EXECUTION VERSION

TRANSACTION AGREEMENT

by and between

EBAY INC.

and

Adevinta ASA

Dated as of July 20, 2020

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-iii-

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Exhibits

Exhibit A: Governance Term Sheet

Exhibit B: Form of Employment Transition Services Agreement

Exhibit C: Form of Transition Services Agreement

Exhibit D: Form of Intellectual Property Matters Agreement

Exhibit E: Form of Share Sale Vendor Loan Note

Exhibit F: Form of Contribution Vendor Loan Note

Exhibit G: Form of Subscription Document

Exhibit H: Form of Purchaser Subsidiary Indemnification Undertaking

Schedules

Schedule I: Share Sale Companies

Schedule II: Accounting Principles

Schedule III: Purchase Price Allocation

Parent Disclosure Schedule

Purchaser Disclosure Schedule

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TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of July 20, 2020, is by and between eBay Inc., a Delaware corporation (“Parent”) and Adevinta ASA, a public company with limited liability organized under the laws of Norway (“Purchaser”). Parent and Purchaser are referred to herein, individually, as a “Party,” and, collectively, as the “Parties.”

RECITALS

WHEREAS, Parent holds, directly and indirectly through certain of its Subsidiaries (together with Parent, each a “Seller,” and, collectively, the “Sellers”), the capital stock and other equity interests of (i) the entities listed on Schedule I Part A hereto (as may be amended pursuant to Section 5.18(b), the “First Share Sale Companies”), (ii) the entities listed on Schedule I Part B hereto (as may be amended pursuant to Section 5.18(b), the “Second Share Sale Companies,” together with the First Share Sale Companies, the “Share Sale Companies”) and (iii) eBay Classifieds Holding B.V. (“Classifieds DutchCo”);

WHEREAS, Parent, acting through itself and its direct and indirect Subsidiaries, including the Share Sale Companies and Classifieds DutchCo, currently conducts the Business;

WHEREAS, Parent desires to cause the Sellers to sell and transfer, and one or more Subsidiaries of Purchaser desires to purchase, the Share Sale Companies through the Share Sales, on the terms and subject to the terms and conditions of this Agreement;

WHEREAS, following the Share Sales and prior to the Contribution, Classifieds DutchCo will make the Classifieds DutchCo Distribution;

WHEREAS, following the Classifieds DutchCo Distribution, Parent desires to cause SwissCo to transfer, and Purchaser desires to accept, all of the outstanding equity interests of Classifieds DutchCo through the Contribution and the Merger (together with the First Share Sale, the Second Share Sale and the Classifieds DutchCo Distribution, the “Transactions”);

WHEREAS, the board of directors of Parent (the “Parent Board”), at a meeting or meetings duly called and held on or prior to the date hereof, has (a) determined that the Transactions and the other transactions contemplated by this Agreement are in the best interests of Parent and its stockholders and (b) approved this Agreement and Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of Purchaser (the “Purchaser Board”), at a meeting or meetings duly called and held on or prior to the date hereof, has (a) determined that the Transactions and the other transactions contemplated by this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement) are in the best interests of Purchaser and its business, taking into account the interests of the other stakeholders of Purchaser, (b) approved this Agreement and Purchaser’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (c) resolved to propose the approval of the items set forth in Section 4.2(b) at a meeting of the stockholders of Purchaser;

WHEREAS, as a condition to the willingness of Parent to enter into this Agreement and as an inducement in consideration therefor, concurrently with the execution and delivery of this Agreement, Schibsted and Blommenholm Industrier AS, each of which is a stockholder of Purchaser, are each entering into a support agreement with Parent (the “Support Agreements”) pursuant to which each such stockholder has agreed, subject to the terms and conditions thereof, to vote its Purchaser Ordinary Stock in favor of the approval of the items set forth in Section 4.2(b);

WHEREAS, the parties to this Agreement intend (a) that, for U.S. federal income tax purposes, the Contribution and the Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement to be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

Section 1.1            Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean any acquisition, merger, business combination or similar transaction(s) regarding all or a material portion of the Business or of the Transferred Entities, taken as a whole, in each case, other than the Transactions and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Action” shall mean any claim, action, suit, arbitration, litigation or proceeding.

“Actual Fraud” of a Party shall mean an intentional and willful misrepresentation of a representation or warranty set forth in Article III or Article IV, or the certificates delivered pursuant to Section 8.2(c) and Section 8.3(c), by such Party that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, that, (i) Schibsted and its Subsidiaries (other than Purchaser and its Subsidiaries) shall not be considered to be an Affiliate of Purchaser and (ii) from and after the Closing, (a) none of Purchaser nor any of its Subsidiaries, including the Transferred Entities, shall be considered an Affiliate of Parent or any of Parent’s Affiliates and (b) neither Parent nor any of Parent’s Affiliates shall be considered an Affiliate of Purchaser or any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Employment Transition Services Agreement, the Intellectual Property Matters Agreement, the Local Share Transfer Agreements, the Liquidity and Information Rights Agreement, the Governance Term Sheet (to the extent effective upon the Closing in accordance with Section 5.27(a)), the Undertaking, the Vendor Loan Notes and the Subscription Documents.

“Anti-Money Laundering Laws” means applicable (i) laws and regulations concerning or relating to money laundering or terrorism financing, including, without limitation, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, the Money Laundering Control Act of 1986 and other legislation, which legislative framework is commonly referred to as the “Bank Secrecy Act,” (ii) laws and regulations governing the activities of money transmitters and payment services companies, including licensing requirements, and (iii) laws and regulations corresponding to those described in the foregoing clauses (i) and (ii) of the jurisdictions in which the Transferred Entities and their Affiliates or Purchaser and its Subsidiaries, as applicable, operate.

“B4F SPA” shall mean that Share Purchase Agreement between mobile.de GmbH and Private Sale International, LLC, dated July 17, 2019.

“Benefit Plan” shall mean (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) each other compensation or benefits plan, program, scheme, practice, policy or arrangement, whether written or oral, including any employment agreement, cash or equity-based bonus or incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, or health and welfare plan, in each case, that is sponsored, maintained or contributed to or by any Sellers or any of their respective Affiliates for the benefit of any Business Employee or Former Business Employee or with respect to which any Sellers or any of their respective Affiliates have any Liability with respect to any Business Employee, or Former Business Employee, other than any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the business, operations, products, platforms, services and activities of the Classifieds platforms of Parent, operated under a collection of brands (as such platforms are described in Parent’s Form 10-K for the year ended December 31, 2019) as conducted as of immediately prior to the date hereof by Parent and its Subsidiaries; provided, that the “Business” shall not include, and the following shall not, directly or indirectly, be transferred to or assumed by Purchaser or any Transferred Entity in connection with the Transactions: (a) any other business, operations, products, platforms, services and activities of Parent or its Subsidiaries, including the business, operations, products, platforms, services and activities of the Marketplaces platform of Parent (as such platform is described in Parent’s Form 10-K for the year ended December 31, 2019) as conducted by Parent and its Subsidiaries, (b) the Licensed Marks and (c) any Overhead and Shared Services.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York, San Francisco, California, Barcelona, Spain, or Oslo, Norway are required or authorized by Law to be closed.

“Business Employee” shall mean each individual who is an employee of Parent or any of its Affiliates (including the Transferred Entities) as of immediately prior to the Closing and is primarily employed in the Business as of immediately prior to the Closing (as determined by Parent in its reasonable discretion), excluding any such individual who is listed by title, location and employee identification number in Section 1.1(a) of the Parent Disclosure Schedule (including any such employee who is on sick leave, military leave, vacation, holiday, short-term or long-term disability or other similar leave of absence).

“Business Environmental Permit” shall mean any material Permit required to operate the Business or occupy and use the Business Leased Real Property under any applicable Environmental Law.

“Business Intellectual Property” shall mean the Intellectual Property Rights owned by the Transferred Entities as of the Closing; provided, that Business Intellectual Property shall not include the Parent Names or any Intellectual Property Rights with respect thereto.

“Business Material Adverse Effect” shall mean any event, change, development or effect that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Business and Transferred Entities, taken as a whole; provided, that no event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions or trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic, product or service areas, (b) domestic, foreign or global political, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets), (c) any act of civil unrest, civil disobedience, riots, looting, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement, (d) any conditions resulting from epidemics and pandemics (including the COVID-19 pandemic), weather conditions, natural or manmade disasters or other acts of God, (e) compliance by the Sellers or the Transferred Entities with applicable Law, (f) the failure of the Business or Parent or any of its Subsidiaries (including the Transferred Entities) to meet internal, Parent, analyst, published or other projections, forecasts, guidance, estimates or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (f) shall not be construed as implying that any Seller is making any representation or warranty hereunder with respect to any internal, Parent, analyst published or other projections, forecasts, guidance, estimates or budgets), (g) any action taken or omitted from being taken by or at the written request or with the written consent of Purchaser or that is required or expressly permitted by this Agreement, including any Remedies, (h) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or the terms hereof or thereof (including the identity of Purchaser or any of its Affiliates) or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Business or the Transferred Entities with employees, labor unions, works councils, financing sources, customers, suppliers, partners, Governmental Entities or other business relationships, (i) changes in any Laws or GAAP or other applicable accounting principles or standards or any interpretations thereof or (j) the Retained Businesses, except, in the case of clauses (a), (b), (c), (e) and (i), to the extent such changes have a disproportionate adverse impact on the business, financial condition or results of operations of the Business and the Transferred Entities, taken as a whole, as compared to other participants in the industries in which the Transferred Entities conduct the Business (in which case only the incremental disproportionate adverse impact of such matter on the Business and the Transferred Entities, taken as a whole (to the extent not otherwise excluded by the definition of Business Material Adverse Effect or otherwise attributable to the COVID-19 pandemic) may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Cash” shall mean the aggregate of all cash, cash equivalents, cash in transit, bank deposits, investment accounts, certificates of deposit, marketable securities, short-term deposits and other similar cash items of a Person calculated in accordance with GAAP.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Competing Proposal” shall mean any inquiry, proposal or offer for, or indication of interest in, any (a) direct or indirect acquisition, exclusive license or purchase of any business or assets of Purchaser or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of Purchaser and its Subsidiaries, taken as a whole, (b) direct or indirect acquisition or purchase of any class or classes of securities representing in the aggregate 15% or more of the outstanding voting power of Purchaser, (c) takeover bid or offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning any class or classes of securities representing in the aggregate 15% or more of the outstanding voting power of Purchaser, or (d) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Purchaser Business that constitutes 15% or more of the net revenue, net income or assets of Purchaser and its Subsidiaries, taken as a whole. The transactions (i) contemplated hereby and (ii) those set out in Section 1.1(c) of the Purchaser Disclosure Schedule shall not be a Competing Proposal.

“Competition Laws” shall mean any United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of February 16, 2020, as amended on June 12, 2020, by and between Parent and Purchaser.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit.

“Contribution Entities” shall mean Classifieds DutchCo and its Subsidiaries as of the Contribution Effective Time.

“Contribution Entities Cash” shall mean the aggregate Cash of the Contribution Entities, minus the Quikr Consideration if any is paid prior to the Contribution Effective Time in accordance with Section 5.7(b); provided, however, that Contribution Entities Cash shall not include Cash included or to be included in the Classifieds DutchCo Cash Distribution, the First Share Sale Entities Cash or the Second Share Sale Entities Cash.

“Contribution Entities Indebtedness” shall mean the Indebtedness of the Contribution Entities; provided, that Contribution Entities Indebtedness shall not include any Indebtedness included in the First Share Sale Entities Indebtedness or the Second Share Sale Entities Indebtedness.

“Contribution Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) the Contribution Entities Indebtedness (other than Indebtedness which is repaid, redeemed, released, terminated or discharged by the Contribution Entities substantially simultaneously with the Contribution Effective Time or Indebtedness incurred by Purchaser and its Affiliates at Closing) minus (b) the Contribution Entities Cash, in each case as of the Contribution Effective Time.

“Contribution Shares” shall mean the capital stock and other equity interests of Classifieds DutchCo.

“Contribution Voting Stock Consideration” shall mean, at the election of Parent, a number of new shares of Purchaser Ordinary Stock that, together with the Second Share Sale Stock Consideration, is equal to 342,474,251 shares of Purchaser Ordinary Stock.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” means the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2), the disease known as coronavirus disease 2019 (COVID-19) and/or any other virus or disease developing from or arising as a result of or that is similar to SARS-CoV-2 and/or COVID-19.

“Customer Data” shall mean any and all information collected by any Person about such Person’s customers, including any Personal Data.

“Danish Entity” means eBay Classifieds Scandinavia ApS.

“Employment Transition Services Agreement” shall mean the Employment Transition Services Agreement to be entered into at the Closing (if required in accordance with Section 6.1) substantially in the form of Exhibit B hereto.

“Environmental Condition” shall mean a condition resulting from the release of a Regulated Substance into the environment on, in, under or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring.

“Environmental Laws” shall mean any Law relating to the pollution or protection of the environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances.

“Environmental Liabilities” shall mean the following Liabilities arising under any Environmental Law or related to or arising out of any Environmental Condition: (a) any duty, fine or penalty imposed by a breach or violation of any Environmental Law; (b) any Remedial Action required by Environmental Law; (c) any bodily injury, property damage or other Liabilities of any other Person arising from any Environmental Condition; or (d) any injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments arising from any Environmental Condition.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“ERISA Affiliate” shall mean, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or under Section 414 of the Code.

“Excluded Parent Employee” shall mean each current or former employee of any Transferred Entity who is not or was not, as applicable, primarily dedicated to the Business (as determined by Parent in its reasonable discretion).

“Final Share Sale Consideration” shall mean the Final First Share Sale Consideration and the Final Second Share Sale Consideration.

“Financing Parties” shall mean the parties to the Commitment Letter and any joinder agreements relating thereto and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns, in each case solely in their capacities as such; provided, that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.

“First Sale Shares” shall mean the capital stock and other equity interests of the First Share Sale Companies.

“First Share Sale Entities” shall mean the First Share Sale Companies and their respective Subsidiaries as of the Share Sale Effective Time.

“First Share Sale Entities Cash” shall mean the aggregate Cash of the First Share Sale Entities; provided, that First Share Sale Entities Cash shall not include Cash included or to be included in the Classifieds DutchCo Cash Distribution, the Second Share Sale Entities Cash or the Contribution Entities Cash.

“First Share Sale Entities Indebtedness” shall mean the Indebtedness of the First Share Sale Entities; provided, that First Share Sale Entities Indebtedness shall not include any Indebtedness included in the Second Share Sale Entities Indebtedness or the Contribution Entities Indebtedness.

“First Share Sale Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) First Share Sale Entities Indebtedness (other than Indebtedness which is repaid, redeemed, released, terminated or discharged by the First Share Sale Entities substantially simultaneously with the Share Sale Effective Time or Indebtedness incurred by Purchaser and its Affiliates at Closing) minus (b) the First Share Sale Entities Cash, in each case as of the Share Sale Effective Time.

“Former Business Employee” shall mean each (a) former employee of a Transferred Entity who separated from employment from such Transferred Entity prior to the Closing and is not an Excluded Parent Employee and (b) former employee of Parent or any of its Affiliates (other than the Transferred Entities) who separated from employment with Parent or its applicable Affiliate prior to the Closing and was primarily dedicated to the Business as of immediately prior to his or her separation from employment.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, any applicable stock exchanges or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governance Term Sheet” shall mean the Governance Term Sheet attached as Exhibit A hereto.

“IFRS” shall mean International Financial Reporting Standards.

“Income Tax” means any Tax that is imposed on or measured by net income, including franchise Taxes.

“Indebtedness” of a Person shall mean, without duplication, in each case calculated in accordance with the Accounting Principles (with respect to Parent and its Subsidiaries, including the Transferred Entities), or IFRS (with respect to Purchaser and its Subsidiaries): (a) any indebtedness for borrowed money of such Person, whether current, short-term or long-term, secured or unsecured, whether evidenced by bonds (other than letters of credit, surety bonds or bank guarantees), notes, debentures or similar instruments, in each case excluding capitalized debt issuance costs; (b) any obligations of such Person in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder; (c) all obligations of such Person for the payment of deferred purchase price of, or a contingent payment for, property, goods or services, including any deferred acquisition purchase price or “earn-out” agreements (but, in each case, excluding trade accounts payable arising in the ordinary course of business); (d) obligations of such Person classified as capitalized finance or capital leases; (e) net obligations of such Person with respect to derivative financial instruments, interest rate swaps, collars, caps, hedging and other derivative and similar arrangements (which, for the avoidance of doubt, may be a positive or negative number); (f) any obligations in respect of dividends declared or other distributions payable; (g) all guarantees or other contingent obligations by such Person of the obligations of other Persons of the type referred to in clauses (a) through (e) above; and (h) with respect to the Transferred Entities, the Pre-Closing Tax Amount, provided, that Indebtedness shall not include (w) any intercompany indebtedness owing by one Contribution Entity to another Contribution Entity or owing by one Share Sale Entity to another Share Sale Entity, with respect to the Transferred Entities, or by the Purchaser or its Subsidiaries to another of Purchaser or its Subsidiaries, (x) lease obligations which would not have been capitalized under GAAP prior to the implementation of ASC 842, (y) with respect to the Transferred Entities, the Classifieds Indebtedness and (z) in the case of Section 5.7(b)(ii), any Liability existing at the Contribution Effective Time with respect to the payment of the Quikr Consideration.

“Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement to be entered into at the Closing substantially in the form of Exhibit D hereto.

“Intellectual Property Rights” shall mean any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos, and other designations of origin, (“Marks”); (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Domain Names”); (d) copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, inventions, data, databases, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Parent” shall mean the actual knowledge of the Persons listed on Section 1.1(d) of the Parent Disclosure Schedule.

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1(e) of the Purchaser Disclosure Schedule.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all Indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Licensed Marks” shall have the meaning set forth in the Intellectual Property Matters Agreement.

“Liens” shall mean all liens, pledges, charges, claims, mortgages, transfer restrictions, security interests or other encumbrances.

“Losses” shall mean all losses, damages, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), actually incurred or suffered by a Parent Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case excluding the items set forth in Section 10.7.

“Material Transferred Entity” shall mean each of Marktplaats B.V., mobile.de GmbH, Gumtree AU Pty. Ltd, Carsguide Autotrade Media Solutions Pty Ltd, Gumtree.com Limited, Motors.co.uk Limited, eBay Classifieds Scandinavian Aps, eBay Classifieds Mexico S de R.L de C.V., eBay Classifieds Group Italia s.r.l, eBay Kleinanzeigen GmbH, and Kijiji Canada Ltd.

“Open Source Software” shall mean any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Person (other than an individual), the articles or certificate of incorporation, articles of association, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company operating agreement, stockholders agreements and all other organizational documents of such Person.

“Overhead and Shared Services” shall mean any ancillary or corporate shared services that are furnished by or on behalf of Parent or any of its Subsidiaries to both the Business and any other business of Parent or its Subsidiaries, including financial reporting, tax, treasury, insurance, corporate development, legal, investor relations, internal audit, travel, human resources, ethics, payroll, global mobility, executive compensation, benefits, information technology and application support services.

“Parent Group” shall mean the Parent, the other Sellers and their respective controlled Affiliates (other than any Transferred Entity).

“Parent Names” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of any member of the Parent Group or the Transferred Entities using or containing “eBay,” either alone or in combination with other words or elements, and all names, marks, trade dress, logos, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens and Liens of mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business or that are being contested in good faith by appropriate Actions, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested in good faith by appropriate Actions and for which adequate reserves have been maintained in accordance with GAAP (with respect to Parent) or IFRS (with respect to Purchaser), (d) Liens disclosed on or reflected in the Business Financial Statements or the audited financial statements of Purchaser included in the Purchaser Reporting Documents, as applicable, (e) Liens or other defects or imperfections of title that do not materially interfere with the ordinary conduct of the Business or the Purchaser Business, as applicable, (f) leases, subleases and similar agreements with respect to (x) the Business Leased Real Property that are not material to the Transferred Entities, taken as a whole, or (y) the Purchaser Leased Real Property that are not material to Purchaser and its Subsidiaries, taken as a whole, as applicable, (g) Liens listed in the applicable title insurance policies, and any easements, covenants, rights-of-way, restrictions of record and other similar charges, in each case, not materially interfering with the ordinary conduct of the Business or the Purchaser Business, as applicable, (h) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property or the Purchaser Real Properties, as applicable, (i) zoning, building and other similar restrictions, (j) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any of the Sellers or Transferred Entities or Purchaser or its Subsidiaries, as applicable, has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business or the Purchaser Business, as applicable, (k) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (l) Liens not created by Parent or any of its Subsidiaries or Purchaser or any of its Subsidiaries, as applicable, that affect the underlying fee interest of any Business Leased Real Property or Purchaser Leased Real Property, as applicable, (m) Liens created under federal, state or foreign securities Laws, (n) Liens affecting the assets or property of the Business or the Purchaser Business, as applicable, that are discharged at or prior to the Closing, (o) licenses or other similar rights granted to Intellectual Property Rights, or (p) Liens created by the other Party or its Affiliates from and after the Closing or that do not materially impair the existing use of the assets or property of the Business or the Purchaser Business, as applicable, affected by such Lien.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Data” shall mean any information defined as “personal data”, “personally identifiable information” or “personal information” under any Privacy Legal Requirement, and any and all information that can reasonably be used to identify a natural person.

“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) that begins after the Closing Date.

“Pre-Closing Tax Amount” shall mean, without duplication, an amount equal to (i) the current Income Tax liabilities of the Transferred Entities, minus (ii) the current Income Tax assets of the Transferred Entities, in each case, to the extent such Income Tax liabilities (or Income Tax assets) have been accrued as of the Closing Date in accordance with GAAP and the Accounting Principles (excluding, for the avoidance of doubt, any assets (including any net operating loss carryforward of Marktplaats BV) and liabilities in respect of deferred Taxes). For the avoidance of doubt and notwithstanding anything else to the contrary in this definition, (x) Pre-Closing Tax Amount shall include (a) any current Income Tax liabilities imposed on any Transferred Entity with respect to (I) the Share Sale (excluding any such Taxes allocated to Purchaser pursuant to Section 11.8), (II) the Classifieds DutchCo Distribution (and any related distribution of Share Sale proceeds by a Subsidiary of Classifieds DutchCo to facilitate the Classifieds DutchCo Distribution) and (III) the transactions undertaken pursuant to the Pre-Closing Restructuring Plan (as modified in accordance with this Agreement) and (b) any current Income Tax Liabilities imposed on any Transferred Entity with respect to any actions taken pursuant to Section 5.7 (Intercompany Accounts; Cash) or Section 5.8 (Termination of Intercompany Arrangements), (y) for purposes of this definition of “Pre-Closing Tax Amount,” each of “Taxes” and “Tax liabilities” shall (1) include (a) any liability for any Tax as a result of being a member of an affiliated, consolidated, combined, unitary or similar group and (b) any liability for the payment of any Tax as a transferee or successor, by contract or otherwise and (2) exclude any Specified Taxes and (z) the calculation of the Pre-Closing Tax Amount shall not take into account any actions by Purchaser or any of its Affiliates (including the Transferred Entities) after the Closing. In the case of any Straddle Period, the amount of Income Taxes included in the Pre-Closing Tax Amount shall be calculated in accordance with Section 7.9.

“Privacy Legal Requirement” shall mean all Laws that pertain to privacy or the processing of Personal Data which are applicable to the Business (in the case of the representations and warranties in Article III) or the Purchaser Business (in the case of the representations and warranties in Article IV).

“Purchaser Benefit Plan” shall mean (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) each other compensation or benefits plan, program, scheme, practice, policy or arrangement, whether written or oral, including any employment agreement, cash or equity-based bonus or incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, or health and welfare plan, in each case, that is sponsored, maintained or contributed to or by Purchaser or any of its Affiliates for the benefit of any current or former employees of Purchaser or any Subsidiary thereof, or with respect to which Purchaser or any of its Affiliates thereof has any Liability with respect to any current or former employees of Purchaser or any Subsidiary thereof, other than any plan, program or arrangement sponsored by a Governmental Entity.

“Purchaser Business” shall mean the businesses of Purchaser and its Subsidiaries as conducted as of immediately prior to the date hereof by Purchaser and its Subsidiaries.

“Purchaser Environmental Permit” shall mean any material Permit required to operate the Purchaser Business, or occupy and use the Purchaser Leased Real Property, under any applicable Environmental Law.

“Purchaser Intellectual Property” shall mean the Intellectual Property Rights owned by the Material Purchaser Subsidiaries as of the Closing.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole; provided, that no event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Purchaser Material Adverse Effect: (a) the general conditions or trends in the industries or businesses in which the Purchaser Business is operated or in which Purchaser or its Subsidiaries operate, including competition in geographic, product or service areas, (b) domestic, foreign or global political, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets), (c) any act of civil unrest, civil disobedience, riots, looting, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement, (d) any conditions resulting from epidemics and pandemics (including the COVID-19 pandemic), weather conditions, natural or manmade disasters or other acts of God, (e) compliance by Purchaser or its Subsidiaries with applicable Law, (f) the failure of the Purchaser Business or Purchaser or any of its Subsidiaries to meet internal, analyst, published or other projections, forecasts, guidance, estimates or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Purchaser Material Adverse Effect; provided, further, that this clause (f) shall not be construed as implying that Purchaser is making any representation or warranty hereunder with respect to any internal, analyst published or other projections, forecasts, guidance, estimates or budgets), (g) any action taken or omitted from being taken by or at the written request or with the written consent of Parent or that is required or expressly permitted by this Agreement, including any Remedies, (h) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or the terms hereof or thereof (including the identity of Parent or any of its Affiliates), or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Purchaser Business or Purchaser and its Subsidiaries with employees, labor unions, works councils, financing sources, customers, suppliers, partners, Governmental Entities or other business relationships, or (i) changes in any Laws or IFRS or other applicable accounting principles or standards or any interpretations thereof, except, in the case of clauses (a), (b), (c), (e) and (i), to the extent such changes have a disproportionate adverse impact on the business, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Purchaser and its Subsidiaries conduct their businesses (in which case only the incremental disproportionate adverse impact of such matter on Purchaser and its Subsidiaries, taken as a whole (to the extent not otherwise excluded by the definition of Purchaser Material Adverse Effect or otherwise attributable to the COVID-19 pandemic) may be taken into account in determining whether there has been a Purchaser Material Adverse Effect).

“Purchaser Material Contracts” shall mean any Contract which (a) relates to the Purchaser Business, (b) relates to transactions, arrangements, understandings or Contracts between Purchaser and any of its Affiliates (including any present or former officers or directors of Purchaser or any of its Affiliates), on the one hand, and Schibsted or any of its Affiliates, on the other hand; and (c) is material because either (i) the total amount invoiced or paid to or by Purchaser or any of its Subsidiaries per annum is in excess of $5,000,000, (ii) any Contract that could otherwise have a significant impact on or impose significant restrictions on the Purchaser Business or any restrictions on a shareholder of Purchaser, including Contracts the express terms of which (A) restrict or limit in any material respect the ability of the Purchaser or any of its Subsidiaries or shareholders to compete in any business or in any geographic area (in each case, other than non-exclusive, inbound licenses to Intellectual Property Rights that are subject to territorial limitations and covenants not to assert, sue or challenge), (B) contain material exclusivity obligations binding on the Purchaser Business, Purchaser or any of its Subsidiaries or shareholders or (C) require the Purchaser Business, Purchaser or any of its Subsidiaries or shareholders to conduct any material business on a “most favored nation” basis with any Person, in each case, other than Contracts containing customary non-solicitation and no-hire provisions entered into in the ordinary course of business, or (iii) any Contract that could prevent or materially delay the consummation of the Transactions.

“Purchaser Material Subsidiary” shall mean each of the Purchaser, Adevinta Finance AS, Adevinta Iberica SL, Adevinta France SAS, LBC France SASU, SCM Local SASU, SAS SNEEP and Adevinta Spain SL.

“Quikr” shall mean Quikr Mauritius Holding Private Limited.

“Regulated Substance” shall mean any (a) substance defined as “hazardous,” “toxic,” “radioactive,” a “contaminant,” a “pollutant” or words of similar import by any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) regulated asbestos containing material as defined by 40 C.F.R. § 61.141, and (d) polychlorinated biphenyls, methane or radon.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the environment, (b) prevent the release or threat of release or minimize the further release of a Regulated Substance so it does not migrate or endanger public health or welfare or the environment, and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care. The term “Remedial Action” includes any action that constitutes a “removal,” “remedial action” or “response” as defined by Section 101 of CERCLA, 42 U.S.C. §§ 9601(23), (24) and (25); and a “corrective action” as defined in RCRA, 42 U.S.C. § 6901 et seq.

“Representative” shall mean, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, consultants, other advisors or other Persons acting on behalf of such Person.

“Retained Businesses” shall mean the businesses of the Parent Group and its Affiliates (other than the Business).

“Sale Shares” shall mean the First Sale Shares and the Second Sale Shares.

“Sanctioned Jurisdiction” means, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimean Peninsula, Cuba, Iran, North Korea or Syria).

“Sanctioned Person” means any Person or Governmental Entity that is the target of Sanctions, including, (a) any Person listed in the lists of sanctioned Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, Her Majesty’s Treasury of the United Kingdom or other Governmental Entity in any other jurisdictions in which the Transferred Entities or Purchaser and its Subsidiaries, as applicable, operate, (b) any Person organized or resident in a Sanctioned Jurisdiction or (c) any Person directly or indirectly owned, fifty percent or more, or controlled by any Person or Persons described in the foregoing clauses (a) and (b).

“Sanction(s)” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced by the U.S. government (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, any EU member state, Her Majesty’s Treasury or other Governmental Entity in any other jurisdictions in which the Transferred Entities or Purchaser and its Subsidiaries, as applicable, operate.

“Schibsted” means Schibsted ASA.

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Sale Shares” shall mean the capital stock and other equity interests of the Second Share Sale Companies.

“Second Share Sale Entities” shall mean the Second Share Sale Companies and their respective Subsidiaries as of the Share Sale Effective Time.

“Second Share Sale Entities Cash” shall mean the aggregate Cash of the Second Share Sale Entities; provided, that Second Share Sale Entities Cash shall not include Cash included or to be included in the Classifieds DutchCo Cash Distribution, the First Share Sale Entities Cash or the Contribution Entities Cash.

“Second Share Sale Entities Indebtedness” shall mean the Indebtedness of the Second Share Sale Entities; provided, that Second Share Sale Entities Indebtedness shall not include any Indebtedness included in the First Share Sale Entities Indebtedness or the Contribution Entities Indebtedness.

“Second Share Sale Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) Second Share Sale Entities Indebtedness (other than Indebtedness which is repaid, redeemed, released, terminated or discharged by the Second Share Sale Entities substantially simultaneously with the Share Sale Effective Time or Indebtedness incurred by Purchaser and its Affiliates at Closing) minus (b) the Second Share Sale Entities Cash, in each case as of the Share Sale Effective Time.

“Second Share Sale Stock Consideration” shall mean 137,737,961 new shares of Purchaser Ordinary Stock.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan that is not a Transferred Entity Benefit Plan.

“Share Sale” shall mean the First Share Sale and the Second Share Sale.

“Share Sale Companies” shall mean the First Share Sale Companies and the Second Share Sale Companies.

“Share Sale Effective Time” shall mean 11:59 p.m., Pacific time, on the Closing Date.

“Share Sale Entities” shall mean the First Share Sale Entities and the Second Share Sale Entities.

“Shares” shall mean the Sale Shares and the Contribution Shares.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates, menus, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Straddle Period” shall mean any taxable period that begins on or before, and ends after, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that, (x) from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of any member of the Parent Group and (y) none of the Purchaser and its Subsidiaries shall be considered a Subsidiary of Schibsted.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any taxing authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement required to be filed with any taxing authority relating to Taxes, including any amendment thereof.

“Transaction Expenses” shall mean to the extent not paid at or prior to the Closing, the aggregate amount of all unpaid out-of-pocket fees and expenses (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of the Transferred Entities, which a Transferred Entity has agreed to pay or is otherwise liable for (including, if applicable, fees and expenses of the Parent or its Affiliates which a Transferred Entity has agreed to pay or is otherwise liable for) in each case in connection with the Transactions and that constitute fees and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts; provided, however, that any fees, commissions, costs, payments and expenses (i) incurred (whether or not yet invoiced) by Purchaser or its Affiliates shall not constitute Transaction Expenses; (ii) incurred in connection with the Debt Financing, Replacement Financing or the Classifieds Indebtedness or (iii) agreed to be borne by the Purchaser pursuant to, and in accordance with, this Agreement shall not constitute Transaction Expenses.

“Transferred Company Subsidiary” shall mean (a) with respect to each Share Sale Company, each Person to be a Subsidiary of such Share Sale Company as of the Share Sale Effective Time and (b) respect to Classifieds DutchCo, each Person to be a Subsidiary of Classifieds DutchCo as of the Contribution Effective Time.

“Transferred Entities” shall mean (a) the Share Sale Entities and (b) the Contribution Entities.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is (i) sponsored, maintained or contributed to solely by one or more Transferred Entities, or (ii) that is exclusively for the benefit of the Business Employees and/or Former Business Employees (other than any Retention Agreement).

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit C hereto.

“Undertaking” shall mean the Undertaking to be entered into at the Closing substantially in the form of Exhibit H hereto.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“VAT” shall mean (a) any UK value added tax imposed pursuant to the Value Added Tax Act 1994; (b) any Norwegian value added tax imposed pursuant to the Norwegian Value Added Tax Act 2009; (c) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (d) any other tax of a similar nature, whether imposed in the UK, Norway or a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (a), (b) and (c) above, or imposed elsewhere.

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

Section 1.2            Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section

Accounting Principles	Section 2.3(b)
Acquisition Transaction	Section 5.14(d)
Adverse Recommendation	Section 5.20(b)
Agreement	Preamble
Allocation	Section 7.1(c)
Allocation Schedule	Section 7.1(a)
Annual Cash Bonus	Section 6.8(a)
Annual Cash Bonus Plan	Section 6.8(a)
Anticorruption Laws	Section 3.8(b)
Assigning Party	Section 11.8
Bridge Facilities	Section 5.15(d)
Business Financial Statements	Section 3.5(a)
Business Leased Real Property	Section 3.12(b)
Business Material Contracts	Section 3.15(a)
Business Real Property Lease	Section 3.12(b)
Business Software	Section 3.16(h)
Classifieds DutchCo	Recitals
Classifieds DutchCo Cash Distribution	Section 2.1(d)
Classifieds DutchCo Distribution	Section 2.1(d)
Classifieds DutchCo Stock Distribution,	Section 2.1(d)
Classifieds Financing Arrangements	Section 2.1(a)
Classifieds Indebtedness	Section 2.1(a)
Classifieds Silo Replacement Financing	Section 5.15(b)
Closing	Section 2.1
Closing Contribution Adjustment	Section 2.1(e)(iii)
Closing Contribution Consideration	Section 2.1(e)(ii)
Closing Date	Section 2.2(a)
Closing First Share Sale Adjustment,	Section 2.1(b)(i)
Closing First Share Sale Consideration	Section 2.1(b)(i)
Closing Second Share Sale Adjustment,	Section 2.1(b)(i)
Closing Second Share Sale Cash Consideration	Section 2.1(b)(i)
Closing Share Sale Consideration	Section 2.1(c)(i)
COBRA	Section 6.5
Collection Fees and Expenses	Section 9.3(d)
Commitment Letter	Section 4.18(a)

Contribution	Section 2.1(e)(i)
Contribution Consideration	Section 2.1(e)(ii)
Contribution Effective Time	Section 2.1(e)(i)
Contribution Subscription Document	Section 2.2(b)(i)(G)
Contribution Vendor Loan Note	Section 2.1(e)(ii)
Contribution VPS Account(s)	Section 2.1(e)(iv)
Copyrights	Section 1.1
Corporate Names	Section 5.13(a)
Covered Tax Proceeding	Section 7.10(b)
Current Representation	Section 11.12(a)
D&O Indemnitees	Section 5.17(a)
D&O Policy	Section 5.17(c)
Debt Financing	Section 4.18(a)
Deferred Closing	Section 2.7(b)(i)
Deferred Closing Date	Section 2.7(b)(i)
Deferred Closing Governmental Approvals	Section 2.7(b)(i)
Deferred Closing Jurisdiction	Section 2.7(b)(i)
Deferred Transferred Entity	Section 2.7(b)(i)
Definitive Agreements	Section 5.15(a)
Designated Person	Section 11.12(a)
Domain Names	Section 1.1
Dutch Works Council	Section 6.14(a)
Dutch Works Council Consultation Procedure	Section 6.14(a)
DutchCo Merger Sub	Section 5.28
Enforceability Exceptions	Section 3.3(a)
Estimated Closing Statements	Section 2.3(a)
Estimated Contribution Closing Statement	Section 2.3(a)
Estimated First Share Sale Closing Statement	Section 2.3(a)
Estimated Second Share Sale Closing Statement	Section 2.3(a)
Estimated Transaction Expenses	Section 11.6
EU Prospectus Regulation	Section 5.19(a)
Fiduciary Termination Fee	Section 9.3(b)(i)
Final Closing Statements	Section 2.5(c)
Final Contribution Closing Statement	Section 2.5(c)
Final Contribution Consideration	Section 2.6(c)
Final First Share Sale Closing Statement	Section 2.5(c)
Final First Share Sale Consideration	Section 2.6(a)
Final Second Share Sale Cash Consideration	Section 2.6(b)
Final Second Share Sale Closing Statement	Section 2.5(c)
Final Second Share Sale Consideration	Section 2.6(b)
Final Transaction Expenses	Section 11.6(b)
Financing Amounts	Section 4.18(d)
First Share Sale	Section 2.1(b)(i)
First Share Sale Companies	Recitals
First Share Sale Consideration	Section 2.1(b)(i)
First Share Sale Purchasers	Section 2.1(b)(i)

First Share Sale Sellers	Section 2.1(b)(i)
FSA	Section 5.19(a)
Fundamental Representations	Section 8.3(a)
Guarantees	Section 5.9(b)
Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Independent Accounting Firm	Section 2.5(c)
Initial Closing Statement	Section 2.4(a)
Initial Closing Statements	Section 2.4(a)
Initial Contribution Closing Statement	Section 2.4(a)
Initial First Share Sale Closing Statement	Section 2.4(a)
Initial Second Share Sale Closing Statement	Section 2.4(a)
Intended Tax Treatment	Section 4.22(c)
IP Consideration	Section 2.1(f)
IP Transfer	Section 2.1(f)
Last Balance Sheet Date	Section 3.5(b)
Legal Restraints	Section 8.1(b)
Lenders	Section 4.18(a)
Liquidity and Information Rights Agreement	Section 5.27
Local Share Transfer Agreements	Section 2.7(a)
LTD Employee	Section 6.1(c)
Marks	Section 1.1
Merger	Section 2.1(g)
Merger Effective Time	Section 2.1(g)
Minority Interests	Section 3.2(d)
New Plan	Section 6.3
Norwegian Securities Trading Act	Section 5.19(a)
Notarial Merger Deed	Section 2.1(g)
Notice of Disagreement	Section 2.5(a)
Occurrence Policy	Section 5.10(c)
Other Real Property	Section 3.12(b)
Outside Date	Section 9.1(b)(i)
Outstanding Classifieds Indebtedness	Section 2.1(d)
Overall Cap	Section 10.2(c)
Parent	Preamble
Parent Board	Recitals
Parent Dataroom	Section 11.1(d)
Parent Disclosure Schedule	Article III
Parent Fundamental Representations	Section 8.2(a)
Parent Guarantees	Section 5.9(a)
Parent Indemnified Parties	Section 10.3(a)
Parent Related Parties	Section 10.5(b)
Parent Releasees	Section 11.15(b)
Parent U.S. DC Plans	Section 6.10
Parties	Preamble
Party	Preamble

Patents	Section 1.1
Paying Party	Section 2.8
Permitted Transactions	Section 4.22(a)
Post-Closing Contribution Adjustment	Section 2.6(c)
Post-Closing First Share Sale Adjustment	Section 2.6(a)
Post-Closing Representation	Section 11.12(a)
Post-Closing Second Share Sale Adjustment	Section 2.6(b)
Pre-Closing Occurrence Policy Claims	Section 5.10(c)
Pre-Closing Restructuring Plan	Section 5.18(a)
Pre-Closing WC Claims	Section 5.10(b)
Preliminary Allocation	Section 7.1(b)
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Dataroom	Section 11.1(e)
Purchaser Disclosure Schedule	Article IV
Purchaser Fundamental Representations	Section 8.3(a)
Purchaser Health Plans	Section 6.4
Purchaser Indemnified Parties	Section 10.2(a)
Purchaser Last Balance Sheet Date	Section 4.5(d)
Purchaser Leased Real Property	Section 4.10(b)
Purchaser Nonvoting Stock	Section 2.1(e)(ii)
Purchaser Ordinary Stock	Section 4.4(a)
Purchaser Permits	Section 4.9
Purchaser Prospectus	Section 5.19(a)
Purchaser Related Parties	Section 10.5(b)
Purchaser Releasees	Section 11.15(a)
Purchaser Reporting Documents	Section 4.5(b)
Purchaser Software	Section 4.13(h)
Purchaser Stockholder Approval	Section 4.2(b)
Purchaser Stockholders Meeting	Section 5.20(a)
Purchaser Termination Fee	Section 9.3(c)
Purchaser U.S. DC Plans	Section 6.10
Quikr Consideration	Section 5.7(b)
R&W Insurance Policy	Section 5.16
Registered Business Intellectual Property	Section 3.16(a)
Registered Purchaser Intellectual Property	Section 4.13(a)
Regulatory Termination Fee,	Section 9.3(c)
Relevant Period	Section 7.3(d)
Remedies	Section 5.3(e)
Replacement Financing	Section 5.15(b)
Replacement Financing Documents	Section 5.15(b)(ii)
Replacement Financing Lenders	Section 5.15(e)(ii)
Required Jurisdiction	Section 8.1(a)
Resolution Period	Section 2.5(b)
Retained Payments	Section 6.9(a)
Retention Agreements	Section 6.9(a)

Second Share Sale	Section 2.1(c)(i)
Second Share Sale Cash Consideration	Section 2.1(c)(i)
Second Share Sale Companies	Recitals
Second Share Sale Purchasers	Section 2.1(c)(i)
Second Share Sale Sellers	Section 2.1(c)(i)
Second Share Sale VPS Account(s)	Section 2.1(c)(ii)
Section 245A Subsidiaries	Section 7.2(b)
Section 338(g) Elections	Section 7.2(b)
Section 338(g) Subsidiaries	Section 7.2(b)
Seller	Recitals
Sellers	Recitals
Sensitive Business Information	Section 5.2(b)
Sensitive Retained Businesses Information	Section 5.2(c)
Share Sale Companies	Recitals
Share Sale Purchasers	Section 2.1(c)(i)
Share Sale Sellers	Section 2.1(c)(i)
Share Sale Subscription Document	Section 2.2(b)(i)(F)
Share Sale Vendor Loan Note	Section 2.1(c)(i)
Shared Contracts	Section 5.5(b)
Specified Share Sale Entities	Section 7.2(b)
Specified Taxes	Section 10.3(a)
Subscription Documents	Section 2.2(b)(i)(G)
Subsidiary Shares	Section 3.2(a)
Support Agreements	Recitals
SwissCo	Section 2.1(d)
Tax Elections	Section 7.2(b)
Third Party Claim	Section 10.4(a)
Third Party Consents	Section 5.5(a)
Trade Secrets	Section 1.1
Transaction Committee	Section 5.1(g)
Transaction Taxes	Section 10.2(a)
Transactions	Recitals
Transfer Taxes	Section 7.8
Transferred Business Employee	Section 6.1(d)
Transferred Entity Guarantees	Section 5.9(b)
Transferred Entity Permits	Section 3.9
Vendor Loan Notes	Section 2.1(e)(ii)
Workers Compensation Policies	Section 5.10(b)

Article II

THE TRANSACTIONS

Section 2.1            The Transactions. Upon the terms and subject to the conditions set forth in this Agreement, prior to or at the closing of the transactions contemplated by this Agreement (excluding any transactions to be consummated at any Deferred Closing) (the “Closing”), the Parties shall take the following actions:

(a)           Incurrence of Classifieds Indebtedness. Prior to the Closing, Classifieds DutchCo shall enter into one or more definitive agreements providing for, and shall incur effective as of prior to the Share Sale Effective Time, indebtedness in an aggregate principal amount of $1,200,000,000 (the “Classifieds Indebtedness”), which indebtedness shall consist of borrowings on the terms and conditions contemplated by the Commitment Letter or Replacement Financing (the “Classifieds Financing Arrangements”).

(b)          First Share Sale.

(i)            Parent shall, or shall cause the other applicable Sellers (together, the “First Share Sale Sellers”) to, transfer, convey, assign and deliver to certain Subsidiaries of Purchaser, none of which are disregarded as entities separate from Purchaser for U.S. federal income tax purposes (the “First Share Sale Purchasers”), and Purchaser shall cause the First Share Sale Purchasers to purchase and acquire from the First Share Sale Sellers, all of the First Sale Shares (the “First Share Sale”) on the terms and conditions set out in this Agreement. In consideration for the First Sale Shares, at the Share Sale Effective Time, Purchaser shall cause the First Share Sale Purchasers to deliver to Parent (and/or one or more of Parent’s designees), on behalf of the First Share Sale Sellers, in cash, an aggregate amount equal to (A) $2,250,000 (the “First Share Sale Consideration”); minus (B) the amount, which may be positive or negative, if any, of First Share Sale Net Indebtedness set forth in the Estimated First Share Sale Closing Statement (the “Closing First Share Sale Adjustment”, and the First Share Sale Consideration as adjusted by the Closing First Share Sale Adjustment, the “Closing First Share Sale Consideration”).

(ii)           The transfer of the First Share Sale Companies organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such First Share Sale Company shall be effected pursuant to Local Share Transfer Agreements as further described in Section 2.7(a).

(c)           Second Share Sale.

(i)            Parent shall, or shall cause the other applicable Sellers (together, the “Second Share Sale Sellers”, and together with the First Share Sale Sellers the “Share Sale Sellers”) to, transfer, convey, assign and deliver to certain Subsidiaries of Purchaser, none of which are disregarded as entities separate from Purchaser for U.S. federal income tax purposes (the “Second Share Sale Purchasers”, and together with the First Share Sale Purchasers, the “Share Sale Purchasers”), and Purchaser shall cause the Second Share Sale Purchasers to purchase and acquire from the Second Share Sale Sellers, all of the Second Sale Shares (the “Second Share Sale”) on the terms and conditions set out in this Agreement. In consideration for the Second Sale Shares, at the Share Sale Effective Time, Purchaser shall cause the Second Share Sale Purchasers to deliver to Parent (and/or one or more Parent’s designees), on behalf of the Second Share Sale Sellers, (i)(A) in cash, an amount equal to $1,292,750,000 (the “Second Share Sale Cash Consideration”); minus (B) the amount, which may be positive or negative, if any, of Second Share Sale Net Indebtedness set forth in the Estimated Second Share Sale Closing Statement (the “Closing Second Share Sale Adjustment,” and the Second Share Sale Cash Consideration as adjusted by the Closing Second Share Sale Adjustment, the “Closing Second Share Sale Cash Consideration”); and (ii) one or more vendor loan notes, each substantially in the form of Exhibit E, in the amount of the Second Share Sale Stock Consideration in the aggregate (each a “Share Sale Vendor Loan Note”). Immediately following the delivery by the Second Share Sale Purchasers of the Share Sale Vendor Loan Notes to Parent (and/or one or more of Parent’s designees), Parent (and/or one or more of Parent’s designees) shall, on behalf of the Second Share Sale Sellers, subscribe for and be allotted the Second Share Sale Stock Consideration (together with the Closing Second Share Sale Cash Consideration and the Closing First Share Sale Consideration, the “Closing Share Sale Consideration”).

(ii)           The subscription amount payable by Parent (and/or one or more of Parent’s designees) on behalf of the Second Share Sale Sellers for the Purchaser Ordinary Stock constituting the Second Share Sale Stock Consideration shall be settled by way of Parent (and/or one or more of Parent’s designees) transferring the Share Sale Vendor Loan Notes to Purchaser as in-kind contribution. Purchaser, promptly (and in any event within two (2) Business Days) following the Share Sale Effective Time, shall (A) ensure the share capital increase pertaining to the issuance of the Second Share Sale Stock Consideration is duly registered in the Norwegian Register of Business Enterprises and (B) procure that the Second Share Sale Stock Consideration is issued and delivered to the VPS account(s) designated by Parent (the “Second Share Sale VPS Account(s)”).

(iii)          The transfer of the Second Share Sale Companies organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Second Share Sale Company shall be effected pursuant to Local Share Transfer Agreements as further described in Section 2.7(a).

(d)          Classifieds DutchCo Distribution. No later than immediately following the Share Sale Effective Time, Classifieds DutchCo shall (i) declare and pay a cash distribution to eBay International Holding GmbH (“SwissCo”) in an amount equal to the (x) aggregate principal amount of the Classifieds Indebtedness plus (y) any portion of the Closing First Share Sale Consideration then held by Classifieds DutchCo and/or its Subsidiaries plus (z) any portion of the Closing Second Share Sale Cash Consideration then held by Classifieds DutchCo and/or its Subsidiaries ((x) to (z), collectively, the “Classifieds DutchCo Cash Distribution”) (provided that, if, as of immediately prior to the Classifieds DutchCo Cash Distribution, there is outstanding indebtedness pursuant to which Classifieds DutchCo is the obligor (whether such indebtedness is payable to Parent or any of its Affiliates or a third party) (such debt, “Outstanding Classifieds Indebtedness”), then a portion of the Classifieds DutchCo Cash Distribution equal to the aggregate principal amount of such indebtedness shall be paid to the relevant creditor pursuant to this Section 2.1(d) in full satisfaction and settlement of such indebtedness); (ii) distribute one or more of the Share Sale Vendor Loan Notes (or any portion of the Second Share Sale Stock Consideration) then held by Classifieds DutchCo and/or its Subsidiaries to SwissCo (the “Classifieds DutchCo Stock Distribution,” and together with the Classifieds DutchCo Cash Distribution, the “Classifieds DutchCo Distribution”); and (iii) cause each Share Sale Seller that is a Transferred Entity to assign any rights or obligations of such Share Sale Seller (solely in its capacity as a Seller) under this Agreement to Parent (or to a Subsidiary of Parent designated by Parent), including any right of such Share Sale Seller to receive and/or obligation to pay any Post-Closing First Share Sale Adjustment, Post-Closing Second Share Sale Adjustment or under Article X. To the extent any Closing First Sale Share Consideration, Closing Second Share Sale Cash Consideration or Second Share Sale Stock Consideration was received by a Subsidiary of Classifieds DutchCo on behalf of a Share Sale Seller, Classifieds DutchCo shall first cause such Subsidiary to declare and pay a distribution of such consideration to Classifieds DutchCo. The cash comprising the Classifieds DutchCo Cash Distribution (other than any amounts paid in satisfaction of any Outstanding Classifieds Indebtedness) shall be paid by wire transfer of immediately available funds to an account designated by SwissCo to Classifieds DutchCo, in accordance with the applicable provisions under Dutch law.

(e)           Contribution.

(i)            Effective at 12:02 a.m., Pacific time, on the day following the Classifieds DutchCo Distribution, and in any event on the day immediately following the Closing Date, Parent shall cause SwissCo to contribute and transfer to Purchaser, and Purchaser shall accept such contribution and transfer from SwissCo, all of the Contribution Shares (the “Contribution”) on the terms and conditions set out in this Agreement. For purposes of this Agreement, the Contribution shall be deemed effective at 12:02 a.m., Pacific time, on the day immediately following the Closing Date (the “Contribution Effective Time”).

(ii)           In consideration for the Contribution Shares, at the Contribution Effective Time, Purchaser shall deliver to SwissCo a vendor loan note, substantially in the form of Exhibit F, in the amount of the Contribution Consideration (the “Contribution Vendor Loan Note,” and together with Share Sale Vendor Loan Notes, the “Vendor Loan Notes”). Immediately following the delivery by Purchaser of the Contribution Vendor Loan Note to SwissCo, SwissCo shall contribute the Contribution Vendor Loan Note to Purchaser to subscribe for and be allotted (A) the Contribution Voting Stock Consideration and (B) 197,520,228 new shares of nonvoting stock, par value of NOK 0.2, of Purchaser having the same rights and economics as Purchaser Ordinary Stock other than with respect to voting rights and on such other terms set forth in the amendment to the Articles of Association of Purchaser, in accordance with the Governance Term Sheet, to be agreed by the Parties prior to Closing (the “Purchaser Nonvoting Stock”, and together with the Contribution Voting Stock Consideration, the “Contribution Consideration”). The “Closing Contribution Consideration” shall equal the sum of the Contribution Consideration plus the Closing Contribution Adjustment.

(iii)          The “Closing Contribution Adjustment” (which may be a positive or negative number) shall equal the amount, if any, of the Contribution Net Indebtedness set forth in the Estimated Contribution Closing Statement. If the Closing Contribution Adjustment is a negative amount, Purchaser shall deliver to SwissCo by wire transfer, to an account or accounts designated by Parent prior to the Contribution Effective Time, immediately available funds in an aggregate amount equal to the absolute value of the Closing Contribution Adjustment. If the Closing Contribution Adjustment is a positive amount, Parent shall deliver, or shall cause SwissCo to deliver, to Purchaser by wire transfer, to an account or accounts designated by Purchaser prior to the Contribution Effective Time, immediately available funds in an aggregate amount equal to the Closing Contribution Adjustment.

(iv)          The subscription amount payable by SwissCo for the Purchaser Ordinary Stock and the Purchaser Nonvoting Stock constituting the Contribution Consideration shall be settled by way of set off against, and in full satisfaction of, all of SwissCo’s right and claim under the Contribution Vendor Loan Note, which shall terminate and be fully repaid effective immediately after the Contribution Effective Time as a result of such set-off. Purchaser, promptly (and in any event within one (1) Business Day) following the Contribution Effective Time, shall (A) ensure the share capital increase pertaining to the issuance of the Contribution Consideration is duly registered in the Norwegian Register of Business Enterprises and (B) procure that the Contribution Consideration is issued and delivered to the VPS account(s) designated by Parent, which account(s) shall be separate from the Second Share Sale VPS Account(s) (the “Contribution VPS Account(s)”).

(f)           Transfer of Intellectual Property Rights. In consideration for any Intellectual Property Rights transferred and assigned pursuant to Section 3.1, Section 3.3, Section 3.4, Article IV and Section 9.7 of the Intellectual Property Matters Agreement (the “IP Transfer”), at the Closing, Purchaser shall deliver to Parent (and/or one or more of Parent’s designees) in cash, an aggregate amount equal to $5,000,000 (the “IP Consideration”).

(g)          Classifieds DutchCo Merger. Immediately following the Contribution Effective Time and pursuant to the same overall plan that includes the Contribution and the Merger, the merger of Classifieds DutchCo with and into DutchCo Merger Sub to be incorporated in accordance with Section 5.28 and a wholly owned Subsidiary of Purchaser that is disregarded as an entity separate from Purchaser for U.S. federal income Tax purposes (such merger, the “Merger”), with DutchCo Merger Sub continuing as the entity surviving the Merger, shall be implemented by means of the execution of a notarial deed of merger by a Dutch civil law notary in accordance with the applicable provisions under Dutch law. The Merger shall become effective at 12:00 a.m. Central European Time upon the execution of the notarial merger deed in a form mutually and reasonably agreed by Purchaser and Parent (the “Notarial Merger Deed)” on the day immediately following the Contribution (the “Merger Effective Time”).

Section 2.2            Closing.

(a)           The Closing shall take place (i) at the offices of Parent, 2025 Hamilton Avenue, San Jose, California 95125, at 11:59 p.m., Pacific time, on the date that is three (3) Business Days (provided such day is also a business day in Amsterdam, the Netherlands) after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser; provided, however, that in no event shall the Closing occur prior to November 1, 2020 unless waived jointly in writing by Parent and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.” For all purposes under this Agreement and each other Ancillary Agreement, the Closing shall be deemed effective as of the Share Sale Effective Time; provided, however, that where an effective time is specified with respect to any particular Transaction in Section 2.1, such specific effective time shall govern.

(b)          At the Closing:

(i)            Parent shall, or shall cause the other Sellers, as applicable, to:

(A)             deliver to the Share Sale Purchasers certificates evidencing the Sale Shares (excluding the Shares of any Deferred Transferred Entity) to the extent that such Sale Shares are in certificate form, duly endorsed in blank or with stock powers or a similar instrument of transfer duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto, and to the extent that such Sale Shares are not in certificate form, evidence of transfer of such Sale Shares;

(B)             deliver to Purchaser certificates evidencing the Contribution Shares (excluding the Shares of any Deferred Transferred Entity) to the extent that such Contribution Shares are in certificate form, duly endorsed in blank or with stock powers or a similar instrument of transfer duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto, and to the extent that such Contribution Shares are not in certificate form, evidence of transfer of such Contribution Shares;

(C)             if the Closing Contribution Adjustment is a positive amount, deliver to Purchaser by wire transfer, to an account or accounts designated by Purchaser prior to the Contribution Effective Time, immediately available funds in an aggregate amount equal to the Closing Contribution Adjustment;

(D)             deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(E)             deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements to which any member of the Parent Group or any Transferred Entity is a party;

(F)             subscribe for the Second Share Sale Stock Consideration by delivering a subscription document in the form as set out in Exhibit G (the “Share Sale Subscription Document”); and

(G)             subscribe for the Contribution Consideration by delivering a subscription document in the form as set out in Exhibit G (the “Contribution Subscription Document,” and together with the Share Sale Subscription Document, the “Subscription Documents”).

(ii)           Purchaser shall, or shall cause its Affiliates, as applicable, to:

(A)             deliver to Parent (and/or one or more of Parent’s designees) on behalf of the First Share Sale Sellers by wire transfer, to an account or accounts designated by Parent (or by an Affiliate of Parent) prior to the Share Sale Effective Time, immediately available funds in an aggregate amount equal to the Closing First Share Sale Consideration;

(B)             deliver to Parent(and/or one or more of Parent’s designees) on behalf of the Second Share Sale Sellers by wire transfer, to an account or accounts designated by Parent (or by an Affiliate of Parent) prior to the Share Sale Effective Time, immediately available funds in an aggregate amount equal to the Closing Second Share Sale Cash Consideration;

(C)             deliver to Parent (and/or one or more of Parent’s designees) on behalf of the Second Share Sale Sellers the Share Sale Vendor Loan Notes;

(D)             deliver to Parent (and/or one or more of Parent’s designees) on behalf of the Second Share Sale Sellers the Share Sale Subscription Document;

(E)             promptly following registration by the Norwegian Register of Business Enterprises of the matters referred to in Section 2.2(b)(ii)(H), issue and deliver the Second Share Sale Stock Consideration to the Second Share Sale VPS Account(s) designated by Parent prior to the Share Sale Effective Time;

(F)             deliver to SwissCo the Contribution Vendor Loan Note;

(G)             deliver to SwissCo the Contribution Subscription Document;

(H)             file for the registration of (i) the share capital increase pertaining to the issuance of the Second Share Sale Stock Consideration, (ii) the share capital increase pertaining to the issuance of the Contribution Consideration and (iii) the Purchaser Stockholder Approval with the Norwegian Register of Business Enterprises;

(I)             promptly following registration by the Norwegian Register of Business Enterprises of the matters referred to in Section 2.2(b)(ii)(H), issue and deliver the Contribution Consideration to the Contribution VPS Account(s) designated by Parent prior to the Contribution Effective Time;

(J)             if the Closing Contribution Adjustment is a negative amount, deliver to SwissCo by wire transfer, to an account or accounts designated by Parent prior to the Contribution Effective Time, immediately available funds in an aggregate amount equal to the absolute value of the Closing Contribution Adjustment;

(K)             deliver to Parent the Notarial Merger Deed;

(L)             deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c); and

(M)             deliver to Parent on behalf of the Sellers a duly executed counterpart to each of the Ancillary Agreements to which Purchaser or any of its Affiliates (excluding the Transferred Entities) is a party.

Section 2.3            Closing Adjustments.

(a)           Not less than two (2) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with (i) a good faith estimate of First Share Sale Entities Cash and First Share Sale Entities Indebtedness, in each case as of the Share Sale Effective Time (the “Estimated First Share Sale Closing Statement”), (ii) a good faith estimate of Second Share Sale Entities Cash and Second Share Sale Entities Indebtedness, in each case as of the Share Sale Effective Time (the “Estimated Second Share Sale Closing Statement”) and (iii) a good faith estimate of Contribution Entities Cash and Contribution Entities Indebtedness, in each case as of the Contribution Effective Time (in each case, setting out separately such amounts for the Danish Entity) (the “Estimated Contribution Closing Statement,” and together with the Estimated First Share Sale Closing Statement and the Estimated Second Share Sale Closing Statement, the “Estimated Closing Statements”), which shall be accompanied by a notice that sets forth (A)(x) Parent’s determination of the Closing First Share Sale Adjustment and the Closing First Share Sale Consideration after giving effect to the Closing First Share Sale Adjustment and (y) the account or accounts to which the First Share Sale Purchasers shall transfer the Closing First Share Sale Consideration pursuant to Section 2.2(b)(ii); (B)(x) Parent’s determination of the Closing Second Share Sale Adjustment and the Closing Second Share Sale Cash Consideration after giving effect to the Closing Second Share Sale Adjustment and (y) the account or accounts to which the Second Share Sale Purchasers shall transfer the Closing Second Share Sale Cash Consideration pursuant to Section 2.2(b)(ii); and (C) Parent’s determination of the Closing Contribution Adjustment and, if the Closing Contribution Adjustment is a negative amount, the account or accounts to which Purchaser shall pay the Closing Contribution Adjustment pursuant to Section 2.2(b)(ii). If the Closing Contribution Adjustment is a positive amount, at least one (1) Business Day prior to the anticipated Closing Date, Purchaser shall provide Parent with the account or accounts to which SwissCo shall pay the Closing Contribution Adjustment at the Closing pursuant to Section 2.2(b)(i).

(b)           The Estimated Closing Statements shall be prepared in good faith in accordance with the Accounting Principles attached as Schedule II hereto (the “Accounting Principles”).

Section 2.4            Post-Closing Statements.

(a)           Within sixty (60) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent (i) a statement of First Share Sale Entities Cash and First Share Sale Entities Indebtedness, in each case as of the Share Sale Effective Time (the “Initial First Share Sale Closing Statement”), (ii) a statement of Second Share Sale Entities Cash and Second Share Sale Entities Indebtedness, in each case as of the Share Sale Effective Time (the “Initial Second Share Sale Closing Statement”) and (iii) a statement of Contribution Entities Cash and Contribution Entities Indebtedness, in each case as of the Contribution Effective Time (in each case, setting out separately such amounts for the Danish Entity) (the “Initial Contribution Closing Statement,” and together with the Initial First Share Sale Closing Statement and the Initial Second Share Sale Closing Statement, the “Initial Closing Statements” and each, an “Initial Closing Statement”), in each case, together with supporting documentation and calculations thereto. The Initial Closing Statements shall be prepared in good faith in accordance with the Accounting Principles.

(b)           Following the Closing through the date that the Initial Closing Statements have become final and binding in accordance with Section 2.5(c), (i) Parent and its Affiliates and Representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities and Purchaser that are reasonably related to the calculations of the First Share Sale Net Indebtedness, the Second Share Sale Net Indebtedness and the Contribution Net Indebtedness, as applicable, and Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) and its and their respective employees, accountants and other Representatives to, cooperate with and assist Parent and its Affiliates and Representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours.

(c)           Purchaser agrees that, following the Closing through the date that the Initial Closing Statements become final and binding in accordance with Section 2.5(c), it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statements are based, or on which the Final Closing Statements are to be based, that are inconsistent with the Accounting Principles, or that would impede or delay the determination of the amount of First Share Sale Net Indebtedness, the Second Share Sale Net Indebtedness or the Contribution Net Indebtedness, as applicable, or the preparation of any Notice of Disagreement or the Final Closing Statements in the manner and utilizing the methods provided by this Agreement.

(d)           The Estimated Closing Statements, the Initial Closing Statements and the Final Closing Statements, and the calculation of First Share Sale Net Indebtedness, the Second Share Sale Net Indebtedness and the Contribution Net Indebtedness, as applicable, the First Share Sale Entities Indebtedness, the Second Share Sale Entities Indebtedness and the Contribution Entities Indebtedness, as applicable, and First Share Sale Entities Cash, the Second Share Sale Entities Cash and the Contribution Entities Cash, as applicable, and the amounts included in the calculations thereof shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement.

Section 2.5            Reconciliation of Initial Closing Statements.

(a)           Parent shall notify Purchaser in writing no later than sixty (60) days after Parent’s receipt of an Initial Closing Statement if Parent disagrees with such Initial Closing Statement, which notice shall describe the basis for such disagreement (a “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such sixty (60) day period, then such Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.5(c). If a Notice of Disagreement is delivered to Purchaser within such sixty (60) day period, then only such portions of such Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the Parties in accordance with Section 2.5(c).

(b)           During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)           If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Ernst & Young LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one (1) such firm and those two (2) firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (the firm selected in accordance with this sentence, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles, binding on the Parties, based solely on the written submissions of the Parties and information provided to the Independent Accounting Firm pursuant to Section 2.5(d), of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that the Parties have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in such Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement and shall not consider any acts, decisions or events occurring after the Closing. Such Initial Closing Statement as finally determined either through agreement of the Parties pursuant to Section 2.5(a) or Section 2.5(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.5(c), shall be the “Final First Share Sale Closing Statement,” “Final Second Share Sale Closing Statement” or the “Final Contribution Closing Statement”, as applicable, and collectively, the “Final Closing Statements.” The Final Contribution Closing Statement shall separately set out relevant amounts for the Danish Entity.

(d)           All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Parent on the one hand, and Purchaser on the other hand. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other Representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.5(c); provided, that the accountants of Parent or Purchaser shall not be obligated to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

(e)           The process set forth in Section 2.4 and this Section 2.5 shall be the sole and exclusive remedy of the Parties and their respective Affiliates for any disputes related to the Closing First Share Sale Adjustment, the Post-Closing First Share Sale Adjustment, the Closing Second Share Sale Adjustment, the Post-Closing Second Share Sale Adjustment, the Closing Contribution Adjustment, the Post-Closing Contribution Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.

Section 2.6            Post-Closing Adjustment.

(a)           The “Post-Closing First Share Sale Adjustment” may be either a positive or negative amount, and shall be equal to (i) the amount of the First Share Sale Net Indebtedness set forth in the Estimated First Share Sale Closing Statement minus (ii) the amount of the First Share Sale Net Indebtedness set forth in the Final First Share Sale Closing Statement. Any component of clause (i) or clause (ii) set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing First Share Sale Adjustment is a positive amount, then Purchaser shall, or shall cause the First Share Sale Purchasers to, pay in cash to Parent (or such Subsidiary of Parent designated by Parent to which such rights were assigned) the amount of the Post-Closing First Share Sale Adjustment. If the Post-Closing First Share Sale Adjustment is a negative amount, then Parent (or such Subsidiary of Parent designated by Parent to which such obligations were assigned) shall pay in cash to Purchaser (acting on behalf of the First Share Sale Purchasers) the absolute value of the amount of the Post-Closing First Share Sale Adjustment. The Closing First Share Sale Consideration, as adjusted by the Post-Closing First Share Sale Adjustment, shall be the “Final First Share Sale Consideration” Any such payment pursuant to this Section 2.6(a) shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final First Share Sale Closing Statement to an account or accounts designated in writing by the Party entitled to the payment within three (3) Business Days after the determination of the Final First Share Sale Closing Statement.

(b)           The “Post-Closing Second Share Sale Adjustment” may be either a positive or negative amount, and shall be equal to (i) the amount of the Second Share Sale Net Indebtedness set forth in the Estimated Second Share Sale Closing Statement minus (ii) the amount of the Second Share Sale Net Indebtedness set forth in the Final Second Share Sale Closing Statement. Any component of clause (i) or clause (ii) set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing Second Share Sale Adjustment is a positive amount, then Purchaser shall, or shall cause the Second Share Sale Purchasers to, pay in cash to Parent (or such Subsidiary of Parent designated by Parent to which such rights were assigned) the amount of the Post-Closing Second Share Sale Adjustment. If the Post-Closing Second Share Sale Adjustment is a negative amount, then Parent (or such Subsidiary of Parent designated by Parent to which such obligations were assigned) shall pay in cash to Purchaser (acting on behalf of the Second Share Sale Purchasers) the absolute value of the amount of the Post-Closing Second Share Sale Adjustment. The Closing Second Share Sale Cash Consideration, as adjusted by the Post-Closing Second Share Sale Adjustment, shall be the “Final Second Share Sale Cash Consideration”, and the “Final Second Share Sale Consideration” shall mean the Final Second Share Sale Cash Consideration plus the Second Share Sale Stock Consideration. Any such payment pursuant to this Section 2.6(b) shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Second Share Sale Closing Statement to an account or accounts designated in writing by the Party entitled to the payment within three (3) Business Days after the determination of the Final Second Share Sale Closing Statement.

(c)           The “Post-Closing Contribution Adjustment” may be either a positive or negative amount, and shall be equal to (i) the amount of the Contribution Net Indebtedness set forth in the Estimated Contribution Closing Statement minus (ii) the amount of the Contribution Net Indebtedness set forth in the Final Contribution Closing Statement. Any component of clause (i) or (ii) set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing Contribution Adjustment is a positive amount, then Purchaser shall pay in cash to SwissCo (or one or more Affiliates designated by Parent) the amount of the Post-Closing Contribution Adjustment. If the Post-Closing Contribution Adjustment is a negative amount, then SwissCo (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Contribution Adjustment. The Closing Contribution Consideration, as adjusted by the Post-Closing Contribution Adjustment, shall be the “Final Contribution Consideration.” Any such payment pursuant to this Section 2.6(c) shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Contribution Closing Statement to an account designated in writing by the Party entitled to the payment within three (3) Business Days after the determination of the Final Contribution Closing Statement.

Section 2.7            Local Share Transfer Agreements; Deferred Closings.

(a)           The transfer of each Transferred Entity organized in a jurisdiction in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Entity shall be effected pursuant to short-form acquisition agreements (the “Local Share Transfer Agreements”) on a country-by-country basis. Each Local Share Transfer Agreement shall be in a form mutually and reasonably agreed by Parent and Purchaser; provided, in each case, that the Local Share Transfer Agreements shall serve purely to effect the legal transfer of the applicable Transferred Entity and shall not have any effect on the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as between the Parties, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any Ancillary Agreement.

(b)           Deferred Closings.

(i)            If, as of the Share Sale Effective Time or the Contribution Effective Time, as applicable, in any jurisdiction other than a Required Jurisdiction (any such country, a “Deferred Closing Jurisdiction”), (A) there is an applicable Law then in effect or a Governmental Entity shall have issued or entered an Order that is then in effect, either or both of which has the effect of making the Share Sale or the Contribution illegal or otherwise prohibiting its consummation with respect to such jurisdiction, or (B) any filing with, notice to, or permit, authorization, registration, consent or approval of a Governmental Entity required to consummate the purchase by Purchaser of the capital stock of a Transferred Entity (the “Deferred Closing Governmental Approvals”) has not been made or obtained, as applicable, then notwithstanding anything to the contrary in this Agreement, the Parties may elect in its discretion to have such Transferred Entity (a “Deferred Transferred Entity”) not transferred to Purchaser or any of its Affiliates at the Share Sale Effective Time or the Contribution Effective Time, as applicable (but the Share Sale or the Contribution, as applicable, shall otherwise occur with respect to the Transferred Entities (other than any Deferred Transferred Entities)). Thereafter, each such Deferred Transferred Entity shall be transferred to Purchaser (or its designated Subsidiary) on the fifth (5th) Business Day following the receipt, satisfaction or waiver (to the extent permitted by applicable Law) of such Deferred Closing Governmental Approvals (a “Deferred Closing” and such date, a “Deferred Closing Date”). In no event shall the IP Consideration, the Closing Share Sale Consideration or the Closing Contribution Consideration payable by Purchaser at the Closing or the Final Share Sale Consideration or Final Contribution Consideration be reduced or deferred in respect of any Deferred Transferred Entity; provided, that (x) the First Share Sale Entities Cash and First Share Sale Entities Indebtedness of any Deferred Transferred Entity that would have otherwise been a First Share Sale Entity will be included in determining the Closing First Share Sale Adjustment and the Post-Closing First Share Sale Adjustment as of the Share Sale Effective Time pursuant to Section 2.3 through 2.6, (y) the Second Share Sale Entities Cash and Second Share Sale Entities Indebtedness of any Deferred Transferred Entity that would have otherwise been a Second Share Sale Entity will be included in determining the Closing Second Share Sale Adjustment and the Post-Closing Second Share Sale Adjustment as of the Share Sale Effective Time pursuant to Section 2.3 through 2.6 and (z) the Contribution Entities Cash and Contribution Entities Indebtedness of any Deferred Transferred Entity that would have otherwise been a Contribution Entity will be included in determining the Contribution Closing Adjustment and the Post-Closing Contribution Adjustment as of the Contribution Effective Time pursuant to Section 2.3 through 2.6.

(ii)           With respect to any Deferred Transferred Entity, between the Share Sale Effective Time or the Contribution Effective Time, as applicable, and the applicable Deferred Closing Date, Purchaser and Parent shall, and Parent shall cause its applicable Subsidiaries to, (A) subject to applicable Law and contractual obligations, use reasonable best efforts to cooperate in a mutually agreeable arrangement under which (1) Parent shall, and shall cause its applicable Subsidiaries to use reasonable best efforts to (I) provide Purchaser with the economic benefits and burdens that would accrue to it if such Deferred Transferred Entity and its Subsidiaries were conveyed and transferred to it as of the Share Sale Effective Time or the Contribution Effective Time, as applicable; and (II) cooperate with Purchaser, at Purchaser’s expense, to enforce any rights of the Deferred Transferred Entity and its Subsidiaries that are available against any third party; (2) the Deferred Transferred Entity or its applicable Subsidiaries shall hold in trust for and pay to Purchaser promptly upon receipt thereof, any income, proceeds and other monies received; and (3) Purchaser shall (I) as agent or subcontractor for the applicable Deferred Transferred Entity and Subsidiaries thereof, pay, perform and discharge fully when due the Liabilities of such Deferred Transferred Entity and Subsidiaries and indemnify Parent and its Affiliates in respect of the foregoing, and (II) provide the Deferred Transferred Entity and the Parent Group such maintenance, support or other services, products or payments as may be required in furtherance of the provisions of this Section 2.7(b); and (B) the Parties shall treat Purchaser as the owner of any such Deferred Transferred Entity for Tax purposes as of the Share Sale Effective Time or the Contribution Effective Time, as applicable, except as required by applicable Law.

(iii)          At each Deferred Closing, if any, (A) Purchaser shall deliver to Parent (on behalf of the relevant Seller) the documents or other deliverables required to be delivered pursuant to Section 2.2(b)(ii), as applicable, to the extent related to the Deferred Transferred Entity and not previously delivered to Parent (on behalf of the relevant Seller) at the Closing and (B) Parent shall, and shall cause the relevant Seller to, deliver to Purchaser the documents or other deliverables required to be delivered pursuant to Section 2.2(b)(i), as applicable, to the extent related to the Deferred Transferred Entity and not previously delivered to Purchaser at the Closing.

(iv)          In respect of each Deferred Transferred Entity, Purchaser and Parent shall, and Parent shall cause its applicable Subsidiaries to, continue to comply through the applicable Deferred Closing Date, solely with respect to such Deferred Transferred Entity, with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing, including the covenants of Parent contained in Section 5.4(a) and the covenants of the Parties contained in Section 5.3. Section 5.14 shall not apply with respect to Parent and its Affiliates’ continued operation of such Deferred Transferred Entity until the Deferred Closing Date.

(v)           Unless the context clearly requires otherwise, all references in this Agreement to (i) the “Closing” shall, with respect to any Deferred Transferred Entity, be deemed to refer to the “Deferred Closing” and (ii) the “Share Sale Effective Time” or the “Contribution Effective Time,” as applicable, shall, with respect to any Deferred Transferred Entity, be deemed to refer to the “Deferred Closing Date.”

Section 2.8            Withholding. Notwithstanding any other provision of this Agreement, any Person shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement the amounts required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that (a) the party making such payment (the “Paying Party”) shall (x) notify the payee prior to (and shall use its reasonable best efforts to provide such notice at least ten (10) days prior to) making any payment of any material amount otherwise payable pursuant to this Agreement (which notice shall include a statement of the amounts the Paying Party intends to deduct or withhold in respect of making such payment and the applicable provision of law requiring it to so withhold or deduct) and (y) provide a reasonable opportunity for the payee to provide such forms or other evidence that would eliminate or reduce any such deduction or withholding and (b) Purchaser and Parent and their respective Affiliates shall cooperate in good faith to reduce or eliminate any deduction or withholding. Any amounts so withheld or deducted shall be timely paid over to the appropriate Tax authority. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in, in each case, other than with respect to Section 3.1, Section 3.2 and Section 3.3, (a) the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC on or after January 1, 2018 and publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures set forth in any section entitled “Risk Factors” or “Forward Looking Statements” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) the disclosure schedule delivered to Purchaser prior to or concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:

Section 3.1            Organization and Qualification.

(a)           Each of the Sellers and each Transferred Entity is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Each Transferred Entity has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)           Parent has delivered to Purchaser on or before the date hereof true, correct and complete copies of each Material Transferred Entity’s Organizational Documents as in effect on the date of this Agreement.

Section 3.2            Capitalization; Subsidiaries.

(a)           The Sale Shares constitute all of the issued and outstanding capital stock and other equity interests of the Share Sale Companies and the Contribution Shares constitute all of the issued and outstanding capital stock and other equity interests of Classifieds DutchCo. The Shares are duly authorized, validly issued, fully paid and nonassessable and owned by the Sellers, free and clear of all Liens (other than (i) any restrictions on transfer imposed by federal, state or local securities laws or the Organizational Documents of the Share Sale Companies or Classifieds DutchCo, (ii) any Liens created by or through, or resulting from any facts or circumstances relating to, Purchaser or its Affiliates or (iii) Liens that will be released prior to Closing). Except for the Shares, there are no shares of common stock, preferred stock or other equity interests of Classifieds DutchCo or any Share Sale Company issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, performance shares, repurchase rights, voting rights, contingent value rights, “phantom share,” convertible, exercisable, or exchangeable securities or similar securities or rights that are derivative of any capital stock or other equity interests of, or other ownership interest in Classifieds DutchCo or any Share Sale Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or any agreements providing for the issuance (contingent or otherwise) of, any securities of Classifieds DutchCo or any Share Sale Company, and no securities evidencing such rights are issued or outstanding. None of Classifieds DutchCo or the Share Sale Companies has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Classifieds DutchCo or such Share Sale Company on any matter.

(b)           Upon Closing, Purchaser will, directly or indirectly, (i) own one-hundred percent (100%) of the Shares and (ii) have good and valid title to all of the outstanding capital stock and other equity interests of each Share Sale Company and Classifieds DutchCo, in each case, free and clear of all Liens (other than (A) any restrictions on transfer imposed by federal, state or local securities laws or the Organizational Documents of the Share Sale Companies or Classifieds DutchCo, (B) any Liens created by or through, or resulting from any facts or circumstances relating to, Purchaser or its Affiliates or (C) Liens that will be released prior to Closing).

(c)           Classifieds DutchCo or the Share Sale Companies own all of the issued and outstanding capital stock and other equity interests (the “Subsidiary Shares”) of each Transferred Company Subsidiary. Other than the Transferred Company Subsidiaries, none of the Transferred Entities has any Subsidiaries. The Subsidiary Shares are duly authorized, validly issued, fully paid and nonassessable and owned by the Transferred Entities, in each case, free and clear of all Liens (other than (i) any restrictions on transfer imposed by federal, state or local securities laws or the Organizational Documents of the Share Sale Companies or Classifieds DutchCo, (ii) any Liens created by or through, or resulting from any facts or circumstances relating to, Purchaser or its Affiliates or (iii) Liens that will be released prior to Closing). Except for the Subsidiary Shares, there are no shares of common stock, preferred stock or other equity interests of any Transferred Company Subsidiary issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, performance shares, repurchase rights, voting rights, contingent value rights, “phantom share,” convertible, exercisable, or exchangeable securities or similar securities or rights that are derivative of, or other ownership interest in any Transferred Company Subsidiary or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or any agreements providing for the issuance (contingent or otherwise) of, any securities of any Transferred Company Subsidiary, and no securities evidencing such rights are issued or outstanding. None of the Transferred Company Subsidiaries has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Company Subsidiary on any matter.

(d)           Classifieds DutchCo, the Share Sale Companies or, solely with respect to Quikr, a member of the Parent Group, own a minority interest in the issued and outstanding capital stock and other equity interests of the entities set forth on Section 3.2(d) of the Parent Disclosure Schedule (such entities “Minority Interests”). Section 3.2(d) of the Parent Disclosure Schedule sets forth a list of all Transferred Company Subsidiaries and Minority Interests as of the date hereof.

Section 3.3            Authority Relative to this Agreement.

(a)           Parent has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). At the Closing, each member of the Parent Group which will enter into an Ancillary Agreement will have all necessary corporate or similar power and authority, and will have taken all corporate or similar action necessary, to execute, deliver and perform each Ancillary Agreement to which it is a party in accordance with the terms thereof and each Ancillary Agreement executed and delivered by the applicable member of the Parent Group party thereto will be duly and validly executed and delivered by such member of the Parent Group, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by Purchaser or its applicable Subsidiaries, will constitute a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions. No vote or other approval of the equityholders of Parent is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement or to consummate the transactions contemplated by this Agreement or any Ancillary Agreement in accordance with the terms hereof or thereof, whether by reason of applicable Law, the Organizational Documents of Parent, the rules and requirements of any securities exchange, or otherwise.

(b)           The Parent Board, at a meeting or meetings duly called and held on or prior to the date hereof, has (i) determined that the Transactions and the other transactions contemplated by this Agreement are in the best interests of Parent and its stockholders and (ii) approved this Agreement and Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.4            Consents and Approvals; No Violations.

(a)           No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent for the execution, delivery and performance by Parent of this Agreement or by Parent or any other Seller of any Ancillary Agreement to which it is a party or the consummation by Parent or any other Seller of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of any Competition Laws, the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable blue sky laws; (ii) compliance with any Permits relating to the Business; or (iii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to (x) prevent the consummation of the Transactions or (y) have, individually or in the aggregate, a Business Material Adverse Effect.

(b)           Assuming compliance with Section 3.4(a), neither the execution, delivery and performance of this Agreement by Parent or any Ancillary Agreement by Parent or any other Seller, nor the consummation by Parent or any other Seller of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of the Sellers or any Transferred Entity, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to any Transferred Entity under any Business Material Contract, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of any Transferred Entity other than Permitted Liens, or (iv) conflict with or violate any Law applicable to any Seller, Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii), clause (iii) or clause (iv), as would not reasonably be expected to (x) prevent the consummation of the Transactions or (y) have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.5            Financial Statements; Liabilities.

(a)           Section 3.5(a) of the Parent Disclosure Schedule sets forth: (i) the audited consolidated carve-out statements of income, comprehensive income, changes in invested equity and cash flows of the Business for the years ended December 31, 2019, 2018 and 2017 and the audited consolidated carve-out balance sheet of the Business as of December 31, 2019 and 2018 (the “Business Financial Statements”). The Business Financial Statements (x) were prepared in accordance with GAAP, except as otherwise noted therein and (y) present fairly, in all material respects, the financial position and the results of operations of the Business, in the aggregate, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the Business has not operated on a separate standalone basis and has historically been reported within Parent’s consolidated financial statements, (B) the Business Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis, and (C) the Business Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the Business or the Transferred Entities will be in the future.

(b)           There are no liabilities or obligations of the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet of the Business, other than those that (i) are reflected or reserved against on the Business Financial Statements (or described in the notes thereto) or reflected in the determination of First Share Sale Net Indebtedness, the Second Share Sale Net Indebtedness or the Contribution Net Indebtedness; (ii) have been incurred in the ordinary course of business since December 31, 2019 (the “Last Balance Sheet Date”) (but not as a result of any breach of contract, warranty, tort, infringement or violation of applicable Law); (iii) are incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements or the Transactions; (iv) have been (or will be prior to the Closing) discharged or paid off; or (v) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.6            Absence of Certain Changes or Events. Except as contemplated by this Agreement (including the reorganizations and transactions undertaken to facilitate the Transactions), (a) since the Last Balance Sheet Date and through the date of this Agreement, the Business has been operated in the ordinary course of business in all material respects, except relating to the COVID-19 pandemic or the impact thereof, (b) since the Last Balance Sheet Date and through the date of this Agreement, no action has been taken which, if taken after the date hereof, would be prohibited by Section 5.4(a)(C), Section 5.4(a)(E), Section 5.4(a)(J), Section 5.4(a)(K), or Section 5.4(a)(Q) (to the extent Section 5.4(a)(Q) relates to the foregoing sections) and (c) since Last Balance Sheet Date, there has not occurred any event, change, development or effect that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.7            Litigation. Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, (a) there is no Action pending or, to the Knowledge of Parent, threatened, against any Transferred Entity, or arising out of or relating to the Business and (b) no Transferred Entity (nor any other member of the Parent Group solely with respect to the Business) is subject to any outstanding Orders.

Section 3.8            Compliance with Laws.

(a)           Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, since the date that is two (2) years prior to the date hereof, (i) none of the Transferred Entities and no member of the Parent Group has been found by a Governmental Entity to be in violation of any Laws or Orders issued by a Governmental Entity applicable to the conduct of the Business, and (ii) neither Parent nor any of its Subsidiaries (including the Transferred Entities) has received any written notice alleging any such violation by any Transferred Entity or other member of the Parent Group with respect to the Business.

(b)           Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, since the date that is two (2) years prior to the date hereof, (i) none of the Transferred Entities has violated any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 and all Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of Parent, no director, officer, agent, employee, Representative, consultant or other Person acting for or on behalf of any Transferred Entity has violated any Anticorruption Law, and (iii) neither Parent nor any of its Subsidiaries has received any written notice alleging any such violation by any Transferred Entity of any Anticorruption Law.

(c)           To the Knowledge of Parent, none of the Transferred Entities and their respective directors, officers, employees and, to the Knowledge of Parent, agents and Affiliates have engaged in any unlicensed or unauthorized transaction with any Sanctioned Person. Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, there are no pending or, to the Knowledge of Parent, threatened claims or legal action against, or investigations by any Governmental Entity of, the Transferred Entities, nor are there any judgments imposed (or, to the Knowledge of Parent, threatened to be imposed) upon any of them by or before any Governmental Entity, in each case, in connection with any alleged violation of any applicable Anti-Money Laundering Laws or Sanctions by the Transferred Entities.

Section 3.9            Permits. Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, (i) the Transferred Entities hold all Permits necessary for the conduct of the Business as conducted on the date hereof (the “Transferred Entity Permits”), (ii) the Transferred Entities are in compliance with the terms of the Transferred Entity Permits and (iii) each of the material Transferred Entity Permits is valid, subsisting and in full force and effect and has not been revoked, suspended, cancelled, rescinded or terminated.

Section 3.10          Employee Benefit Plans.

(a)           Section 3.10(a) of the Parent Disclosure sets forth a true and complete list, as of the date hereof, of each material Seller Benefit Plan and each material Transferred Entity Benefit Plan, in each case, that provides health, welfare or retirement benefits to Business Employees. Parent has made available to Purchaser a copy of (i) the applicable plan or governing document for each Benefit Plan listed in Section 3.10(a) of the Parent Disclosure Schedule, (ii) for each Transferred Entity Benefit Plan listed in Section 3.10(a) of the Parent Disclosure Schedule, a copy of any related trust agreements, insurance contracts or other funding arrangements, and (iii) a copy of the current form of employment contract or offer letter in use with respect to newly hired employees of the Business in each applicable jurisdiction as of the date hereof.

(b)           Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, (i) each Transferred Entity Benefit Plan has been maintained and operated in compliance with applicable Law, (ii) all contributions or premiums required to be made by any Transferred Entity or Parent or any of their Affiliates to any Transferred Entity Benefit Plan have been timely made or accrued, and (iii) any material Transferred Entity Benefit Plan that primarily covers Persons who are located outside the United States and that is intended to qualify for special Tax treatment, does so qualify.

(c)           Each Seller Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or is covered by a prototype plan opinion letter.

(d)           In the six (6) years prior to the date hereof, none of the Transferred Entities or any of their ERISA Affiliates has maintained, sponsored or contributed to, or been required to maintain, sponsor or contribute to, or has any Liability under any (i) employee benefit plan (as defined in Section 3(3) of ERISA), (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code), in each case that is subject to Section 302 or Title IV of ERISA. As of the date hereof, no Liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by a Transferred Entity that has not been satisfied in full and no condition exists that could reasonably be expected to result in any such Liability to a Transferred Entity.

(e)           Except as would not be material to the Business and the Transferred Entities, taken as a whole, there are no claims, lawsuits, investigations, inquiries, audits or arbitrations (other than routine claims for benefits) pending or, to the Knowledge of Parent, threatened with respect to any Transferred Entity Benefit Plans.

(f)           Except as required by applicable Laws, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or together with any other event) will (i) result in any material payment or benefit becoming due to any Business Employee or Former Business Employee under a Transferred Entity Benefit Plan or otherwise from a Transferred Entity, (ii) materially increase any payment or benefit to be paid or provided to any Business Employee or Former Business Employee under a Transferred Entity Benefit Plan or otherwise from a Transferred Entity, (iii) result in an acceleration of the time of payment, funding or vesting of any material payments or benefits to any Business Employee or Former Business Employee under a Transferred Entity Benefit Plan or otherwise from a Transferred Entity, or (iv) result in any breach or violation of, or default under, or limit a Transferred Entity’s right to amend, modify or terminate any Transferred Entity Benefit Plan.

(g)           No Transferred Entity has, in the six years prior to the date hereof,: (A) been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a defined benefit pension scheme maintained in the United Kingdom or (B) been an “associate” of or “connected” with (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any person who is or has been an employer in relation to a defined benefit pension scheme maintained in the United Kingdom.

(h)           No Business Employee in the United Kingdom has previously transferred to the Sellers or any Transferred Entity pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended) who prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.

Section 3.11          Employees; Labor Matters.

(a)           Section 3.11(a) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement, of each works council, labor union or any other representative body representing any Business Employees. A true and complete copy of each collective bargaining agreement (other than a sector or national level collective bargaining agreement) applicable to the Business Employees as of the date hereof has been provided to Purchaser prior to the date hereof.

(b)           On the date hereof, the Sellers have provided to Purchaser a complete and accurate list of each Business Employee (identified by title, employing entity, location and employee identification number) as of the date that is not less than two (2) Business Days prior to the date hereof.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Parent, (i) as of the date hereof, there is no organizational effort being made or threatened by, or on behalf of, any labor union or other employee representative body to organize any Business Employees, (ii) as of the date hereof, no demand for recognition of any Business Employees identified as of the date hereof has been made by, or on behalf of, any labor union or works council, and (iii) during the two (2)-year period immediately prior to the date of this Agreement, there have been no material strikes or lockouts at the Business.

(d)           Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, in the last two (2) years: (i) no current or former worker or independent contractor engaged by the Business has been misclassified as such by the Sellers (including the Transferred Entities) pursuant to any Applicable Law, (ii) no Business Employee or Former Business Employee has been misclassified as exempt from applicable minimum wage or overtime Laws, (iii) each individual who is currently providing services to a Transferred Entity through a third party service provider, or who previously provided services to a Transferred Entity through a third party service provider, is not or was not an employee or worker of any Transferred Entity by virtue of providing services through such third party service provider, and (iv) no Transferred Entity has a single employer, joint employer, alter ego, or other similar relationship with any other entity.

(e)           Other than as set forth on Section 3.11(e) of the Parent Disclosure Schedule, neither the Transferred Entities, nor with respect to any Business Employee the Sellers or their Affiliates, are subject to any material current, pending or threatened claim, dispute or litigation with any Business Employee or Former Business Employee.

Section 3.12          Real Property.

(a)           The Transferred Entities do not own any real property.

(b)           Section 3.12(b) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of the real property leased by any Transferred Entity (the “Business Leased Real Property” and any such lease, license or other occupancy agreement, individually, a “Business Real Property Lease”) and the real property that is owned or leased by any member of the Parent Group and that is used or otherwise occupied by any Transferred Entity as the lessee (“Other Real Property”). Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (i) the Transferred Entities, as applicable, have a leasehold or subleasehold interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens and subject to the Enforceability Exceptions, (ii) no Transferred Entity, or, to the Knowledge of Parent, as of the date hereof, any other party thereto, is in breach of or default under any lease or sublease for the Business Leased Real Property or agreement applicable to Other Real Property, (iii) no Transferred Entity has, as of the date hereof, received any written notice from any lessor of any Business Leased Real Property of any breach of or default under any lease or sublease thereto by any Transferred Entity (or with regards to Other Real Property, caused by the occupancy of any Transferred Entity), which breach or default has not been cured and (iv) no Transferred Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Business Leased Real Property, except Permitted Liens or as set forth in Section 3.12(b) of the Parent Disclosure Schedule.

Section 3.13          Taxes.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect: (i) all Tax Returns required to be filed by, or with respect to, any Transferred Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete; (ii) all Taxes required to be paid by any Transferred Entity (whether or not shown on any Tax Return) have been duly and timely paid or have been properly accrued in the books of the Transferred Entities and will be duly and timely paid by the due date thereof; (iii) no Tax Proceeding with respect to any Taxes of the Transferred Entities is pending or being threatened in writing; (iv) each of the Transferred Entities has complied with all applicable Laws relating to the collection and withholding of Taxes; (v) since the date two (2) years prior to the date hereof, none of the Transferred Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (vi) none of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any comparable provision of state, local or foreign Law (including European Council Directive 2011/16 (DAC6) and domestic implementation of DAC6); (vii) none of the Transferred Entities has received any written notice of any claim from any taxing authority for deficiency of Tax that has not been satisfied by payment, settled or withdrawn; (viii) there are no Liens relating to Taxes upon the assets of any of the Transferred Entities other than Permitted Liens; (ix) none of the Transferred Entities has waived or extended any statute of limitations for the collection or assessment of Taxes due from any Transferred Entity, which waiver or extension is still in effect, or agreed to any extension of time in respect of the assessment or deficiency for any Taxes with respect to the Transferred Entities beyond the date hereof that is still in effect (other than, for the absence of doubt, automatic extensions as a result of ongoing Tax proceedings); (x) no Transferred Entity is a party to any agreement providing for the allocation or apportionment of any liability for Taxes (other than (A) any agreements or contracts the principal subject matter of which is not Taxes, (B) any agreement to which any Transferred Entity, on the one hand, and Parent or any of its Affiliates, on the other hand, are parties, or (C) any agreement among or between only the Transferred Entities); (xi) none of the Transferred Entities (A) is or has been a member of a consolidated, combined, unitary or similar group for Income Tax purposes (other than a consolidated, combined, unitary or similar group of which Parent or any of its Affiliates is or was the common parent), or (B) has any liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 or any comparable provision of state, local or foreign Law (other than any of the Transferred Entities, Parent or any of its Affiliates) or as a transferee or successor; (xii) no Transferred Entity will be required to include any item of income in, or exclude any item of deduction from, any taxable income for any Post-Closing Tax Period as a result of any (A) adjustment under Section 481 of the Code relating to any change in method of accounting made prior to the Closing or use of an improper method of accounting prior to the Closing, (B) closing agreement as described in Section 7121 of the Code (or any corresponding provision under state, local or foreign Tax Law) executed prior to the Closing, (C) use of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or the cash method of accounting, in each case, with respect to any transaction undertaken prior to the Closing, (D) open transaction disposition made on or prior to the Closing, or (E) prepaid amounts received or deferred revenue accrued prior to the Closing; (xiii) no Transferred Entity is subject to any private letter ruling of the IRS or comparable ruling by any other taxing authority, which would be binding on such Transferred Entity with respect to any Post-Closing Tax Period; and (xiv) other than eBay Mobile Labs, Inc., no Transferred Entity is or has been engaged in a trade or business within the United States (within the meaning of Section 864 of the Code), owns any “United States real property interests” (within the meaning of Section 897 of the Code), or otherwise has a taxable nexus so as to be subject to taxation on a net income basis in the United States.

(b)           Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Contribution and the Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)           Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that no representation or warranty is made by Parent in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 3.10 and this Section 3.13, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.14          Environmental Matters.

(a)           The Transferred Entities, the Business and the facilities and operations conducted at any real property owned, leased or operated by the Transferred Entities are in material compliance with applicable Environmental Laws and Business Environmental Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)           As of the date of this Agreement (i) there is no Action pending or, to the Knowledge of Parent, threatened that asserts any actual or potential material Environmental Liability relating to the Business and (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law, in each case relating to the Transferred Entities, the Business or any real property currently owned, leased or operated by the Transferred Entities, in each case of (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To the Knowledge of Parent, there are no facts or conditions which would be reasonably expected to result in such an Action or Order.

(c)           Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.14 are the only representations and warranties given by Parent with respect to environmental matters, Environmental Conditions, Environmental Laws, Business Environmental Permits, Environmental Liabilities and Regulated Substances, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.15          Material Contracts.

(a)           Section 3.15(a) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement of each of the following Contracts (other than purchase or insertion orders, statements of work, invoices, Seller Benefit Plans, Transferred Entity Benefit Plans and Contracts relating to the Retained Businesses) (x) to which any of the Transferred Entities is a party or by which any of their respective business properties or assets is bound or (y) to which any other member of the Parent Group is bound with respect to the Business (the “Business Material Contracts”):

(i)            Any material Contract for the procurement of goods or services relating primarily to the Business with any vendor or supplier which vendor or supplier accounted for a total amount invoiced to the Business in excess of $5,000,000 in the year ended December 31, 2019, other than any such Contract that can be terminated on less than ninety (90) days’ notice without material monetary penalty;

(ii)           any material advertising or subscription Contract relating primarily to the Business with any subscriber, advertiser or other customer which advertiser or other customer accounted for a total revenue to the Business in excess of $5,000,000 in the year ended December 31, 2019, based on amounts received or receivable;

(iii)          any Contract containing any future capital expenditure obligations of the Transferred Entities in excess of $3,000,000;

(iv)          any joint venture or similar material agreement that is material to the Business and provides for co-investment between a Transferred Entity and a third party;

(v)           any Contract relating to the acquisition, disposition, sale or lease (excluding any real property lease) of any business, assets or properties (excluding any real properties) of or by any Transferred Entity (whether by merger, sale of stock, sale of assets or otherwise) under which (A) any Transferred Entity has any remaining obligation to pay (including all potentially payable “earn-out,” contingent purchase price or similar contingent payment obligation) (i) in excess of $5,000,000, with respect to such acquisition, disposition or sale Contracts, or (ii) $5,000,000, with respect to such lease (excluding any real property lease), or (B) any other Person has the right to acquire any assets of any Transferred Entity after the date of this Agreement with a fair market value or purchase price in excess of $10,000,000, excluding, in each of the foregoing clauses (A) and (B), acquisitions, dispositions, sale or lease of services, supplies, inventory or products in the ordinary course of the conduct of the Business;

(vi)          any Contract the express terms of which (A) restrict or limit in any material respect the ability of any of the Transferred Entities to compete in any business or with any Person or in any geographic area (in each case, other than non-exclusive, inbound licenses to Intellectual Property Rights that are subject to territorial limitations and covenants not to assert, sue or challenge), (B) contain material exclusivity obligations binding on the Business or any Transferred Entity or (C) require the Business or any Transferred Entity to conduct any material business on a “most favored nation” basis with any Person, in each case, other than Contracts containing customary confidentiality, non-solicitation and no-hire provisions entered into in the ordinary course of business;

(vii)         (A) any Contract material to the Business pursuant to which any of the Transferred Entities licenses or is otherwise permitted by a third party to use or register any material Intellectual Property Rights (other than any “shrink wrap,” “commercially available software package,” “click through” license or off-the-shelf Software licenses commercially available on standard terms), or (B) any Contract material to the Business pursuant to which a third party licenses or is permitted to use or register any material Business Intellectual Property (other than licenses granted in the ordinary course, including in connection with the sale or licensing of any products or services), including any coexistence agreements or covenants not to sue, in each case of clauses (A) and (B) that involved aggregate payments by or to the Transferred Entities in excess of $3,000,000 in the year ended December 31, 2019 or that is otherwise material to the Business;

(viii)        any Contract relating to or evidencing Indebtedness for borrowed money of the Transferred Entities in excess of $5,000,000 individually;

(ix)           any Business Leased Real Property lease that provides for payments in an amount in excess of $5,000,000 during the twelve (12) months ending December 31, 2019, other than any such Business Real Property Lease that have been terminated or can be terminated on less than ninety (90) days’ notice without material monetary penalty; and

(x)            any Contract that is a settlement, release or compromise agreement pursuant to which a Transferred Entity (A) is required to pay after the date hereof consideration in excess of $5,000,000 or (B) is subject to material ongoing obligations to any Governmental Entity.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, as of the date hereof (i) each Business Material Contract is a legal, valid and binding obligation of Parent or a Subsidiary thereof, as applicable, and, to the Knowledge of Parent, of each counterparty and is in full force and effect, (ii) neither Parent nor its applicable Subsidiaries (including the Transferred Entities), nor, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Parent or any of its applicable Subsidiaries, or, to the Knowledge of Parent, any other party thereto. A true and complete copy of each Business Material Contract in effect as of the date hereof has been made available to Purchaser by Parent.

Section 3.16          Intellectual Property.

(a)           Section 3.16(a) of the Parent Disclosure Schedule sets forth a list as of the date hereof of all Patents, registered Marks, registered Copyrights and Domain Name registrations (and applications therefor) included in the Business Intellectual Property (the “Registered Business Intellectual Property”).

(b)           The Registered Business Intellectual Property is solely owned by the Transferred Entities or a member of the Parent Group free and clear of all Liens, other than Permitted Liens. The Registered Business Intellectual Property is subsisting and, to the Knowledge of Parent, not invalid or unenforceable.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect: (i) none of the Registered Business Intellectual Property is subject to any Order naming or binding any Transferred Entity adversely affecting the use thereof or rights thereto by or of the Transferred Entities; (ii) there is no opposition or cancellation Action pending against the Transferred Entities concerning the ownership, validity or enforceability of any Registered Business Intellectual Property (other than ordinary course proceedings related to the application for any item of Business Intellectual Property); (iii) to the Knowledge of Parent, since the date that is three (3) years prior to the date hereof, there has been, and as of the date hereof, there is, no infringement or misappropriation, or other violation by a third party, or written allegation made by a Transferred Entity thereof, of any Business Intellectual Property; and (iv) to the Knowledge of Parent, the operation of the Business as currently conducted, and the operation of the Business as conducted since the date that is three (3) years prior to the date hereof, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any other Person, and neither the Parent nor any of the Transferred Entities has received any written notice since the date that is three (3) years prior to the date hereof alleging that the operation of the Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property Rights of any other Person.

(d)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Parent, the Transferred Entities are current in the payment of all registration, maintenance and renewal fees with respect to Registered Business Intellectual Property, except in each case as any of Parent or any Subsidiary thereof has elected in its reasonable business judgment to abandon or permit to lapse a registration or application.

(e)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Parent, the Sellers and the Transferred Entities, as applicable, have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Business Intellectual Property (except for any Business Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), and to the Knowledge of Parent, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Business and the Transferred Entities taken as a whole, as of the date of this Agreement (i) the Transferred Entities (and Parent and its Subsidiaries with respect to the Business) have at all times complied, and presently comply, with applicable Privacy Legal Requirements and their own policies and rules regarding Personal Data except where such non-compliance would not result in a Liability, (ii) none of the Transferred Entities has, since the date that is three (3) years prior to the date hereof, received any written notice from any applicable Governmental Entity against any Transferred Entity alleging a violation of any Privacy Legal Requirements by any Transferred Entity, nor has any Transferred Entity been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Transferred Entities (and Parent and its Subsidiaries with respect to Personal Data collected or used in connection with the Business) has (x) taken appropriate actions (including implementing reasonable technical, physical or administrative safeguards) to protect Personal Data in their possession or under their control against any unauthorized use, access or disclosure and (y) entered into written agreements with all third-party service providers, outsources, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Business that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure; and (iv) to the Knowledge of Parent, since the date that is three (3) years prior to the date hereof, there has been no unauthorized use, access, disclosure, or other security incident of or involving Personal Data collected, used in connection with or under the control of the Business.

(g)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since the date that is three (3) years prior to the date hereof, (i) there have been no security breaches in the information technology systems used in the Business, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the Business.

(h)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) except for Software licensed to Purchaser or its Affiliates pursuant to the Intellectual Property Matters Agreement, commercially available Software and Open Source Software, a Transferred Entity owns the Copyright in the material proprietary Software owned (or purported to be owned) or that was developed by or on behalf of any Transferred Entities or Parent Group for a Transferred Entity, that is material to the core proprietary technical platform used in the Business (collectively, the “Business Software”); and (ii) none of the Transferred Entities (or Parent or any of its Subsidiaries, as applicable to the Business) has combined Open Source Software with any Business Software, the copyright in which is owned by a Transferred Entity (or Parent or any of its Subsidiaries, as applicable to the Business), and distributed such combined Software such that such Business Software would become subject to the terms of the license under which such Open Source Software is licensed that require the disclosure or distribution to any Person or the public of any portion of the source code for such Business Software. The Transferred Entities (or Parent or any of its Subsidiaries, as applicable to the Business) are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the Business, including notice and attribution obligations.

(i)           Neither Parent, its Subsidiaries nor the Transferred Entities has delivered, licensed or made available, or is under a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any Business Software to any escrow agent or other Person who is not an employee or consultant and acting on behalf of Parent, its Subsidiaries or one of the Transferred Entities.

(j)           Subject to Section 3.3, Section 3.4, Section 3.15, and Section 3.18, notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.16 are the only representations and warranties given by Parent with respect to Intellectual Property Rights or Privacy Legal Requirements, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.17          Intercompany Arrangements. Except for any Contracts that will be terminated at or prior to the Closing or will be terminated pursuant to this Agreement, Section 3.17 of the Parent Disclosure Schedule sets forth a list, which is correct and complete in all material respects as of the date hereof, of all Contracts to provide goods, services or other benefits between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand.

Section 3.18          Sufficiency of Assets. At the Closing, (a) taking into account and giving effect to all of the Ancillary Agreements (including the rights, benefits and services made available in the Transition Services Agreement, the Employment Transition Services Agreement and the Intellectual Property Matters Agreement), (b) assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained and (c) other than with respect to Overhead and Shared Services, the Transferred Entities will own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, properties, claims and rights, whether tangible or intangible, whether personal, real or mixed, wherever located (other than assets, properties, claims and rights owned or used by any Deferred Transferred Entity), that are used or held for use in and necessary to conduct the Business immediately following the Closing in substantially the same manner in all material respects as the Business is conducted by Parent and its Subsidiaries immediately prior to the Closing. Nothing in this Section 3.18 is intended to or shall be treated as a representation of non-infringement, which is solely set forth in Section 3.16.

Section 3.19          Brokers. No broker, finder or investment banker retained by Parent or any of its Subsidiaries is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates (including the Transferred Entities after the Closing) in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.20          Investment Decision. Parent is an “accredited investor” as defined in Regulation D of the Securities Act, is able to bear the economic risk of its investment in the Purchaser Ordinary Stock or Purchaser Nonvoting Stock and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of its investment in the Purchaser Ordinary Stock or Purchaser Nonvoting Stock. Parent is acquiring such Purchaser Ordinary Stock or Purchaser Nonvoting Stock for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Purchaser Ordinary Stock or Purchaser Nonvoting Stock. Except for the listing of the Purchaser Ordinary Stock on the Oslo Stock Exchange, each of Parent and any Seller who will receive Purchaser Ordinary Stock or Purchaser Nonvoting Stock hereunder acknowledges that the Purchaser Ordinary Stock and Purchaser Nonvoting Stock have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Purchaser Ordinary Stock or Purchaser Nonvoting Stock may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 3.21          Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, and results of operations, financial condition, technology, management and prospects of Purchaser, which investigation, review and analysis was done by Parent and its representatives. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Purchaser, its Affiliates or any of their respective representatives (except for the representations and warranties of Purchaser expressly set forth in Article IV and in any certificate delivered pursuant to Section 8.3(c)). Parent hereby acknowledges and agrees that none of the Purchaser, its respective Affiliates, or any of their respective representatives or any other Person will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from the distribution to Parent, its Affiliates or their respective representatives of, or Parent’s, its Affiliates’ or their respective representatives’ use of, any information relating to the Purchaser, including any information, documents or material made available to Parent, its Affiliates or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Parent or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement.

Section 3.22          Solvency. Without taking into account the Classifieds Indebtedness, Classifieds DutchCo (a) is not insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured) and (b) to the Knowledge of Parent, has not incurred or and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 3.23          No Other Representations or Warranties; No Reliance. Parent acknowledges and agrees that, except for the representations and warranties contained in Article IV and any certificate delivered pursuant to Section 8.3(c) or the Stockholder Agreement, none of Purchaser, any of its Affiliates or any other Person or entity on behalf of Purchaser or any of its Affiliates, has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its representatives by or on behalf of Purchaser. Parent acknowledges and agrees that neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Subsidiaries.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except as disclosed in, in each case, other than with respect to Section 4.1, and Section 4.2, (a) the Purchaser Reporting Documents and publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) the disclosure schedule delivered to Parent prior to or concurrently with the execution of this Agreement (the “Purchaser Disclosure Schedule”) or it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to Parent as follows:

Section 4.1            Organization and Qualification. Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2            Authority Relative to this Agreement

(a)           Purchaser has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and thereof, except for the Purchaser Stockholder Approval. Except as set forth in Section 4.2(b), no vote or other approval of the equityholders of Purchaser or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the Organizational Documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions. At Closing, each of the Purchaser or any of its Subsidiaries which will enter into an Ancillary Agreement will have all necessary corporate or similar power and authority, and will have taken all corporate or similar action necessary, to execute, deliver and perform each Ancillary Agreement to which it is a party in accordance with the terms thereof and each Ancillary Agreement executed and delivered by the Purchaser or its relevant Subsidiary party thereto will be duly and validly executed and delivered by the Purchaser or its relevant Subsidiary, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by Purchaser or its applicable Affiliates, will constitute a valid, legal and binding agreement of the Purchaser or its relevant Subsidiary, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

(b)           The only vote of the holders of any class or series of securities of Purchaser necessary to approve this Agreement, the Ancillary Agreements and the transactions contemplated hereby is the affirmative vote of holders of at least two-thirds (2/3rd) of the votes cast as well as of the share capital of the Purchaser Ordinary Stock represented in person or by proxy at the Purchaser Stockholders Meeting to approve the Transactions and the other transactions contemplated by this Agreement, including (i) the issuance of the Second Share Sale Stock Consideration, (ii) the issuance of the Contribution Consideration, (iii) the amendment to the Articles of Association of Purchaser, in accordance with the Governance Term Sheet, to be agreed by the Parties prior to Closing, and (iv) the appointment of the nominees designated by Parent pursuant to the Governance Term Sheet to the Purchaser Board and Nomination Committee effective as of the Closing (collectively, the “Purchaser Stockholder Approval”).

(c)           The Purchaser Board, at a meeting or meetings duly called and held on or prior to the date hereof, has (i) determined that the Transactions and the other transactions contemplated by this Agreement are in the best interests of Purchaser and the Purchaser Business, taking into account the interests of the other stakeholders of Purchaser, (ii) approved this Agreement and Purchaser’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to submit the Transactions to the stockholders of Purchaser for the purpose of obtaining the Purchaser Stockholder Approval.

Section 4.3            Consents and Approvals; No Violations.

(a)           No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (i) compliance with any applicable requirements of any Competition Laws, (ii) compliance with any Permits relating to the Purchaser Business, (iii) approvals or consents from or by the FSA, Oslo Stock Exchange or the Norwegian Register of Business Enterprises in connection with (x) the transactions contemplated hereby as set out in this Agreement and (y) the issuance or listing of the Purchaser stock issued in connection with the transaction contemplated hereby or (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           Assuming compliance with Section 4.3(a), neither the execution, delivery and performance of this Agreement by Purchaser or any Ancillary Agreement by Purchaser and/or its Affiliates, as applicable, nor the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of Purchaser or its Affiliates, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to Purchaser or any of its Affiliates under any Purchaser Material Contract, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of Purchaser and/or its Affiliates, other than Permitted Liens, or (iv) conflict with or violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii), clause (iii) or clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(c)           Prior to the Closing, the board of directors of DutchCo Merger Sub shall have determined that it is in the best interests of DutchCo Merger Sub and its business, taking into account the interests of its stakeholders including its sole shareholder, to effectuate the Merger upon the terms and subject to the conditions stated herein and in accordance with DutchCo Merger Sub’s articles of association and the applicable provisions under Dutch law.

Section 4.4            Capitalization and Operations.

(a)           As of the date of this Agreement, the authorized capital of Purchaser consists of 684,948,502 ordinary shares each with a nominal value of NOK 0.2 (the “Purchaser Ordinary Stock”), of which 684,948,502 ordinary shares are issued and outstanding. The outstanding shares of Purchaser Ordinary Stock are all duly authorized and validly issued, fully paid and nonassessable and were (i) not issued in violation of any contract or agreement or in violation of any preemptive or similar rights and (ii) issued in accordance with any applicable Laws, or pursuant to valid exemptions therefrom. There are no preemptive or other outstanding rights, subscriptions, options, warrants, contracts, pledges, calls, puts, rights to subscribe, stock appreciation rights, rights of first offer, redemption rights, performance shares, repurchase rights, voting rights, contingent value rights, “phantom share,” convertible, exercisable, or exchangeable securities or similar securities or rights that are derivative of any capital stock or other equity interests of, or other ownership interest in Purchaser or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or any agreements providing for the issuance (contingent or otherwise) of, any securities of Purchaser, and no securities, agreements or commitments of Purchaser evidencing such rights are issued or outstanding. There are no outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Purchaser or any of its Subsidiaries on any matter.

(b)           DutchCo Merger Sub, from its incorporation until the Merger Effective Time, will be a wholly owned Subsidiary of Purchaser formed for the sole purpose of engaging in the transactions contemplated by this Agreement and the Ancillary Agreements, and it has not conducted any business prior to the Merger Effective Time and prior to the Merger Effective Time will have no, assets, Indebtedness, Liabilities, obligations or commitments of any nature other than those incidental to its formation and pursuant to this Agreement. DutchCo Merger Sub from its incorporation will be, and at the Merger Effective Time will be, treated as a “disregarded entity” of Purchaser for U.S. federal income Tax purposes.

(c)           All of the outstanding shares of capital stock of, or other equity interests in, each of Purchaser’s Subsidiaries are all duly authorized and validly issued, fully paid and nonassessable and were (i) not issued in violation of any contract or agreement or in violation of any preemptive or similar rights and (ii) issued in accordance with applicable Laws. Section 4.4(c) of the Purchaser Disclosure Schedule sets forth a list of all Subsidiaries of Purchaser as of the date hereof, and the percentages of outstanding equity securities of each Subsidiary of Purchaser owned by each equityholder thereof as of the date hereof. Except as set forth in Section 4.4(c) of the Purchaser Disclosure Schedule, neither Purchaser nor any of its Subsidiaries own any shares of capital stock or other equity interests in any other Person or has any obligations, agreements or commitments to purchase or acquire any such shares or other equity interests.

(d)           After giving effect to the transactions contemplated hereby, including obtaining the Purchaser Stockholder Approval, the Second Share Sale Stock Consideration and the Contribution Consideration will (i) be duly authorized and validly issued, fully paid and nonassessable, (ii) be free and clear of all Liens of any kind, except for restrictions on transfer imposed by applicable securities laws, (iii) not be issued in violation of any contract or agreement or in violation of any preemptive or similar rights and (iv) be issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state or foreign securities laws, or pursuant to valid exemptions therefrom. At the Closing, Purchaser will have all necessary corporate approvals in place to meet its obligation to deliver the Second Share Sale Stock Consideration and the Contribution Consideration under this Agreement.

(e)           There are no preemptive or other outstanding rights, subscriptions, options, warrants, contracts, pledges, calls, puts, rights to subscribe, stock appreciation rights, rights of first offer, redemption rights, performance shares, repurchase rights, voting rights, contingent value rights, “phantom share,” convertible, exercisable, or exchangeable securities or similar securities or rights that are derivative of any capital stock or other equity interests of, or other ownership interest in any of Purchaser’s Subsidiaries or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, or any agreements providing for the issuance (contingent or otherwise) of, any securities of any of Purchaser’s Subsidiaries, and no securities, agreements or commitments of Purchaser’s Subsidiaries evidencing such rights are issued or outstanding.

(f)           Other than this Agreement, there is no agreement to which Purchaser or any of its Subsidiaries is bound or to which its or their assets or businesses are subject that would result in the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a Person of the right to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of Purchaser or any of its Subsidiaries (including an option or right of preemption or conversion).

(g)           Other than the Liquidity and Information Rights Agreement to be entered into at the Closing by Parent and certain shareholders of Purchaser, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which Purchaser is bound relating to the holding, voting, issuance, purchase, redemption, transfer, dispose or acquisition of the share capital of Purchaser or any of its Subsidiaries, and there are no agreements, commitments, arrangements, understandings or other obligations of Purchaser or any of its Subsidiaries to declare, make or pay any dividends or distributions.

Section 4.5            No Inside Information; Purchaser Disclosure Obligations; Financial Statements; Liabilities.

(a)           Purchaser does not have any inside information relating to the Purchaser Ordinary Stock other than the negotiation and execution of this Agreement. Purchaser is and has at all times been in compliance in all material respects with its continuing and periodic disclosure requirements pursuant to the Norwegian Securities Trading Act and the continuing obligations for companies listed on the Oslo Stock Exchange.

(b)           Since April 1, 2019, Purchaser has timely filed with (or furnished to) the Oslo Stock Exchange all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statement and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the rules and regulations of the Oslo Stock Exchange as the case may be, including its listing prospectus dated April 1, 2019 (collectively, the “Purchaser Reporting Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Purchaser Reporting Document complied in all material respects with the applicable requirements of the Oslo Stock Exchange, as the case may be. As of the date of this Agreement, there are no outstanding unresolved comments with respect to any of the Purchaser Reporting Documents received by Purchaser in any written communication from the Oslo Stock Exchange.

(c)           All of the audited financial statements and unaudited interim financial statements of Purchaser included in the Purchaser Reporting Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the Oslo Stock Exchange, as the case may be, with respect thereto, (ii) have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except, in the case of the unaudited interim statements, as may be permitted by IFRS) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of Purchaser and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(d)           There are no liabilities or obligations of the Purchaser or its Subsidiaries of any nature, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected on a balance sheet of Purchaser, other than those that (i) are reflected or reserved against on the audited financial statements and unaudited interim financial statements of Purchaser (or described in the notes thereto) included in the Purchaser Reporting Documents; (ii) have been incurred in the ordinary course of business since the December 31, 2019 (“Purchaser Last Balance Sheet Date”) (but not as a result of any breach of contract, warranty, tort, infringement or violation of applicable Law); (iii) are incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements or the Transactions; (iv) have been (or will be prior to the Closing) discharged or paid off; or (v) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6            Absence of Certain Changes or Events. Except as contemplated by this Agreement (including the reorganizations and transactions undertaken to facilitate the Transactions), (a) since the Purchaser Last Balance Sheet Date and through the date of this Agreement, the business of the Purchaser and its Subsidiaries has been operated in the ordinary course of business in all material respects, except relating to the COVID-19 pandemic or the impact thereof, (b) since the Purchaser Last Balance Sheet Date and through the date of this Agreement, no action has been taken which, if taken after the date hereof, would be prohibited by Section 5.4(b)(C), Section 5.4(b)(E), Section 5.4(b)(F) or Section 5.4(b)(N) (to the extent Section 5.4(b)(N) relates to the foregoing sections), and (c) since the Purchaser Last Balance Sheet Date there has not occurred any event, change, development or effect that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.7            Litigation. Except as would not reasonably be expected to be material to the Purchaser Business, taken as a whole, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries, or arising out of or relating to the Purchaser Business and (b) neither Purchaser nor any of its Subsidiaries is subject to any outstanding Orders.

Section 4.8            Compliance with Laws.

(a)           Except as would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser Business, taken as a whole, since the date that is two (2) years prior to the date hereof, (i) neither Purchaser nor any of its Subsidiaries has been found by a Governmental Entity to be in violation of any Laws or Orders issued by a Governmental Entity applicable to the conduct of the Purchaser Business, and (ii) neither Purchaser nor any of its Subsidiaries has received any written notice alleging any such violation by Purchaser or any of its Subsidiaries.

(b)           Except as would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser Business, taken as a whole, since the date that is two (2) years prior to the date hereof, (i) neither Purchaser nor any of its Subsidiaries has violated any applicable Anticorruption Law, (ii) to the Knowledge of Purchaser, no director, officer, agent, employee, Representative, consultant or other Person acting for or on behalf of Purchaser or any of its Subsidiaries has violated any Anticorruption Law, and (iii) neither Purchaser nor any of its Subsidiaries has received any written notice alleging any such violation by Purchaser or any of its Subsidiaries of any Anticorruption Law.

(c)           To the Knowledge of Purchaser, none of the Purchaser or its Subsidiaries and their respective directors, officers, employees and, to the Knowledge of Purchaser, agents and Affiliates have engaged in any unlicensed or unauthorized transaction with any Sanctioned Person. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser Business, taken as a whole, there are no pending or, to the Knowledge of Purchaser, threatened claims or legal action against, or investigations by any Governmental Entity of, the Purchaser or its Subsidiaries, nor are there any judgments imposed (or, to the Knowledge of Purchaser, threatened to be imposed) upon any of them by or before any Governmental Entity, in each case, in connection with any alleged violation of any Anti-Money Laundering Laws or Sanctions by Purchaser or any of its Subsidiaries.

Section 4.9            Permits. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser Business, taken as a whole, (i) Purchaser and its Subsidiaries hold all Permits necessary for the conduct of the Purchaser Business as conducted on the date hereof (the “Purchaser Permits”), (ii) Purchaser and its Subsidiaries are in compliance with the terms of the Purchaser Permits and (iii) each of the Purchaser permits is valid, subsisting and in full force and effect and has not been revoked, suspended, cancelled, rescinded or terminated.

Section 4.10          Real Property.

(a)           Purchaser and its Subsidiaries do not own any material real property.

(b)           (i) Purchaser and its Subsidiaries have a leasehold or subleasehold interest in all material real property leased by the Purchaser or its Subsidiaries (“Purchaser Leased Real Property”), free and clear of all Liens, except Permitted Liens and subject to the Enforceability Exceptions, (ii) neither Purchaser nor any of its Subsidiaries, or, to the Knowledge of Purchaser, as of the date hereof, any other party thereto, is in breach of or default under any lease or sublease for the Purchaser Leased Real Property, except as would not reasonably be expected to (x) prevent or materially delay the consummation of the Transactions or (y) be material to the Purchaser Business, taken as a whole, (iii) neither Purchaser nor any of its Subsidiaries has, as of the date hereof, received any written notice from any lessor of any Purchaser Leased Real Property of any breach of or default under any material lease or sublease thereto by Purchaser or any of its Subsidiaries, which breach or default has not been cured and (iv) neither Purchaser nor any of its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Purchaser Leased Real Property, except Permitted Liens or as set forth in Section 4.10(b) of the Purchaser Disclosure Schedule.

Section 4.11          Environmental Matters.

(a)           Purchaser, its Subsidiaries, Purchaser Business and the facilities and operations conducted at any real property owned, leased or operated by Purchaser and its Subsidiaries are in material compliance with applicable Environmental Laws and Purchaser Environmental Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of Purchaser, threatened that asserts any actual or potential material Environmental Liability relating to the Purchaser Business and (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law, in each case relating to Purchaser, the Purchaser Business, its Subsidiaries or any real property currently owned, leased or operated by Purchaser or any of its Subsidiaries, in each case of (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To the Knowledge of Purchaser, there are no facts or conditions which would be reasonably expected to result in such an Action or Order.

(c)           Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 4.11 are the only representations and warranties given by Purchaser with respect to environmental matters, Environmental Conditions, Environmental Laws, Purchaser Environmental Permits, Environmental Liabilities and Regulated Substances, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 4.12          Material Contracts.

(a)           Section 4.12(a) of the Purchaser Disclosure Schedule sets out a list, as of the date of this Agreement, of the Purchaser Material Contracts, including Purchaser Material Contracts which, in each case are Purchaser Material Contracts and are:

(i)            Contracts, understandings or proposed transactions with material customers, business partners or service providers;

(ii)            joint venture, partnership, co-operation, shareholders’, revenue/profit sharing or similar Contracts;

(iii)          Contracts with third parties that (1) restrict the entry into, or that require consent or give rise to termination or other rights in connection with, the Transaction, (2) include non-competition, non-solicitation, exclusivity, most-favored-nation or similar agreements that restrict any company in Purchaser or its Subsidiaries in their respective operations or business in any respect or (3) include confidentiality, invention, non-competition, non-solicitation and other restrictive covenant agreements with individual service providers of the Purchaser Business;

(iv)          (iii) such Contract relates to the acquisition, disposition, sale or lease (excluding any real property lease) of any business, assets or properties (excluding any real properties) of or by Purchaser or any of its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) under which (A) Purchaser or any of its Subsidiaries has any remaining obligation to pay (including all potentially payable “earn-out,” contingent purchase price or similar contingent payment obligation) (i) in excess of $5,000,000, with respect to such acquisition, disposition or sale Contracts, or (ii) $5,000,000, with respect to such lease (excluding any real property lease), or (B) any other Person has the right to acquire any assets of Purchaser or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price in excess of $10,000,000, excluding, in each of the foregoing clauses (A) and (B), acquisitions, dispositions, sale or lease of services, supplies, inventory or products in the ordinary course of business;

(v)           Contract with a Governmental Entity

(vi)          Contract between the Purchaser or its Subsidiaries, on one hand, and any related party (including any agreements with Schibsted and its Subsidiaries), on the other hand; or

(vii)         (A) any Contract material to the Purchaser Business pursuant to which Purchaser or any of its Subsidiaries licenses or is otherwise permitted by a third party to use or register any material Intellectual Property Rights (other than any “shrink wrap,” “commercially available software package” or “click through” license or off-the-shelf Software licenses commercially available on standard terms), or (B) any Contract material to the Purchaser Business pursuant to which a third party licenses or is permitted to use or register any material Purchaser Intellectual Property (other than licenses granted in the ordinary course, including in connection with the sale or licensing of any products or services), including any coexistence agreements or covenants not to sue, in each case of clauses (A) and (B) that involved aggregate payments by or to Purchaser or any of its Subsidiaries in excess of $5,000,000 in the year ended December 31, 2019.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, as of the date hereof, (i) each Purchaser Material Contract is a legal, valid and binding obligation of Purchaser or a Subsidiary thereof, as applicable, and, to the Knowledge of Purchaser, of each counterparty and is in full force and effect, (ii) neither Purchaser and its applicable Subsidiaries nor, to the Knowledge of Purchaser, any other party thereto, is in breach of, or in default under, any such Purchaser Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Purchaser or any of its applicable Subsidiaries, or, to the Knowledge of Purchaser, any other party thereto. A true and complete copy of each Business Material Contract in effect as of the date hereof has been made available to Parent by Purchaser.

Section 4.13          Intellectual Property.

(a)           Section 4.13 of the Purchaser Disclosure Schedule sets forth a list as of the date hereof of all Patents, registered Marks, registered Copyrights and Domain Name registrations (and applications therefor) included in the Purchaser Intellectual Property (the “Registered Purchaser Intellectual Property”).

(b)           The Registered Purchaser Intellectual Property is solely owned by Purchaser or one of its Subsidiaries free and clear of all Liens, other than Permitted Liens. The Registered Purchaser Intellectual Property is subsisting and, to the Knowledge of Purchaser, not invalid or unenforceable.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (i) none of the Registered Purchaser Intellectual Property is subject to any Order naming or binding Purchaser or any of its Subsidiaries adversely affecting the use thereof or rights thereto by or of Purchaser or any of its Subsidiaries; (ii) there is no opposition or cancellation Action pending against Purchaser or any of its Subsidiaries concerning the ownership, validity or enforceability of any Registered Purchaser Intellectual Property (other than ordinary course proceedings related to the application for any item of Purchaser Intellectual Property); (iii) to the Knowledge of Purchaser, since the date that is three (3) years prior to the date hereof, there has been, and as of the date hereof, there is, no infringement or misappropriation, or other violation by a third party, or any written allegation made by Purchaser or any of its Subsidiaries thereof, of any Purchaser Intellectual Property; and (iv) to the Knowledge of Purchaser, the operation of the Purchaser Business as currently conducted, and the operation of the Purchaser Business as conducted since the date that is three (3) years prior to the date hereof, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any other Person, and neither the Purchaser nor any of its Subsidiaries has received any written notice since the date that is three (3) years prior to the date hereof alleging that the operation of the Purchaser Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property Rights of any other Person.

(d)           Except as would not reasonably be expected have, individually or in the aggregate, a Purchaser Material Adverse Effect, to the Knowledge of Purchaser, Purchaser and its Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to Registered Purchaser Intellectual Property, except in each case as Purchaser or any Subsidiary thereof have elected in their reasonable business judgment to abandon or permit to lapse a registration or application.

(e)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, to the Knowledge of Purchaser, the Purchaser and its Subsidiaries, as applicable, have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Purchaser Intellectual Property (except for any Purchaser Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), and to the Knowledge of Purchaser, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Purchaser Business, taken as a whole, as of the date of this Agreement, (i) Purchaser and its Subsidiaries have at all times complied, and presently comply, with applicable Privacy Legal Requirements and their own policies and rules regarding Personal Data except where such non-compliance would not result in a Liability, and (ii) neither Purchaser nor any of its Subsidiaries has, since the date that is three (3) years prior to the date hereof, received any written notice from any applicable Governmental Entity against Purchaser or any of its Subsidiaries alleging any violation of any Privacy Legal Requirements by Purchaser or any of its Subsidiaries, nor has Purchaser or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Purchaser and its Subsidiaries have (x) taken appropriate actions (including implementing reasonable technical, physical or administrative safeguards) to protect Personal Data in their possession or under their control against any unauthorized use, access or disclosure and (y) entered into written agreements with all third-party service providers, outsources, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Purchaser Business that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure; and (iv) to the Knowledge of Purchaser, since the date that is three (3) years prior to the date hereof there has been no unauthorized use, access or disclosure or other security incident of or involving Personal Data collected, used in connection with or under the control of the Purchaser Business.

(g)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, as of the date of this Agreement, since the date that is three (3) years prior to the date hereof, (i) there have been no security breaches in the information technology systems used in the Purchaser Business, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the Purchaser Business.

(h)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, none of Purchaser or any of its Subsidiaries has combined Open Source Software with any Software, the Copyright in which is owned by Purchaser or any of its Subsidiaries and which is material to the Purchaser Business (the “Purchaser Software”) and distributed such combined Software such that such Purchaser Software would become subject to the terms of the license under which such Open Source Software is licensed that require the disclosure or distribution to any Person or the public of any portion of the source code for such Purchaser Software. Each of Parent or its Subsidiaries are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the Purchaser Business, including notice and attribution obligations.

(i)           None of Purchaser or any of its Subsidiaries has delivered, licensed or made available, or is under a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any Purchaser Software to any escrow agent or other Person who is not an employee or consultant and acting on behalf of Purchaser or any of its Subsidiaries.

(j)           Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 4.13 are the only representations and warranties given by Purchaser with respect to Intellectual Property Rights or Privacy Legal Requirements, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 4.14          Employee Matters.

(a)           Except as would not reasonably be expected to be material to the Purchaser Business, taken as a whole, (i) each Purchaser Benefit Plan has been maintained and operated in compliance with applicable Law, (ii) all contributions or premiums required to be made by Purchaser or any of its Affiliates to any Purchaser Benefit Plan have been timely made or accrued and (iii) any material Purchaser Benefit Plan that primarily covers Persons who are located outside the United States and that is intended to qualify for special Tax treatment, does so qualify.

(b)           Each Purchaser Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or is covered by a prototype plan opinion letter.

(c)           In the six (6) years prior to the date hereof, neither Purchaser nor any of its ERISA Affiliates has maintained, sponsored or contributed to, or been required to maintain, sponsor or contribute to, or has any Liability under any (i) employee benefit plan (as defined in Section 3(3) of ERISA), (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code), in each case that is subject to Section 302 or Title IV of ERISA. As of the date hereof, no Liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Purchaser or any of its Subsidiaries that has not been satisfied in full and no condition exists that could reasonably be expected to result in any such Liability to Purchaser or any of its Subsidiaries.

(d)           Except as would not be material to the Purchaser Business, taken as a whole, there are no claims, lawsuits, investigations, inquiries, audits or arbitrations (other than routine claims for benefits) pending or, to the Knowledge of Purchaser, threatened with respect to any Purchaser Benefit Plans.

(e)           Except as required by applicable Laws, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or together with any other event) will (i) result in any material payment or benefit becoming due to any current or former employee of Purchaser or any of its Subsidiaries, (ii) materially increase any payment or benefit to be paid or provided to any current or former employee of Purchaser or any of its Subsidiaries, (iii) result in an acceleration of the time of payment, funding or vesting of any material payments to any current or former employee of Purchaser or any of its Subsidiaries or (iv) result in any breach or violation of, or default under, or limit Purchaser’s or its Subsidiaries’ right to amend, modify or terminate any Purchaser Benefit Plan.

(f)           Neither Purchaser nor its Subsidiaries has, in the six years prior to the date hereof,: (A) been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a defined benefits pension scheme maintained in the United Kingdom or (B) been an “associate” of or “connected” with (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any person who is or has been an employer in relation to a defined benefit pension scheme maintained in the United Kingdom.

(g)           No current employee of Purchaser or any of its Subsidiaries in the United Kingdom has previously transferred to the Purchaser or its Subsidiaries pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended) who prior to such transfer participated in a defined benefits pension scheme that made provision for benefits other than related to old age, invalidity or on death.

Section 4.15          Employees; Labor Matters.

(a)           Section 4.15(a) of the Purchaser Disclosure Schedule sets forth a list contains as of the date of this Agreement, or each works council, labor union or any other representative body representing any current employee of Purchaser or any of its Subsidiaries as of the date hereof. A true and complete copy of each collective bargaining agreement applicable to any current employee of Purchaser or any of its Subsidiaries has been provided to Parent prior to the date hereof.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, to the Knowledge of Purchaser, (i) as of the date hereof, there is no organizational effort being made or threatened by, or on behalf of, any labor union or other employee representative body to organize any employees of Purchaser or any of its Subsidiaries, (ii) as of the date hereof, no demand for recognition of any employees of Purchaser or any of its Subsidiaries identified as of the date hereof has been made by, or on behalf of, any labor union or works council, and (iii) during the two (2)-year period immediately prior to the date of this Agreement, there have been no material strikes or lockouts at Purchaser or any of its Subsidiaries.

(c)           Except as would not reasonably be expected to be material to the Purchaser Business, in the last two (2) years: (i) no current or former independent contractor or worker engaged by the Purchaser Business has been misclassified as such by the Purchaser or its Subsidiaries pursuant to any Applicable Law, (ii) no current or former employees of Purchaser or its Subsidiaries has been misclassified as exempt from applicable minimum wage or overtime Laws, (iii) each individual who is currently providing services to Purchaser or its Subsidiaries through a third party service provider, or who previously provided services to Purchaser or its Subsidiaries through a third party service provider, is not or was not an employee or worker of Purchaser or its Subsidiaries by virtue of providing services through such third party service provider, and (iv) neither Purchaser nor its Subsidiaries has a single employer, joint employer, alter ego, or other similar relationship with any other entity.

(d)           Neither Purchaser nor its Subsidiaries, or their Affiliates, are subject to any material current, pending or threatened claim, dispute or litigation with any current or former employee of Purchaser or any of its Subsidiaries.

Section 4.16          Taxes.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect: (i) all Tax Returns required to be filed by, or with respect to, Purchaser and its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete; (ii) all Taxes required to be paid by any of Purchaser and its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid or have been properly accrued in the books of the Purchaser and its Subsidiaries and will be duly and timely paid by the due date thereof; (iii) no Tax Proceeding with respect to any Taxes of the Purchaser and its Subsidiaries is pending or being threatened in writing; (iv) each of Purchaser and its Subsidiaries has complied with all applicable Laws relating to the collection and withholding of Taxes; (v) since the date two (2) years prior to the date hereof, none of Purchaser or its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (vi) none of Purchaser or its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any comparable provision of state, local or foreign Law (including European Council Directive 2011/16 (DAC6) and domestic implementation of DAC6); (vii) none of the Purchaser or its Subsidiaries has received any written notice of any claim from any taxing authority for deficiency of Tax that has not been satisfied by payment, settled or withdrawn; (viii) there are no Liens relating to Taxes upon the assets of any of Purchaser or its Subsidiaries other than Permitted Liens; (ix) none of Purchaser or its Subsidiaries has waived or extended any statute of limitations for the collection or assessment of Taxes due from any of Purchaser or its Subsidiaries, which waiver or extension is still in effect, or agreed to any extension of time in respect of the assessment or deficiency for any Taxes with respect to the Purchaser and its Subsidiaries beyond the date hereof that is still in effect (other than, for the absence of doubt, automatic extensions as a result of ongoing Tax proceedings); (x) none of Purchaser or its Subsidiaries is a party to any agreement providing for the allocation or apportionment of any liability for Taxes (other than (A) any agreements or contracts the principal subject matter of which is not Taxes or (B) any intragroup agreement where only Purchaser and its Subsidiaries are parties); (xi) none of Purchaser or its Subsidiaries (A) is or has been a member of a consolidated, combined, unitary or similar group for Income Tax purposes (other than an affiliated, consolidated, combined, unitary or similar group of which Purchaser or any of its Affiliates is or was the common parent), or (B) has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign Law (other than any of Purchaser or its Subsidiaries) or as a transferee or successor; (xii) none of Purchaser or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, any taxable income for any Post-Closing Tax Period as a result of any (A) adjustment under Section 481 of the Code relating to any change in method of accounting made prior to the Closing or use of an improper method of accounting prior to the Closing, (B) closing agreement as described in Section 7121 of the Code (or any corresponding provision under state, local or foreign Tax Law) executed prior to the Closing, (C) use of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or the cash method of accounting, in each case, with respect to any transaction undertaken prior to the Closing, (D) open transaction disposition made on or prior to the Closing, or (E) prepaid amounts received or deferred revenue accrued prior to the Closing; (xiii) none of Purchaser or its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling by any other taxing authority, which would be binding on Purchaser or its Subsidiaries with respect to any Post-Closing Tax Period; and (xiv) none of Purchaser or its Subsidiaries is or has been engaged in a trade or business within the United States (within the meaning of Section 864 of the Code), owns any “United States real property interests (within the meaning of Section 897 of the Code), or otherwise has a taxable nexus so as to be subject to taxation on a net income basis in the United States.

(b)           Neither Purchaser nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Contribution and the Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)           Notwithstanding any other provisions of this Agreement, Parent acknowledges and agrees that no representation or warranty is made by Purchaser in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 4.16, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 4.17          Brokers. No broker, finder or investment banker retained by Purchaser or any of its Affiliates is entitled to any brokerage, finder’s or other fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.18          Financing.

(a)           Purchaser is a party to and has accepted a fully executed commitment letter dated on or about the date hereof (together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is referred to in this Agreement as the “Debt Financing.”

(b)           Purchaser has delivered to Parent a true, complete and correct copy of the duly executed Commitment Letter and any fee letters, syndication letters, engagement letters and swap agreements related thereto, subject, in the case of such fee letters, syndication letters, engagement letters and swap agreements, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing.

(c)           Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the aggregate principal amount of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letter on or prior to the Closing Date, nor does Purchaser have knowledge that any Lender will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that could affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing.

(d)           The Debt Financing, when funded in accordance with the Commitment Letter and giving effect to any “flex” provision in or related to the Commitment Letter (including with respect to fees and original issue discount), shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements and the Commitment Letter, including the payment of, without duplication, the Classifieds DutchCo Indebtedness, the IP Consideration, the Closing First Share Sale Consideration, the Closing Second Share Sale Cash Consideration, the Closing Contribution Adjustment, the Post-Closing Contribution Adjustment and the Final Share Sale Consideration, and any fees and expenses of or payable by Purchaser or the Transferred Entities or Purchaser’s other Affiliates, and for any repayment or refinancing of any outstanding indebtedness of Purchaser and/or the Transferred Entities contemplated by, or required in connection with the transactions described in, this Agreement, the Ancillary Agreements or the Commitment Letter (such amounts, collectively, the “Financing Amounts”).

(e)           The Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, all the other parties thereto and are in full force and effect. No event has occurred which (with or without notice, lapse of time or both) could constitute a breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Commitment Letter. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date hereof, and will pay in full any such amounts due on or before the Closing Date. The Commitment Letter has not been modified, amended or altered, and none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Purchaser, no termination, reduction, withdrawal or rescission thereof is contemplated. No modification or amendment to the Commitment Letter that would adversely affect Purchaser’s ability to satisfy its obligations under this Agreement, the Ancillary Agreements and the Commitment Letter, including the payment of the Financing Amounts, is currently contemplated.

(f)           In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.19          Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 8.2(a), each of Purchaser and the Share Sale Purchasers will not (i) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 4.20          Investment Decision. Purchaser is an “accredited investor” as defined in Regulation D of the Securities Act, is able to bear the economic risk of its investment in the Shares and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of its investment in the Shares. Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.21          Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective representatives (except for the representations and warranties of Parent expressly set forth in Article III and in any certificate delivered pursuant to Section 8.2(c)). Purchaser hereby acknowledges and agrees that none of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective representatives of, or Purchaser’s, its Affiliates’, or their respective representatives’ use of, any information relating to the Sellers, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates, or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement.

Section 4.22          Classifieds Financing Arrangements.

(a)           With respect to the portion of the Debt Financing representing the Classifieds Indebtedness, Purchaser represents and warrants that:

(i)            any transactions occurring after the Closing related to the integration of the Contribution Entities, on the one hand, and Purchaser and its Subsidiaries (other than the Contribution Entities), on the other hand, are for the primary purpose of realizing synergies and cost savings and not for the purpose of ensuring that payments in respect of interest or principal can be made in accordance with the terms of such Debt Financing (such transactions “Permitted Transactions”);

(ii)           Purchaser intends to use commercially reasonable efforts to cause payments of interest or principal in respect of the Debt Financing to be made solely from the income or assets of the Contribution Entities;

(iii)          (A) any guarantee by Purchaser or any of its Affiliates of such Debt Financing and (B) the provision by Purchaser or any of its Affiliates of any other form of credit support to the Contribution Entities, including by serving as a co-borrower or co-obligor, with respect to such Debt Financing, in each case, in the experience of the Purchaser, are customary for similar lending arrangements involving subsidiaries of affiliated group and were made to reduce the cost of such borrowing by the Contribution Entities;

(iv)          Purchaser has no plan or intention of assigning to any Affiliates of Purchaser (other than the Contribution Entities) Classifieds DutchCo’s obligations with respect to any such indebtedness prior to repayment of such indebtedness in accordance with its terms.

(b)           With respect to the Classifieds Silo Replacement Financing, from and after Closing:

(i)            Purchaser plans and intends (and, for the six (6) month period following the funding of such Classifieds Silo Replacement Financing, Purchaser shall and shall cause its Affiliates) to (A) maintain the Classifieds Silo Replacement Financing in accordance with its original terms (other than any refinancing with unrelated third party lenders in the ordinary course of business) and (B) cause payments of interest or principal in respect of any such indebtedness to be made solely from the income or assets of the Contribution Entities.

(ii)           Neither Purchaser nor any of its Affiliates (other than the Contribution Entities) plans or intends to (and, for the six (6) month period following the funding of such Classifieds Silo Replacement Financing, none of Purchaser or any of its Affiliates shall), directly or indirectly, (A) assume such indebtedness, (B) transfer any material assets to any of the Contribution Entities (other than pursuant to Permitted Transactions), (C) provide any guarantee or other credit support for such indebtedness, or (D) make payments of interest or principal on such indebtedness or provide cash or other liquid assets to the Contribution Entities for the purpose of enabling them to make such payments.

(c)           Purchaser shall (and shall cause its Affiliates (including the Contribution Entities) to) treat (i) any indebtedness pursuant to the Classifieds Financing Arrangements (including the Debt Financing and the Replacement Financing) as indebtedness of Classifieds DutchCo for U.S. federal income Tax purposes and (ii) the Classifieds DutchCo Distribution as constituting a “distribution” within the meaning of Section 301 of the Code, other than to the extent any portion of the Classifieds DutchCo Distribution is paid to SwissCo in satisfaction and settlement of any outstanding indebtedness pursuant to which Classifieds DutchCo is the obligor (clauses (i) and (ii), collectively, the “Intended Tax Treatment”).

For purposes of this Section 4.22, references to “Contribution Entities” shall include any successors thereto, including Dutch Merger Sub.

Section 4.23          No Other Representations or Warranties; No Reliance. Purchaser acknowledges and agrees that, except for the representations and warranties of Parent expressly set forth in Article III and in any certificate delivered pursuant to Section 8.2(c), none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, the Sellers, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates any of their respective representatives by or on behalf of Parent or any Affiliate or Representative thereof. Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof or the Business. Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser have not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Business.

Article V

ADDITIONAL AGREEMENTS

Section 5.1            Access to Books and Records; Cooperation; Transaction Committee.

(a)           After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, each Party shall, and shall cause its Subsidiaries (in the case of Purchaser) or the Transferred Entities (in the case of Parent) to, afford to Representatives of the other Party reasonable access, upon reasonable request and advance notice, to the books, records and properties of the Business or the Purchaser Business (as applicable) or, subject to Section 5.1(b), the Business Employees or employees of Purchaser and its Subsidiaries (as applicable) during normal business hours consistent with applicable Law and in accordance with the reasonable procedures established by such Party, solely to the extent related to the Business or the Purchaser Business, as applicable, and solely for the purpose of facilitating the completion of the Transactions and the other transactions contemplated hereby or, in the case of such access provided to Parent, to prepare for and facilitate sales by Parent at or after Closing of the Purchaser Ordinary Stock or Purchaser Nonvoting Stock to be issued to Parent hereunder; provided, that none of Parent, the other Sellers or Transferred Entities shall be required to (x) make available Business Employee personnel files until after the Closing Date and, with respect to any Business Employee, only if and when Purchaser provides Parent with a confirmation that the applicable Business Employee has provided Purchaser with a release permitting transfer of those files or (y) provide any Tax Returns or other books and records related to Taxes, in each case, that are not exclusively related to Taxes of the Share Sale Entities or the Contribution Entities; provided that none of Purchaser or its Subsidiaries shall be required to make available any personnel files of any of their employees; provided, further, that neither Party shall be required to make available medical records, workers compensation records, the results of any drug testing or other sensitive or personal information if doing so could reasonably be expected to result in a violation of applicable Law. Each Party shall indemnify and hold the other Party and its Affiliates harmless against any Liabilities arising out of or relating to any transfer requested by or on behalf of such Party or its Affiliates of any such personnel files. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, neither Party shall conduct any Phase II Environmental Site Assessment or conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of the other Party.

(b)           Each Party agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates or the Purchaser Business, as applicable. Neither Party, its Affiliates and its and their respective Representatives shall communicate with any of the employees of the other Party or its Affiliates without the prior written consent of such other Party, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Party nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, that Parent and Purchaser shall use commercially reasonable efforts to make alternative disclosure arrangements that would not jeopardize the attorney-client or other applicable legal privilege or protection of such Party or contravene any Laws, contracts or obligation of confidentiality.

(c)           At and after the Closing (except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article VII)), to the extent not prohibited by applicable Law, Purchaser shall, and shall cause the Transferred Entities and its other Subsidiaries to, afford Parent and its Affiliates and their respective Representatives, at Parent’s sole cost and expense, during normal business hours, upon reasonable notice, access to the books, records, properties and employees of each Transferred Entity and the Business to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, including in connection with Section 2.4 and Section 2.5, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 5.11) and Governmental Entity or stock exchange reporting obligations and compliance with applicable Laws or stock exchange rules (in each case, other than relating to any dispute between the Parties or their Affiliates); provided, that nothing in this Agreement shall limit any rights of discovery of Parent or its Affiliates.

(d)           At and after the Closing (except to the extent relating to Tax matters (access, cooperation and procedures with respect to which are governed exclusively by Article VII)), to the extent no prohibited by applicable Law, Parent shall, and shall cause its Subsidiaries to, afford Purchaser and its Affiliates and their respective Representatives, at Purchaser’s sole cost and expense, during normal business hours, upon reasonable notice, access to the books and records of the Business that are not in the possession of Purchaser and its Affiliates (including the Transferred Entities) to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, including in connection with Section 2.4 and Section 2.5, any potential Action or investigation by or before a Governmental Entity ((including in connection with the matters covered under Section 5.11) and Governmental Entity or stock exchange reporting obligations and compliance with applicable Laws or stock exchange rules (in each case, other than relating to any dispute between the Parties or their Affiliates); provided, that nothing in this Agreement shall limit any rights of discovery of Purchaser or its Affiliates.

(e)           Except for Tax Returns and other documents governed by Section 7.5(b), Purchaser agrees to hold, and to cause the applicable Transferred Entities to hold, all the books and records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law.

(f)           To the extent not prohibited by applicable Law, from and after the date hereof and through the Closing, Purchaser shall, and shall cause its Affiliates to, provide Parent and its Subsidiaries such cooperation, support, documentation and information as Parent may reasonably request to prepare for and facilitate sales by Parent at or after Closing of the Purchaser Ordinary Stock or Purchaser Nonvoting Stock to be issued to Parent hereunder. For the avoidance of doubt, Parent shall be permitted to share such documentation and information with potential third party acquiror pursuant to a customary nondisclosure agreement.

(g)           Promptly after the date hereof, each of the Parties shall appoint two or more of its representatives to a joint committee (the “Transaction Committee”) which shall consist of at least two (2) senior employees of Parent (one (1) of whom shall be a senior employee of the Business) and at least two (2) senior employees of Purchaser, which, for the avoidance of doubt, may include a senior employee of Schibsted, if so determined by Purchaser in its sole discretion, with each Party being entitled to appoint an equal number of representatives. Either Party shall have the right, at its discretion and at any time, to remove, replace or add its representatives to the Transaction Committee provided that there is always an equal number of representatives appointed by Parent (including the representative of the Business) and Purchaser (including any representative of Schibsted). For the avoidance of doubt, this Section 5.1(g) does not give and shall not be construed so as to give, the Transaction Committee any power to participate in or influence the management of the Transferred Entities or the Business prior to the Closing Date. The Transaction Committee will, subject to applicable Law, coordinate the Parties’ efforts with respect to the transactions contemplated hereby; provided that, for the avoidance of doubt, Parent shall direct and be solely responsible for the separation of the Business and the Transferred Entities from the Retained Businesses prior to the Closing and the Purchaser shall direct and be solely responsible for the integration of the Business and the Transferred Entities with the Purchaser Business following the Closing.

Section 5.2            Confidentiality.

(a)           The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which point it will terminate. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Transactions are not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twelve (12) months following termination of this Agreement and otherwise in accordance with its terms. To the extent not already a direct party thereto, each Party assumes the Confidentiality Agreement and agrees to be bound by the provisions thereof applicable to its Affiliate that is a party thereto. The Parties expressly agree that notwithstanding any provision of the Confidentiality Agreement to the contrary, the Parties may disclose confidential information to the financing sources that have been approved by Parent in accordance with and pursuant to the Confidentiality Agreement and the providers of representation and warranty insurance to either Party, provided that the financing sources that have been approved by Parent in accordance with and pursuant to the Confidentiality Agreement, with respect to the Purchaser, and providers of representation and warranty insurance, with respect to the relevant Party, shall be treated in all respects as “Representatives” of the applicable Party under the Confidentiality Agreement.

(b)           For a period of twelve (12) months following the Closing Date (provided, that with respect to Trade Secrets of the Business or the Purchaser Business contained in any Sensitive Business Information, the confidentiality obligations in this Section 5.2(b) shall remain in effect for so long as the relevant information remains a Trade Secret), Parent shall, and shall cause its Affiliates to, hold in confidence any nonpublic information that is proprietary or competitively sensitive (“Sensitive Business Information”) to the extent exclusively relating to the Business from and after the Closing or the Purchaser Business; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(b) by Parent, (iii) to the extent used by Parent or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

(c)           For a period of twelve (12) months following the Closing Date (provided, that with respect to Trade Secrets of the Retained Business contained in any Sensitive Retained Business Information, the confidentiality obligations in this Section 5.2(c) shall remain in effect for so long as the relevant information remains a Trade Secret), Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) to, hold in confidence and not use for any purpose any nonpublic information that is proprietary or competitively sensitive (“Sensitive Retained Businesses Information”) to the extent exclusively relating to the Retained Businesses; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third party source that is not known by Purchaser or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(c) by Purchaser, (iii) to the extent used by Purchaser or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Purchaser or any of its Affiliates without use of such Sensitive Retained Businesses Information or (v) subject to the immediately following sentence, that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Purchaser shall reasonably promptly notify Parent in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Parent, at Parent’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

(d)           Nothing in this Section 5.2 is intended to or shall at any time restrict the Parties from exercising the licenses and rights granted to them under the Intellectual Property Matters Agreement.

Section 5.3            Required Actions.

(a)           Purchaser and Parent shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Transactions and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate the Transactions and the other transactions contemplated by this Agreement, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under any applicable Competition Laws) required under any applicable Laws and/or by this Agreement to be obtained or made by Purchaser or Parent or any of their respective Subsidiaries in connection with the Transactions and the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Parent and Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement and shall not take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing and, in the case of any Deferred Closing Governmental Approval, after the Closing.

(b)           Prior to the Closing (or with respect to any Deferred Closing Governmental Approval, prior to the Deferred Closing Date), to the extent not prohibited by applicable Law, Purchaser and Parent shall each keep the other apprised of the status of matters relating to the completion of the Transactions and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity. In that regard, prior to the Closing (or with respect to any Deferred Closing Governmental Approval, prior to the Deferred Closing Date), subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each Party shall promptly consult with the other Party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or their counsel) copies of) all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transactions, and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each Party to this Agreement shall promptly inform the other Party to this Agreement, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party of) any communication from any Governmental Entity regarding the Transactions, or the other transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity. If any Party to this Agreement or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, or the other transactions contemplated by this Agreement, then such Party will make, or cause to be made, promptly and after consultation with the other Party to this Agreement, a complete response in compliance with such request. No Party shall participate in any meeting with any Governmental Entity in connection with this Agreement, the Transactions, or with any other Person in connection with any proceeding or Action by a private Party relating to any applicable Competition Laws in connection with this Agreement, the Transactions, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each Party shall furnish the other Party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and the Transactions, or the other transactions contemplated by this Agreement, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person. Purchaser and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under this Agreement as “outside counsel/corporate in-house counsel only.” Such designated materials, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house counsel of the recipient involved in the Transactions and the other transactions contemplated by this Agreement and shall not be disclosed by such outside counsel and corporate in-house counsel to employees (other than corporate in-house counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns. The Parties shall have joint control and authority to direct and implement the regulatory strategy; provided, however, that without limiting Purchaser’s obligations hereunder, Purchaser shall have final authority to direct and implement the regulatory strategy; provided that Purchaser shall consult in good faith the views of Parent in advance of making any decisions with respect to such strategy.

(c)           Purchaser and Parent shall file any filings and/or notifications under applicable Competition Laws as promptly as possible. Notwithstanding anything to the contrary in this Agreement, no Party shall make any filings and/or notifications under applicable Competition Laws in any jurisdiction, other than a Required Jurisdiction or the jurisdiction set forth on Section 5.3(c) of the Parent Disclosure Schedule, unless Purchaser and Parent mutually agree that such filing and/or notification is necessary or advisable (and neither Purchaser nor Parent shall unreasonably refuse to agree). In the event that the Parties receive any request for information or documentary material from any Governmental Entity, including a request for additional information or documentary materials pursuant to any applicable Competition Laws, the Parties shall comply with such requests as promptly as possible (and in any event within two (2) months after receipt thereof, unless otherwise agreed to by the Parties) and produce documents, responses to interrogatories, witnesses for deposition, or other information on a rolling basis, and counsel for both Parties will closely cooperate during the entirety of any such investigatory or review process.

(d)           Purchaser and Parent shall, by any means other than termination of this Agreement, promptly resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions, and the other transactions contemplated by this Agreement under any Competition Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Transactions, or the other transactions contemplated by this Agreement as violative of any applicable Competition Laws, Purchaser and Parent shall jointly initiate and/or participate in any proceedings, whether judicial or administrative, to (i) initiate, oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Transactions, or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Transactions, or the other transactions contemplated by this Agreement in each case to the extent necessary so as to enable the Closing to occur as promptly as possible, including by defending any such Action brought by any Governmental Entity to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Transactions, or the other transactions contemplated by this Agreement resulting from any such Action.

(e)           Notwithstanding any other provision of this Agreement, Purchaser shall, and shall cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any applicable Competition Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date) and/or to obtain approvals, if any, in the jurisdiction set forth on Section 5.3(c) of the Parent Disclosure Schedule as promptly as practicable, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Subsidiaries, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities or their respective Subsidiaries’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Subsidiaries (collectively, the “Remedies”). In that regard Purchaser shall and, if requested by Purchaser, Parent shall (but, subject to Purchaser’s obligations under this Agreement, including this Section 5.3, if not so requested by Purchaser, Parent shall not), agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s or Parent’s or their respective Subsidiaries’ ability to retain, any of the businesses, product lines or assets of the Transferred Entities, Purchaser, or any of Purchaser’s Subsidiaries; provided, however, that the obligations of Parent and its Affiliates shall be subject to the limitations set forth in the second and third sentences of Section 5.15(e) (which shall apply mutatis mutandis) and provided, further, that Parent and its Affiliates shall not be required to agree to retain any or all of the Transferred Entities or the Business after the Closing. Purchaser shall reimburse, indemnify and hold harmless Parent and its Affiliates and their respective representatives from and against any out-of-pocket costs and expenses actually incurred by them in connection with any actions taken at Purchaser’s request to facilitate or effectuate any divestiture, disposition or other remedy pursuant to this Section 5.3(e). All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.3(e) nor the impact thereof on the Business shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur. Notwithstanding anything herein to the contrary, Parent shall not be obligated to take or agree or commit to take any such action (A) that is not conditioned on the Closing or (B) that relates to or impacts the Retained Businesses.

(f)           Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Transactions are consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3 or Section 5.5, other than the fees of and payments to Parent’s legal and professional advisors.

Section 5.4            Conduct of Business.

(a)           Parent covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise required or contemplated by this Agreement (including any reorganizations, actions, elections or transactions undertaken to facilitate the Transactions), (ii) as required by Law or Contract entered into prior to the date hereof and made available to Purchaser at least one (1) Business Day prior to the date hereof or entered into in accordance with this Agreement after the date hereof and made available to Purchaser promptly thereafter, (iii) to the extent relating to any Retained Businesses, (iv) as disclosed in Section 5.4(a) of the Parent Disclosure Schedule, (v) any actions taken, or omitted, in response to a condition or conditions arising from the COVID-19 pandemic, so long as Parent promptly notifies Purchaser of such actions and considers the reasonable requests of Purchaser with respect to such acts or conditions, or (vi) as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall cause the Transferred Entities to, and for the purposes of Section 5.4(a)(F), Parent shall:

(A)             use commercially reasonable efforts to conduct the Business in the ordinary course of business consistent with past practices in all material respects;

(B)             use commercially reasonable efforts to preserve intact their respective business organizations and preserve the business relationships with significant customers, suppliers and advertisers and others having significant business relationships with them;

(C)             not (1) amend their respective certificates of incorporation or by-laws or equivalent Organizational Documents, (2) split, reverse split, combine, subdivide or reclassify their outstanding capital stock or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person, other than a Transferred Entity (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(D)             other than to a Transferred Entity or granting of Permitted Liens, not (1) issue, sell, pledge, encumber, transfer or dispose of, or agree to issue, sell, pledge, encumber, transfer or dispose of, or (2) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any shares of capital stock or other equity interests of any Transferred Entity or any options, warrants or rights of any kind to acquire any shares of capital stock or other equity interests of any Transferred Entity or any debt or equity securities of any Transferred Entity that are convertible into or exercisable or exchangeable for such capital stock or other equity interests, in each case, other than pursuant to the Classifieds Financing Arrangements;

(E)             except for transactions in the ordinary course, not (1) incur in excess of $5,000,000 of Indebtedness for borrowed money outstanding at any time (other than intercompany indebtedness), (2) acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any assets, business or corporation, partnership or other business organization or division thereof in excess of $15,000,000, individually, other than acquisitions pursuant to a Contract entered into by Parent, a Seller or any Transferred Entity prior to the date of this Agreement and provided to Purchaser at least one (1) Business Day prior to the date hereof, or (3) sell, pledge, dispose of or encumber any material assets or businesses, other sales or dispositions pursuant to a Contract entered into by Parent, a Seller or any Transferred Entity prior to the date of this Agreement and provided to Purchaser at least one (1) Business Day prior to the date hereof; in the case of each of clauses (1) and (3), other than (x) any Outstanding Classifieds Indebtedness that will be repaid, settled, and satisfied pursuant to this Section 2.1(d);

(F)             except (1) as required by any Seller Benefit Plan or Transferred Entity Benefit Plan, in accordance with its terms as of the date of this Agreement, (2) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of the Parent Group, or (3) for which the Parent Group shall be solely obligated to pay and which will not result in a Liability to Purchaser, its Affiliates or any Transferred Entity, not (I) grant or agree to grant to any Business Employee any increase in compensation or benefits, including severance, termination pay, bonuses or other incentive compensation, other than in the ordinary course of business consistent with past practice for Business Employees below the level of senior director, (II) hire or engage any new employee who would be a Business Employee, other than the hiring of employees below the level of senior director in the ordinary course of business, (III) terminate the employment or engagement, other than for cause, of any Business Employee, other than the termination of employment or engagement of Business Employees below the level of senior director in the ordinary course of business, or (IV) transfer any Business Employee outside the Business or transfer any employees of the Parent Group into the Business such that they would become Business Employees other than in accordance with the terms of Section 5.4(a)(F)(II), or (V) establish, adopt, enter into, modify or amend any Transferred Entity Benefit Plan in any material respect, other than such actions in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs;

(G)             not (1) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or any other employee representative body with respect to any Business Employee, or (2) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any Business Employees;

(H)             not make any material change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(I)             except as set forth in the capital budget of the Transferred Entities made available to Purchaser, not commit or authorize any commitment to make any capital expenditures in excess of $10,000,000 in the aggregate for any twelve (12)-month period commencing on or after the date hereof;

(J)             not dissolve, merge or consolidate with any other Person (except (x) with respect to entities that are dormant as of the date hereof set forth on the Pre-Closing Restructuring Plan or (y) in connection with a change in entity classification pursuant to Treasury Regulations Section 301.7701-3);

(K)             not (1) make (except in the ordinary course of business), change or revoke any material Tax election (other than any entity classification election pursuant to Treasury Regulations Section 301.7701-3 (except any such election that would result in Classifieds DutchCo being treated as other than a corporation for U.S. federal income Tax purposes)), (2) change any annual accounting period, (3) change any material method of accounting for Tax purposes or (4) settle any claim or assessment in respect of a material amount of Taxes, in each case, except for any action that would not reasonably be expected to result in a material increase in the Tax liability of Purchaser and its Subsidiaries (including the Transferred Entities) after the Closing;

(L)             not (1) materially amend, or voluntarily terminate (other than in accordance with its terms) or cancel any Business Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Business Material Contract, other than, in the case of each of clause (1) and clause (2) (x) in the ordinary course of business and (y) amendments which are more favorable to Transferred Entities;

(M)             not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against any Transferred Entity, other than settlements or compromises of any Action in the ordinary course of business or, where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $5,000,000 in the aggregate (excluding any amounts covered by insurance or amounts Parent or another member of the Parent Group agrees to pay) (it being agreed and understood that this clause (M) shall not apply with respect to (x) Tax matters, which shall be governed by Section 5.4(a)(K) or (y) derivative, direct or other Actions brought by or on behalf of Parent stockholders);

(N)             not make any material loans to or investments in, or material advances of money to, any Person (other than another Transferred Entity), except for extensions of credit and advances to employees or officers of the Transferred Entities for expenses incurred in the ordinary course of business;

(O)             not enter into any new lease or sublease in respect of real property with a term of more than two (2) years;

(P)             not, except in the ordinary course of business, (1) grant, or agree to grant, any Person any right to register or exclusive right to use any Business Intellectual Property that is material to the Business or (2) dispose of or transfer, or permit to lapse, any Business Intellectual Property that is material to the Business; or

(Q)             not agree or commit to do or take any action for which Purchaser’s consent would be required pursuant to this Section 5.4(a).

(b)           Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise required or contemplated by this Agreement (including any reorganizations, actions, elections or transactions undertaken to facilitate the Transactions and the entry into the Commitment Letter or Replacement Financing Documents and the incurrence of indebtedness or granting of any Liens pursuant thereto), (ii) as required by Law or Contract entered into prior to the date hereof and made available to Parent at least one (1) Business Day prior to the date hereof or entered into in accordance with this Agreement after the date hereof and made available to Parent promptly thereafter, (iii) as disclosed in Section 5.4(b) of the Purchaser Disclosure Schedule, (iv) any actions taken, or omitted, in response to a condition or conditions arising from the COVID-19 pandemic, so long as Purchaser promptly notifies Parent of such actions and considers the reasonable requests of Parent with respect to such acts or conditions or (v) as otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (x) Purchaser shall, and shall cause its Subsidiaries to:

(A)             use commercially reasonable efforts to conduct the Purchaser Business in the ordinary course of business consistent with past practices in all material respects;

(B)             use commercially reasonable efforts to preserve intact their respective business organizations and preserve the business relationships with significant customers, suppliers and advertisers and others having significant business relationships with them;

(C)             not (1) amend the Purchaser’s Organizational Documents, (2) split, reverse split, combine, subdivide or reclassify the outstanding capital stock of Purchaser or (3) declare, set aside or pay any dividend or distribution to any Person, other than between any wholly-owned Subsidiary of Purchaser to Purchaser or any other wholly-owned Subsidiary of Purchaser;

(D)             other than to Purchaser or a wholly owned Subsidiary or granting of Permitted Liens, not (1) issue, sell, pledge, encumber, transfer or dispose of, or agree to issue, sell, pledge, encumber, transfer or dispose of, or (2) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any shares of capital stock or other equity interests of Purchaser or any of its Subsidiaries, any options, warrants or rights of any kind to acquire any shares of capital stock or other equity interests of Purchaser or any of its Subsidiaries or any debt or equity securities of Purchaser or any of its Subsidiaries that are convertible into or exercisable or exchangeable for capital stock or other equity interests of Purchaser or any of its Subsidiaries, in each case, except for any actions taken in the ordinary course of business and consistent with past practice pursuant to any employee remuneration arrangements in accordance with their terms as in effect on the date hereof;

(E)             except for transactions in the ordinary course, not (1) incur in excess of €5,000,000 of Indebtedness for borrowed money outstanding at any time (other than intercompany indebtedness and (ii) in connection with acquisitions pursuant to a Contract entered into by Purchaser or its Subsidiaries prior to the date of this Agreement and provided to Parent at least one (1) Business Day prior to the date hereof), (2) acquire, by merger, consolidation, stock or asset purchase or otherwise, any assets, business or corporation, partnership or other business organization or division thereof in excess of €15,000,000, individually, or if such transaction would reasonably be expected to prevent, delay or impede the consummation of the Transactions or any other transaction contemplated by this Agreement, other than other than acquisitions pursuant to a Contract entered into by Purchaser or its Subsidiaries prior to the date of this Agreement and provided to Parent at least one (1) Business Day prior to the date hereof or (3) sell, pledge, dispose of or encumber any material assets or businesses, other sales or dispositions pursuant to a Contract entered into by Purchaser or its Subsidiaries prior to the date of this Agreement and provided to Parent at least one (1) Business Day prior to the date hereof;

(F)             not dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof), except for mergers or consolidations solely between or among Purchaser’s wholly owned Subsidiaries (other than DutchCo Merger Sub);

(G)             not enter into, materially amend or waive any material rights or obligations under, any transactions, arrangements, understandings or Contracts between Purchaser or any of its Affiliates (including any present or former officers or directors of Purchaser or any of its Affiliates), on the one hand, or Schibsted or any of its Affiliates, on the other hand;

(H)             not make any material loans to or investments in, or material advances of money to, any Person (other than Purchaser or any of its wholly owned Subsidiaries), except for extensions of credit and advances to employees or officers of Purchaser or its wholly owned Subsidiaries for expenses incurred in the ordinary course of business;

(I)             not make any material change to its methods of financial accounting, except as required by a change in IFRS (or any interpretation thereof) or in applicable Law;

(J)             except as set forth in the capital budget of Purchaser made available to Parent, not commit or authorize any commitment to make any capital expenditures in excess of €10,000,000 in the aggregate for any twelve (12)-month period commencing on or after the date hereof;

(K)             not (1) materially amend, or voluntarily terminate (other than in accordance with its terms) or cancel any Purchaser Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Purchaser Material Contract, other than, in the case of each of clause (1) and clause (2), (x) in the ordinary course of business and (y) amendments which are more favorable to Purchaser and its Subsidiaries;

(L)             not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against Purchaser or any of its Subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed €1,000,000 individually or €5,000,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (H) shall not apply with respect to (x) Tax matters, which shall be governed by Section 5.4(a)(I);

(M)             not (1) make (except in the ordinary course of business), change or revoke any material Tax election (other than any entity classification election pursuant to Treasury Regulations Section 301.7701-3 (except any such election that would result in (w) Purchaser being treated as other than a corporation for U.S. federal income Tax purposes, (x) DutchCo Merger Sub being treated as other than an entity disregarded as separate from Purchaser for U.S. federal income Tax purposes, (y) any of the Share Sale Purchasers being treated as an entity disregarded as separate from Purchaser for U.S. federal income Tax purposes or (z) any Subsidiary of Purchaser that is organized in the United States (or any political subdivision thereof) being treated as a corporation for U.S. federal income Tax purposes)), (2) change any annual Tax accounting period, (3) change any material method of accounting for Tax purposes or (4) settle any claim or assessment in respect of a material amount of Taxes, in each case, except for any action that would not reasonably be expected to result in a material increase in the Tax liability of Purchaser and its Subsidiaries (including the Transferred Entities) after the Closing; or

(N)             not agree or commit to do or take any action for which Parent’s consent would be required pursuant to this Section 5.4(b).

(c)           Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ (including, prior to Closing, the Transferred Entities’) businesses or operations or shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Subsidiaries’ businesses or operations.

Section 5.5            Third Party Consents; Shared Contracts.

(a)           Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain any consents from third parties under Business Material Contracts, Business Real Property Leases or Purchaser Material Contracts required or advisable in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement (the consents of third parties referred to in this Section 5.5, collectively, the “Third Party Consents”). Notwithstanding anything to the contrary contained herein, (i) Parent and its Affiliates shall not have any further obligation under this Section 5.5 with respect to any consents of third parties (including the Third Party Consents) that are not obtained on or prior to ninety (90) days following the Closing Date; and (ii) neither Parent nor any of its Affiliates shall have any obligation to make any payments or other concession, or incur any other Liability, or commence or participate in any Action to obtain any consents of third parties (including Third Party Consents) or effect any of the transfers or arrangements contemplated by this Section 5.5, and the failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied.

(b)           Parent and Purchaser acknowledge that Parent and its Subsidiaries (including the Transferred Entities) are parties to certain Contracts (collectively, the “Shared Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses; provided, that in no event shall Shared Contracts include any Contracts for Overhead and Shared Services, Contracts listed in Section 5.5(b) of the Parent Disclosure Schedule or Contracts the benefits of which are delivered to the Transferred Entities under the Ancillary Agreements. Parent and Purchaser shall cooperate with each other and use their respective commercially reasonable efforts prior to the Closing (A) to cause the Shared Contracts to be apportioned (including by obtaining the consent of such counterparty to enter into a new contract or amendment, or splitting or assigning in relevant part such Shared Contract), effective as of the Closing, between the Transferred Entities and the Parent Group, pursuant to which the Parent Group will assume all of the rights and obligations under such Shared Contract that relate to the Retained Businesses, on the one hand, and the Transferred Entities will assume all of the rights and obligations under such Shared Contract that relate to the Business, on the other hand; and (B) in the case of the Parent Group, to cause the applicable counterparty to release the Transferred Entities, as applicable, from the obligations of the Parent Group arising after the Closing Date under the portion of the Shared Contract apportioned to the Parent Group and, in the case of the Transferred Entities, to cause the applicable counterparty to release the Parent Group from the obligations of the Transferred Entities arising after the Closing Date under the portion of the Shared Contract apportioned to the Transferred Entities. From and after the Closing, (w) Purchaser shall reimburse, indemnify and hold harmless the Parent Group against all Losses arising from or relating to the portion of any Shared Contract apportioned to the Transferred Entities, (x) Parent shall reimburse, indemnify and hold harmless Purchaser and its Subsidiaries (including the Transferred Entities) against all Losses arising from or relating to the portion of any Shared Contract apportioned to the Parent Group, (y) Purchaser and the Transferred Entities shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect any member of the Parent Group without Parent’s prior written consent, and (z) Parent and the other members of the Parent Group shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Purchaser or the Transferred Entities without Parent’s prior written consent.

(c)           Purchaser and Parent (or their applicable Affiliates) shall use commercially reasonable efforts to, on or prior to the Closing and effective as of the Closing, enter into a lease, sublease or other occupancy agreement with Purchaser (or its applicable Subsidiary (including the Transferred Entities)) as lessee or sublessee, governing each real property set forth on Section 5.5(c) of the Parent Disclosure Schedule, in each case on terms reasonably acceptable to Purchaser and Parent. At the request of Parent, Purchaser shall provide the members of the Parent Group with a letter of credit or bond in an amount directed by Parent equal to the members of the Parent Group’s aggregate potential Liability in respect of the Parent Guarantees set forth on Section 5.5(c) of the Parent Disclosure Schedule.

Section 5.6            Public Announcements. No Party to this Agreement nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules, as Parent deems necessary or advisable to comply with its SEC disclosure obligations or as Purchaser deems necessary or advisable to comply with its FSA or Oslo Stock Exchange disclosure obligations, in which case the Party seeking to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication or (b) to the extent the contents of such release or announcement have previously been released publicly by a Party or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 5.6. The Parties agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form agreed to by Parent and Purchaser.

Section 5.7            Intercompany Accounts; Cash.

(a)           At or prior to the Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.7 of the Parent Disclosure Schedule, between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated and (b) any and all cash or cash equivalents of the Transferred Entities may be extracted from the Transferred Entities by Parent and its Affiliates (including through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations and the settling of intercompany loans accounts), in the case of each of clause (a) and (b), in such a manner as Parent shall determine in its sole discretion. Notwithstanding anything to the contrary contained herein, (x) intercompany accounts between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing and (y) trade accounts payable and receivable between any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, created in the ordinary course of business, shall not be required to have been eliminated at the Closing.

(b)           In the event that the shareholders in Quikr, other than Parent or its Subsidiaries, including the Transferred Entities, exercise any right of first offer they may have over Parent’s indirect interest in Quikr or otherwise acquire Parent’s indirect interest in Quikr, Purchaser shall be entitled to any consideration paid to Parent or any of its Subsidiaries, including the Transferred Entities, for its interest in Quikr, net of any out-of-pocket costs and expenses (including Taxes) imposed on Parent or any of its Affiliates (including the Transferred Entities) in connection with the receipt of such consideration (the “Quikr Consideration”). In furtherance of the foregoing, in the event that such Quikr Consideration is paid by the Quikr shareholders: (i) prior to the Contribution Effective Time to Parent or any of its Subsidiaries, including the Transferred Entities, the Quikr Consideration shall reduce the amount of the Contribution Entities Cash on a dollar for dollar basis; or (ii) on or after the Contribution Effective Time to Parent or any of its Subsidiaries, excluding the Transferred Entities, Parent shall promptly transfer the full amount of the Quikr Consideration in immediately available funds, by wire transfer, to an account designated by Purchaser, provided that in the case of (ii), any Liability existing at the Contribution Effective Time with respect to the payment of the Quikr Consideration shall not be included as Indebtedness.

Section 5.8            Termination of Intercompany Arrangements.

(a)           Effective at the Closing, other than any intercompany accounts governed by Section 5.7, all Contracts or understandings, including all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Entity on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any member of the Parent Group, on the one hand, and any Transferred Entity on the other hand), (ii) any Contracts or understandings to which any third party is a party (including the Shared Contracts), (iii) any Contracts or understandings to which any non-wholly owned Subsidiary of Parent or any non-wholly owned Subsidiary of any Transferred Entity, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned) and (iv) any other Contracts or arrangements listed in Section 5.8(a) of the Parent Disclosure Schedule.

(b)           Purchaser acknowledges, on behalf of itself and its Subsidiaries, that (i) the Business as presently conducted receives or benefits from Overhead and Shared Services furnished by members of the Parent Group, including information technology services, and (ii) effective as of the Closing, the sole obligations of the members of the Parent Group with respect to the provision of any Overhead and Shared Services to the Business shall be as set forth in this Agreement and the Ancillary Agreements.

Section 5.9            Guarantees.

(a)           From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall indemnify, reimburse and hold harmless the members of the Parent Group against any Liabilities that the members of the Parent Group suffer, incur or are liable for by reason of or arising out of or in consequence of (i) the members of the Parent Group issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation relating to the Business or the Transferred Entities (collectively, the “Parent Guarantees”), (ii) any claim or demand for payment made on a member of the Parent Group with respect to any of the Parent Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Parent Guarantees, and shall reimburse the members of the Parent Group for any fees or expenses incurred in connection with any of the foregoing clauses (i) through (iii). Not in limitation of the foregoing, the members of the Parent Group may terminate any or all Parent Guarantees. At the request of Parent, Purchaser shall provide the members of the Parent Group with a letter of credit or bond in an amount directed by Parent equal to the members of the Parent Group’s aggregate potential Liability in respect of the Parent Guarantees for which the members of the Parent Group may be indemnified or reimbursed pursuant to this Section 5.9(a). With respect to any Parent Guarantee, Parent and each of its Affiliates is referred to as a “Guarantee Indemnified Party” for purposes of this Section 5.9.

(b)           From and after the Closing, Parent shall indemnify, reimburse and hold harmless the Transferred Entities against any Liabilities that the Transferred Entities suffer, incur or are liable for by reason of or arising out of or in consequence of (i) the Transferred Entities issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation relating to the Retained Businesses (collectively, the “Transferred Entity Guarantees” and, together with the Parent Guarantees, the “Guarantees”), (ii) any claim or demand for payment made on the Transferred Entities or any of their respective Affiliates with respect to any of the Transferred Entity Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Transferred Entity Guarantees, and shall reimburse the Transferred Entities for any expenses incurred in connection with any of the foregoing clauses (i) through (iii). Not in limitation of the foregoing, upon and after the Closing, the Transferred Entities may terminate any or all Transferred Entity Guarantees. At the request of Purchaser, Parent shall provide the Transferred Entities with a letter of credit or bond in an amount directed by Purchaser equal to the Transferred Entities’ aggregate potential Liability in respect of the Transferred Entity Guarantees for which the Transferred Entities may be indemnified or reimbursed pursuant to this Section 5.9(b). With respect to any Transferred Entity Guarantee, Transferred Entity and each of its Affiliates is referred to as an “Guarantee Indemnified Party” for purposes of this Section 5.9.

(c)           Without limiting Section 5.9(a) or Section 5.9(b), in any respect, each of Purchaser (in the case of any Parent Guarantee) and Parent (in the case of any Transferred Entity Guarantee) shall use its reasonable best efforts, at its sole expense, to cause itself or its Affiliates to be substituted in all respects for the Guarantee Indemnified Party, and for the Guarantee Indemnified Party to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause the Guarantee Indemnified Party to be released in respect of), all obligations of the Guarantee Indemnified Party under each Parent Guarantee or Transferred Entity Guarantee, as applicable (including, in each case, by delivering at Closing (i) executed agreements to assume reimbursement obligations for such Guarantees, (ii) executed instruments of guaranty, letters of credit or other documents requested by any banks, customers or other counterparties with respect to such Guarantees, and (iii) any other documents requested by Parent (in the case of any Parent Guarantee) or Purchaser (in the case of any Transferred Entity Guarantee) in connection with such Party’s obligations under this Section 5.9). In furtherance and not in limitation of the foregoing, at the request of a Guarantee Indemnified Party, Purchaser (in the case of the Parent Guarantees) and Parent (in the case of the Transferred Entity Guarantees) shall and shall cause its Affiliates to assign or cause to be assigned any Contract underlying such Guarantee to a Subsidiary of Purchaser (in the case of the Parent Guarantees) or Parent (in the case of the Transferred Entity Guarantees) meeting the applicable net worth and other requirements in such Contract to give effect to the provisions of the preceding sentence. For any Guarantees for which Purchaser or any Transferred Entity (in the case of a Parent Guarantee) or Parent or any of its Affiliates (in the case of a Transferred Entity Guarantee), as applicable, is not substituted in all respects for the Guarantee Indemnified Party (or for which the Guarantee Indemnified Party is not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Guarantee Indemnified Party to be released in respect thereof), each of Purchaser (in the case of a Parent Guarantee) and Parent (in the case of a Transferred Entity Guarantee), shall continue to use its best efforts and shall cause its Affiliates to use their best efforts to effect such substitution or termination and release after the Closing. Without limiting the foregoing, neither Purchaser (in the case of a Parent Guarantee) nor Parent (in the case of a Transferred Entity Guarantee) shall, or shall permit any of its Affiliates to, extend or renew any Contract containing or underlying a Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or the Transferred Entities (in the case of a Parent Guarantee) or Parent or any of its Subsidiaries (in the case of a Transferred Entity Guarantee) are substituted in all respects for the Guarantee Indemnified Party, and the Guarantee Indemnified Party is released, in respect of all obligations of the Guarantee Indemnified Party under such Guarantee.

Section 5.10          Insurance.

(a)           Except as provided in Section 5.10(b) and Section 5.10(c), from and after the Closing, the Transferred Entities shall cease to be insured by the Parent Group’s current and historical insurance policies or programs or by any of its current and historical self-insured policies or programs, and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies or programs or self-insured policies or programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets or any Liability of the Transferred Entities or arising from the operation of the Business, in each case including with respect to all known or incurred but not reported claims. The members of the Parent Group may amend any insurance policies in the manner they deem appropriate to give effect to this Section 5.10. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Transferred Entities and the Business. Except as provided in Section 5.10(b) and Section 5.10(c), Purchaser further covenants and agrees that it will not, and will cause the Transferred Entities to not, seek to assert or exercise any rights or claims of any Transferred Entity or the Business under or in respect of any past or current insurance policy, program or self-insurance program of any member of the Parent Group under which any Transferred Entity or Affiliate thereof or the Business has been a named insured. Notwithstanding anything elsewhere in this Agreement to the contrary, Parent and its Affiliates may amend or terminate any insurance policy.

(b)           Notwithstanding anything to the contrary in Section 5.10(a), with respect to claims relating to acts, omissions, events or circumstances relating to Business Employees that occurred or existed prior to the Closing that are covered by any historical occurrence-based workers compensation or employers liability policy (in each case, excluding any self-insurance policy or program) set forth on Section 5.10(b) of the Parent Disclosure Schedule (such policies, “Workers Compensation Policies” and such claims “Pre-Closing WC Claims”), Parent hereby authorizes Purchaser to report Pre-Closing WC Claims directly to the provider of such Workers Compensation Policies and Parent shall use commercially reasonable efforts to assist Purchaser’s efforts to obtain the benefit of such insurance coverage; provided, that Purchaser shall keep Parent reasonably informed and shall exclusively bear and shall promptly repay or reimburse Parent and its Affiliates for all reasonable out-of-pocket costs incurred by Parent and its Affiliates associated with Purchaser-requested claims, including any expenses, costs of filing a claim, arbitration costs, deductibles resulting from or allocable to any claims under the Workers Compensation Policies, but excluding premium increases resulting from or allocable to any claims under the Workers Compensation Policies (and Parent and its Affiliates shall have no obligation to incur any such unreimbursed costs); provided, further that Purchaser shall be liable for and indemnify Parent and its Affiliates against all uninsured, uncovered, unavailable or uncollectible amounts of such claims.

(c)           Notwithstanding anything to the contrary in Section 5.10(a), with respect to claims arising out of any actual or alleged occurrences, incidents or damages occurring prior to the Closing (“Pre-Closing Occurrence Policy Claims”) that are or may be covered by any historical occurrence-based general liability or auto liability insurance policy (in each case, excluding any self-insurance policy or program) set forth on Section 5.10(c) of the Parent Disclosure Schedule (each, an “Occurrence Policy”), the Parent Group hereby authorizes the Transferred Entities to report Pre-Closing Occurrence Policy Claims directly to the provider of such Occurrence Policy and the Parent Group shall use commercially reasonable efforts to assist the Transferred Entities’ efforts to obtain the benefit of such insurance coverage; provided, that the Transferred Entities shall keep the Parent Group reasonably informed and shall exclusively bear and shall promptly repay or reimburse the Parent Group for all reasonable out-of-pocket costs incurred by any member of the Parent Group associated with any Pre-Closing Occurrence Policy Claim made by any of the Transferred Entities, including any expenses, costs of filing a claim, arbitration costs, deductibles resulting from or allocable to any Pre-Closing Occurrence Policy Claim made by any of the Transferred Entities, but excluding premium increases resulting from or allocable to any Pre-Closing Occurrence Policy Claim made by any of the Transferred Entities. Notwithstanding anything to the contrary, in the event that the Parent Group and any of the Transferred Entities have competing claims under an Occurrence Policy and there are insufficient coverage limits remaining under that Occurrence Policy, then Parent Group shall have first right of access to the remaining insurance limits.

(d)           This Agreement shall not be considered an attempted assignment of any policy of insurance or as a Contract of insurance and shall not be construed to waive any right or remedy of Parent or any of its Affiliates in respect of any insurance policy or any other Contract or policy of insurance.

Section 5.11          Litigation Support. In the event and for so long as (a) Parent or any of its Affiliates is defending any Action, investigation, charge or demand by a third party (other than an action brought against or by Purchaser or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, or (b) Purchaser or any Transferred Entity is defending any Action, investigation, charge or demand by a third party (other than an action brought against or by Parent or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Retained Business, the other Party shall, and shall cause its other Affiliates (including, in the case of Purchaser, the Transferred Entities) and its and their officers and employees, and shall instruct its and their other Representatives, to, cooperate with the defending party and its Affiliates and its and their counsel in such defense (to the extent reasonably necessary for such defense), including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such defense, to the extent reasonably requested by, and at the sole cost and expense of, the defending party.

Section 5.12          Misdirected Payments and Assets.

(a)           Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall transfer, or cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Parent.

(b)           (i) If at any time within twenty-four (24) months after the Closing either Party discovers that any material assets and liabilities exclusively related to the Business are held by Parent or any of its Affiliates, Parent will use reasonable best efforts to promptly procure the transfer of such assets and liabilities to Purchaser or a Subsidiary of Purchaser designated by Purchaser for no additional consideration or (ii) if at any time within twenty-four (24) months after the Closing, either Party discovers that any material assets and liabilities exclusively related to the Retained Business are held by Purchaser or any of its Affiliates, Purchaser will use reasonable best efforts to promptly procure the transfer of such assets and liabilities to Parent or a Subsidiary of Parent designated by Parent for no additional consideration.

Section 5.13          Use of Marks.

(a)           Except as expressly provided in this Section 5.13, neither Purchaser nor any of its Affiliates shall use, or have or acquire the right to use or any other rights in the Parent Names. Within twenty (20) Days of Closing, Purchaser shall cause each of the Transferred Entities having a name, trademark, service mark or logo that includes the Parent Names (“Corporate Names”) to change its name to a name that does not include any Parent Name, including making any legal filings necessary to effect such change.

(b)           Except as provided in Section 5.13(a) with respect to the change of Corporate Names, the Transferred Entities may continue temporarily to use the Parent Names following the Closing, to the extent and in the same manner as used immediately prior to Closing, so long as Purchaser shall, and shall cause its Affiliates to, (i) immediately after the Closing, cease to hold itself out as having any affiliation with Parent or any of its Affiliates and (ii) use reasonable best efforts to minimize and eliminate use of the Parent Names by the Transferred Entities; provided, that as soon as practicable after the Closing Date (and in any event within one hundred twenty (120) days thereafter), Purchaser shall and shall cause each of the Transferred Entities to (i) cease and discontinue use of all Parent Names and (ii) complete the removal of the Parent Names from all products, services, platforms, websites, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets.

(c)           For purposes of this Section 5.13, Parent Names do not include the eBay Motors Group Marks, eBay Kleinanzeigen Marks and eBay Classifieds Group Marks, and the eBay Motors Group Domain, the eBay Kleinanzeigen Domain and the eBay Classifieds Group Domain, which are dealt with exclusively in the Intellectual Property Matters Agreement.

Section 5.14          Employee Non-Solicitation.

(a)           For a period of twelve (12) months following the Closing Date, or any maximum time period permitted by applicable Law, if shorter, Parent shall not, and shall procure that its Subsidiaries shall not, directly or indirectly solicit for employment (whether as an employee, consultant or otherwise) any Business Employee who is at the level of senior director or above as of the Closing Date; provided, that this Section 5.14(a) shall not restrict any (A) general or public solicitations not specifically targeted at employees of the Business (including searches by any bona fide search firm that is not directed to solicit such employees) or (B) solicitations, hiring or other actions with respect to any such Person (x) whose employment is terminated by the Purchaser or its Subsidiaries prior to the commencement of employment discussions between such Person and Parent or its Subsidiaries, or (y) who responds to general or public solicitation not specifically targeted at employees of the Business (including searches by any bona fide search firm that is not directed to solicit such employees).

(b)           For a period of twelve (12) months following the Closing Date, or any maximum time period permitted by applicable Law, if shorter, Purchaser shall not, and shall procure that its Affiliates (including the Transferred Entities) shall not, directly or indirectly solicit for employment (whether as an employee, consultant or otherwise) any senior director-level employee or higher of Parent or its Subsidiaries; provided, that this Section 5.14(b) shall not restrict any (A) general or public solicitations not specifically targeted at employees of Parent and its Subsidiaries (including searches by any bona fide search firm that is not directed to solicit such employees) or (B) solicitations, hiring or other actions with respect to any such Person (x) whose employment is terminated by Parent or its Subsidiaries prior to the commencement of employment discussions between such Person and Purchaser or its Affiliates or (y) who responds to general or public solicitation not specifically targeted at employees of Parent and its Subsidiaries (including searches by any bona fide search firm that is not directed to solicit such employees).

(c)           Notwithstanding the foregoing, Section 5.14(a) and (b) shall not restrict or restrain either Party or its Affiliates to the extent that such restriction or restraint would be invalid and unenforceable or would constitute a breach or violation of applicable Law or any settlement agreement with any Governmental Entity.

(d)           Notwithstanding the foregoing, this Section 5.14 shall not restrain or prohibit (i) any Person or any of such Person’s Affiliates (which may include Parent or any of its Subsidiaries following an Acquisition Transaction) that was previously unaffiliated with Parent and acquires (whether by way of asset acquisition, stock purchase, merger, business combination or otherwise) Parent or any of its Subsidiaries or any of their assets or businesses (an “Acquisition Transaction”); (ii) in the case of Section 5.14(a), any solicitations or hiring by any Person that is not directly or indirectly controlled by Parent, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its direct or indirect Subsidiaries controls; or (iii) in the case of Section 5.14(b), any solicitations or hiring by any Person that is not directly or indirectly controlled by Purchaser, including any joint ventures, partnerships or co-investment vehicles that neither Purchaser nor any of its direct or indirect Subsidiaries controls.

Section 5.15          Financing.

(a)           Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date upon which the Transactions are required to be consummated pursuant to the terms hereof. Subject to paragraph (b) below, and in furtherance and not in limitation of the foregoing, Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing and any Replacement Financing on the terms and conditions described in the Commitment Letter or the documentation governing the Replacement Financing as promptly as possible but in any event on or prior to the date upon which the Transactions are required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing or the Replacement Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying on a timely basis all conditions in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letter and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letter or the Definitive Agreements (other than the consummation of the Transactions) have been satisfied, Purchaser shall cause the Lenders to comply with their respective obligations thereunder, including to fund the Debt Financing or the Replacement Financing, as the case may be.

(b)           The foregoing 5.15(a) shall not prohibit Purchaser from arranging re-placement term loan or other straight debt financing for the Debt Financing (the “Replacement Financing”) in the period between the date of this Agreement and Completion, provided that:

(i)            such Replacement Financing shall:

(A)             be provided on customary European “certain funds” basis;

(B)             not include any conditions to the consummation thereof that were not included in the Debt Financing, or are more restrictive than the corresponding condition set forth in the Debt Financing;

(C)             with respect to any notes offering, be subject to conditions to release from escrow that were not included in the Debt Financing, or are more restrictive than the corresponding condition set forth in the Debt Financing to availability of the Debt Financing;

(D)             not adversely impact the ability of the Purchaser to satisfy its obligations under this Agreement, the Ancillary Agreements and the Commitment Letter, including the payment of the Financing Amounts;

(E)             not otherwise reasonably be expected to prevent, impede or delay the consummation of the Transactions and the other transactions contemplated by this Agreement; and

(F)             provide for the borrowing or incurrence of Replacement Financing by Classifieds DutchCo, directly from the financing sources providing such Replacement Financing, in an amount sufficient to permit Classifieds DutchCo to incur the amount of Classifieds Indebtedness contemplated by Section 2.1(a);

(ii)           Purchaser shall, as promptly as possible after the date hereof, and in consultation with Parent, use its reasonable best efforts to obtain $1,200,000,000 (or the Euro equivalent thereof) of Replacement Financing, or commitments in respect thereof, on terms and conditions reasonably satisfactory to each of Parent and Purchaser and which, in each case, provide (A) that the sole borrower of such Replacement Financing shall be Classifieds DutchCo, and the only guarantors thereof, or other credit support providers of any kind therefor, shall be the Contribution Entities and (B) for a minimum term to maturity of one year (the “Classifieds Silo Replacement Financing”);

(iii)          as promptly as practicable following entry into any definitive agreements with respect to the Replacement Financing (the “Replacement Financing Documents”), the Purchaser shall deliver to the Parent a true, complete and correct copy of such duly executed Replacement Financing Document and any related condition precedent satisfaction letters (and, reasonably in advance of entering into any Replacement Financing Documents, Purchaser shall provide Parent with drafts thereof for review and comment).

(c)           Purchaser shall not without the prior written consent of Parent: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter or the Definitive Agreements or the Replacement Financing Documents if such amendment, modification, waiver or remedy (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Debt Financing or Replacement Financing (as applicable), (2) reduces the aggregate principal amount of the Debt Financing or Replacement Financing (as applicable), (3) adversely affects the ability of Purchaser to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements or Replacement Financing Documents as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof or the other parties to the Replacement Finance Document as in effect as at the date such document is delivered to the Parent in accordance with paragraph (b)(ii) above, or (4) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Transactions and the other transactions contemplated by this Agreement; or (B) terminate the Commitment Letter, any Definitive Agreement or any Replacement Finance Document. Purchaser shall promptly deliver to Parent copies of any such amendment, modification, waiver or replacement.

(d)           In the event that any portion of the Debt Financing or Replacement Financing becomes unavailable, regardless of the reason therefor, Purchaser will (A) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Debt Financing or Replacement Financing (as applicable), to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Financing or Replacement Financing (as applicable) and (B) promptly notify Parent of such unavailability and the reason therefor. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing structured as permanent financing or Replacement Financing (as applicable) is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, and (y) those conditions the failure of which to be satisfied is attributable to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) and (3) the bridge facilities contemplated by the Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.15(d)) (the “Bridge Facilities”) are available on the terms and conditions described in the Commitment Letter, then Purchaser shall cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the permanent financing. For the purposes of this Agreement, the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question). Purchaser shall provide Parent with prompt oral and written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letter, any Definitive Agreement or any Replacement Financing Document and a copy of any written notice or other written communication from any Lender, Replacement Financing Lender (as defined below), or other financing source with respect to any actual or threatened material breach, material default, termination or repudiation by any party to the Commitment Letter, any Definitive Agreement or any Replacement Financing Document of any provision thereof. Purchaser shall keep Parent reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing or Replacement Financing (as applicable). The foregoing notwithstanding, compliance by Purchaser with this Section 5.15(d) shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing or Replacement Financing is available.

(e)           Prior to the Closing, Parent shall use its reasonable efforts to provide, and shall cause its Subsidiaries to use reasonable efforts to provide, and shall use reasonable efforts to cause its and its Subsidiaries’ relevant employees and Representatives to use reasonable efforts to provide, all cooperation reasonably requested by Purchaser in writing necessary for the arrangement of the Debt Financing or Replacement Financing (as applicable) (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates), including using reasonable efforts to:

(i)            participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), sessions with prospective lenders and sessions with rating agencies (which may in each case include direct contact with senior management of the Transferred Entities and the Subsidiaries and other employees with appropriate seniority and expertise as well as advisors and auditors), at reasonable times and with reasonable advance notice;

(ii)           provide reasonable and customary assistance to Purchaser and the Lenders or the arrangers, lenders, purchasers, investors, agent or other similar party under the Re-placement Financing (the “Replacement Financing Lenders”) in the preparation of customary offering documents, private placement memoranda and bank information memoranda and similar marketing documents for the Debt Financing and any Replacement Financing;

(iii)          take, or cause to be taken, all actions, and do, or cause to be done, all things necessary or required by the Purchaser or any financing source to obtain funds pursuant to the Classifieds Financing Arrangements (including, without limitation, using reasonable efforts to (1) solely with respect to Classifieds DutchCo, executing and delivering all financing documents as may be required for Classifieds DutchCo to draw down under the Classifieds Financing Arrangements, which Classifieds DutchCo documentation shall be in a form and substance reasonably satisfactory to Parent and (2) assisting the Purchaser with satisfaction on a timely basis of all terms and conditions applicable to Classifieds DutchCo required to be satisfied under the terms of the Debt Financing and any Replacement Financing);

(iv)          furnish, to the extent available, all customary due diligence materials, financial data and such other financial information regarding the businesses of the Transferred Entities of the type and form customarily included in offering documents used to syndicate credit facilities;

(v)           cause the independent accountants of the Transferred Entities to provide reasonable and customary assistance and cooperation in connection with the Debt Financing and any Replacement Financing, including providing customary consents and participating in a reasonable number of customary due diligence sessions (at reasonable times and with reasonable advance notice) and review of offering materials in connection with the Debt Financing;

(vi)          furnish upon written request any documentation and other information required by a Governmental Entity under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

(vii)         to the extent required by the Debt Financing or Replacement Financing (as applicable), use reasonable efforts to facilitate the pledging of collateral of the Transferred Entities, effective no earlier than the Closing;

provided, that notwithstanding anything to the contrary in this Section 5.14(e) or otherwise, nothing herein will require Parent or its Affiliates to provide (or be deemed to require Parent or its Affiliates to prepare) any (1) description of all or any portion of any financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) historical financial statements or other information required by Rule 3-03(e), Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) consolidating financial statements, separate financial statements for any individual Transferred Entity, related party disclosures, or any segment information, in each case which are prepared on a basis not consistent with Parent’s reporting practices for the periods presented pursuant to clauses (A) and (B) above, (5) other information customarily excluded from the offering materials for a syndicated credit facility, (6) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2015, (7) information that Parent or its Affiliates does not maintain in the ordinary course, (8) information that is not reasonably available to Parent or its Affiliates under their respective current reporting systems, (9) pro forma financial information, (10) post-closing financial information or projections, or (11) financial statements for any fiscal period ending after the Closing Date; and provided further that Parent shall have satisfied the obligations set forth in clauses (i) through (vii) of this sentence if Parent shall have used its reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The foregoing notwithstanding, none of Parent or any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.14(e) that would: (A) require Parent, the Transferred Entities or any of Parent’s or Transferred Entities’ respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of any financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that would be effective prior to Closing, (B) cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates, (C) require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or any Replacement Financing prior to the Closing or have any obligation of Parent or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing, (D) cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability, (E) conflict with the Organizational Documents of Parent or any of its Affiliates or any Laws, (F) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party, (G) provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege of Parent or any of its Affiliates, (H) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (I) require the delivery of any opinion by its counsel, or (J) take any action or provide any information described in the proviso of this Section 5.14(e). Nothing contained in this Section 5.14(e) or otherwise shall require Parent or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to any financing. Purchaser shall, promptly upon request by Parent, reimburse Parent or any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall indemnify, reimburse and hold harmless Parent and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of any financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 5.14(e) and any information used in connection therewith. Subject to this Section 5.15(e), Parent shall, and shall cause its Subsidiaries to, use reasonable efforts to provide audited annual financials and interim financials prepared in accordance with GAAP in a form consistent with the Business Financial Statements, in each case, if customary and required in connection with the marketing of term loan B and/or an offering of debt securities pursuant to Rule 144A Replacement Financing as contemplated under the Commitment Letter; provided, however, that Parent shall not be required to provide (x) such audited annual financials unless the Closing Date shall occur on a date greater than ninety (90) days after the applicable fiscal year end and (y) such interim financials unless the Closing Date shall occur on a date greater than forty-five (45) days after the applicable fiscal quarter end.

(f)           In each case the Parties acknowledge and agree that the provisions contained in this Section 5.15(f) represent the sole obligation of Parent and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing and any Replacement Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Ancillary Agreements shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Debt Financing and any Replacement Financing) by Purchaser any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

(g)           All non-public or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its Representatives pursuant to this Section 5.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing and any Replacement Financing subject to customary confidentiality arrangements reasonably satisfactory to Parent. Parent hereby consents to the use of the Transferred Entities’ logos in connection with the Debt Financing and any Replacement Financing.

Section 5.16          R&W Insurance Policy. Purchaser will use its reasonable best efforts to obtain a conditional binder to a representation and warranty and pre-closing tax indemnity insurance policy (the “R&W Insurance Policy”) as promptly as possible after the date hereof. Purchaser shall use reasonable best efforts to take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that the Closing has occurred) to the R&W Insurance Policy within the times set forth therein to maintain the R&W Insurance Policy in full force and effect. Following the final issuance of the R&W Insurance Policy, Purchaser agrees to use reasonable best efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein. Upon its final issuance, Purchaser shall deliver the R&W Insurance Policy to Parent. The Parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Parent entering into the transactions contemplated by this Agreement, and Parent is relying on Purchaser’s covenants and obligations set forth in this Section 5.16. The R&W Insurance Policy shall include a provision whereby the insurer expressly waives, and irrevocably agrees, except in the case of Actual Fraud, not to pursue, directly or indirectly, any subrogation rights against Parent or any of its Affiliates, or any former stockholders, managers, members, directors, officers, employees, agents or Representatives of any of the foregoing with respect to any claim made by any insured thereunder and such Persons shall be express third-party beneficiaries of such provision. In addition, the R&W Insurance Policy may not be amended or waived by Purchaser in any manner that is adverse to Parent or any of its Affiliates without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and the subrogation provisions therein may not be amended or waived in any manner that is adverse to Parent or any of its Affiliates without Parent’s prior written consent. In the event that Purchaser or any of its Affiliates otherwise amends, waives, modifies, fails to obtain, or cancels the terms of the R&W Insurance Policy, in no event shall Parent be liable under Article X for any liabilities or obligations in excess of such liabilities or obligations as they would have under Article X if the R&W Insurance Policy had not been so amended, waived, modified or cancelled.

Section 5.17          D&O Indemnification and Insurance.

(a)           For not less than six (6) years from and after the Closing Date, Purchaser shall and shall cause the Transferred Entities to, indemnify and hold harmless all current or former officers, directors, partners or managers of the Transferred Entities (or their respective predecessors) (collectively, the “D&O Indemnitees”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened Action to each D&O Indemnitee to the extent permitted by applicable Law; provided, that such D&O Indemnitee agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such D&O Indemnitee is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action in respect of acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions or the other transactions contemplated hereby), in connection with such Persons serving as an officer, director, employee, agent or other fiduciary of any Transferred Entity or of any Person if such service was at the request or for the benefit of any of the Transferred Entities, to the extent permitted by Law. Notwithstanding anything herein to the contrary, if any D&O Indemnitee notifies Purchaser on or prior to the sixth (6th) anniversary of the Closing Date of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.17(a), the provisions of this Section 5.17(a) shall continue in effect with respect to such matter until the final disposition of all Actions relating thereto.

(b)           From and after the Closing, Purchaser shall and shall cause the Transferred Entities to take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any D&O Indemnitees, as provided in (i) the Organizational Documents of the Transferred Entities in effect on the date of this Agreement or (ii) any agreement providing for indemnification by any Transferred Entity of any of the D&O Indemnitees in effect on the date of this Agreement shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Transferred Entities.

(c)           On or prior to the Closing Date, Purchaser shall obtain and fully pay for a directors’ and officers’ insurance policy or “tail” policy (the “D&O Policy”) that provides commercially reasonable coverage for the existing managers, directors and officers of the Transferred Entities for a claims reporting or discovery period of at least six (6) years from and after the Closing Date from an insurance carrier with an AM Best or equivalent rating of at least A (or as otherwise approved by the Parent Group) with respect to directors’ and officers’ liability insurance with limits of liability that are at minimum forty million dollars ($40,000,000) with respect to any matter claimed against a manager, director or officer of any Transferred Entity by reason of him or her serving in such capacity that existed or occurred on or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall such D&O Policy impair or reduce the existing directors’ and officers’ insurance coverage of Parent Group; provided, further, that such D&O policy shall contain the provision set forth on Section 5.17(c) of the Parent Disclosure Schedule.

(d)           In the event that any Transferred Entity, Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of their respective properties and assets to any Person, then, and in each such case, Purchaser shall procure that proper provision shall be made so that the successors and assigns of such Transferred Entity or Purchaser, as the case may be, shall succeed to or assume the obligations set forth in this Section 5.17.

(e)           The obligations of Purchaser and the Transferred Entities under this Section 5.17 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.17 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.17 applies shall be third-party beneficiaries of this Section 5.17).

Section 5.18          Pre-Closing Restructuring.

(a)           Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that (i) nothing in this Agreement shall prohibit or restrict the transfer (by distribution or otherwise) of any cash or cash equivalents prior to the Closing and (ii) prior to the Closing, Parent and its Subsidiaries will implement the pre-closing restructuring plan set forth on Section 5.18(a) of the Parent Disclosure Schedule (the “Pre-Closing Restructuring Plan”). Prior to the Closing, Parent and its Subsidiaries may (i) modify or amend the Pre-Closing Restructuring Plan from time to time, (ii) cause any of the Transferred Entities that is a “per se” corporation to convert into an “eligible entity,” (iii) cause any of the Transferred Entities to elect to be treated as a “disregarded entity” or a corporation for U.S. federal income Tax purposes, and (iv) transfer equity interests in any of the Transferred Entities to Parent or any of its Subsidiaries (including Subsidiaries that may be newly formed after the date hereof); provided, that, in the case of any modification or amendment described in clause (i) or any transfer described in clause (iv) (to the extent such transfer is inconsistent with the Pre-Closing Restructuring Plan), Parent shall not undertake such modification, amendment, or transfer without the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed, to the extent such modification, amendment or transfer would reasonably be expected to materially adversely affect Purchaser in any Post-Closing Tax Period (it being understood that any modification or amendment relating to the U.S. entity classification of a Transferred Entity shall not require Purchaser consent; provided, however, that Parent shall provide prompt notice to Purchaser of any such modification or amendment) or materially adversely affect the ability of the Parties to consummate the Transactions. Notwithstanding anything to the contrary herein, prior to the Closing, Parent and its Subsidiaries may transfer any Transferred Entity to Parent or any of its Subsidiaries if such Transferred Entity would reasonably be expected to be a Deferred Transferred Entity pursuant Section 2.7(b), provided that such classification as a Deferred Transferred Entity is not caused by such transfer.

(b)           Notwithstanding anything to the contrary herein, not later than ten (10) Business Days before Closing, Parent may deliver a written notice to Purchaser identifying changes to the allocation of Transferred Entities between Contribution Entities and Second Share Sale Companies on Schedule I Part 2. Any other changes to the allocation of Transferred Entities between Contribution Entities, First Share Sale Companies and Second Share Sale Companies may be made only with the written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).

Section 5.19          Preparation of Purchaser Prospectus; Oslo Stock Exchange Listing.

(a)           Subject to Parent complying with its obligations under Section 5.19(c), as promptly as reasonably practicable following the date hereof, Purchaser shall prepare, file with the Financial Supervisory Authority of Norway (the “FSA”) and publish pursuant to the relevant rules, a prospectus in connection with the listing of Purchaser Ordinary Stock to be issued in connection with the transactions contemplated by this Agreement (the “Purchaser Prospectus”) and Purchaser shall use best efforts to cause such shares to be approved for listing on the Oslo Stock Exchange at or prior to the Closing, subject to official notice of issuance. The Purchaser Prospectus shall comply as to form and in content with the applicable provisions of the Norwegian Securities Trading Act of 29 June 2007 no. 75, as amended (the “Norwegian Securities Trading Act”) and related secondary legislation, including Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended, and as implemented in Norway in accordance with Section 7-1 of the Norwegian Securities Trading Act (the “EU Prospectus Regulation”). Purchaser shall provide Parent with a reasonable opportunity to review and comment on the Purchaser Prospectus prior to the first draft of the Prospectus being submitted to the FSA for review.

(b)           To the extent not prohibited by applicable Law, Purchaser shall, as promptly as practicable (and in any event within one (1) Business Day) after receipt thereof, provide Parent copies of any written comments and advise Parent of any oral comments, with respect to the Purchaser Prospectus received from or the FSA. Purchaser shall provide Parent with a reasonable opportunity to review and comment on any amendment or supplement to the Purchaser Prospectus and any communications prior to each filing with the FSA and will promptly provide Parent with a copy of all such filings and communications made with the FSA.

(c)           As promptly as reasonably practicable following the date hereof, Parent shall provide all information related to the Transferred Entities and the Business reasonably requested in writing by Purchaser and required to be included in the Purchaser Prospectus and the Oslo Stock Exchange Listing, including any financial information of the Transferred Entities and the Business necessary to produce historical financial statements and any pro forma financial statements of Purchaser, the Transferred Entities or Business required to be included in the Purchaser Prospectus in accordance with the Norwegian Securities Trading Act and the EU Prospectus Regulation.

Section 5.20          Purchaser Stockholders Meeting; Recommendations.

(a)           As promptly as reasonably practicable following the date hereof, Purchaser shall take, in accordance with applicable Law and its Organizational Documents, all necessary steps to call, give notice of, convene and hold an extraordinary general meeting of the stockholders of Purchaser (such meeting, or any adjournments or postponements thereof, the “Purchaser Stockholders Meeting”) for the purpose of obtaining the Purchaser Stockholder Approval and shall use best efforts to solicit its stockholders to obtain the Purchaser Stockholder Approval, including by recommending that Purchaser’s stockholders approve each of the items presented for the Purchaser Stockholder Approval; provided, that Purchaser may (with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned) adjourn, postpone and/or reconvene the Purchaser Stockholders Meeting, and shall do so upon Parent’s written request received at least three (3) Business Days prior to the intended day of the Purchaser Stockholders Meeting, (A) to allow reasonable additional time to solicit additional proxies in favor of the Purchaser Stockholder Approval if, as of the time of such delay, insufficient proxies have been received to approve the Purchaser Stockholder Approval or (B) if Purchaser shall have failed to obtain the Purchaser Stockholder Approval (such reconvened meeting shall be deemed the Purchaser Stockholder Meeting for the purposes of this Agreement, and this Section 5.20 shall apply mutatis mutandis to such reconvened meeting). In the event that the Purchaser Stockholders Meeting is adjourned or postponed pursuant to the foregoing provision, Purchaser shall duly give notice of and reconvene the Purchaser Stockholders Meeting on a date scheduled by mutual agreement of Purchaser and Parent, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such postponement. Purchaser shall, upon Parent’s request, advise Parent no more frequently than every other Business Day during each of the last ten (10) Business Days prior to the date of the Purchaser Stockholders Meeting as to the aggregate tally of proxies received by Purchaser with respect to the Purchaser Stockholder Approval and at additional times upon the reasonable request of Parent.

(b)           Neither the Purchaser Board nor any committee thereof shall, directly or indirectly, (i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in any manner adverse to Parent or its Affiliates, the approval of this Agreement or the Purchaser Stockholder Approval, (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow Purchaser or any of its Subsidiaries to execute or enter into, an any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require Purchaser to abandon or fail to consummate the Transactions or (iv) resolve, agree or publicly propose to do any of the foregoing (any action described in clauses (i) to (iv) being referred to as an “Adverse Recommendation”). Unless this Agreement is terminated prior to the Purchaser Stockholders Meeting pursuant to, and in accordance with,  Section 9.1, Purchaser shall submit the Transactions to the stockholders of Purchaser for the purpose of obtaining the Purchaser Stockholder Approval.

(c)           Nothing in Section 5.20 (b) or in Section 5.21(a) shall prohibit Purchaser from (i) to the extent strictly required by Norwegian Law, engaging in or taking a view, expressing publicly an opinion to the Purchaser’s stockholders or taking other actions with respect to an unsolicited Competing Proposal where such Competing Proposal requires either acceptance by Purchaser’s stockholders or approval by Purchaser’s stockholders in a general meeting, or (ii) disclosing to its stockholders any fact or circumstance that is strictly required to be disclosed under Norwegian Law (A) in making their decision on how to vote on the matters subject to the Purchaser Stockholder Approval or (B) to take any action with respect to any Competing Proposal; provided that to the extent that Purchaser reasonably determines that such disclosure could have substantially the same effect as an Adverse Recommendation, Purchaser shall publicly reaffirm its recommendation to its stockholders to support the Purchaser Stockholder Approvals, concurrently with making such disclosure. When determining what is required by Norwegian law pursuant to (i) and (ii) above, Purchaser shall consult with Parent and consider in good faith the views of Parent and its counsel before taking any such action.

Section 5.21          Non-Solicitation.

(a)           Purchaser agrees that, from and after the date hereof, it shall (a) immediately cease and terminate, and cause its Subsidiaries and use reasonable best efforts to cause all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Parent or its Affiliates) regarding any Competing Proposal, (b) promptly request, or cause to be requested, that each Person that has received confidential information in connection with a possible Competing Proposal within the twelve (12)-month period immediately prior to the date hereof return to Purchaser or destroy all such confidential information heretofore furnished to such Person by or on behalf of Purchaser or any of its Subsidiaries and promptly prohibit any access by any Person (other than Parent and its Representatives) to any physical or electronic data room relating to a possible Competing Proposal and (c) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Proposal. From and after the date hereof, Purchaser shall not, directly or indirectly, nor shall Purchaser authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Competing Proposal (except to notify such Person of the existence of the provisions of this Section 5.21(a)), (ii) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require Purchaser to abandon or fail to consummate the Transactions, or (iv) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that, in the event any senior officer or director of Purchaser takes any action that if taken by Purchaser would be a breach of this Section 5.21(a), the taking of such action by such senior officer or director shall be deemed to constitute a breach of this Section 5.21(a) by Purchaser. In furtherance of its obligations hereunder, to the extent that Purchaser has knowledge that any Representative of Purchaser has taken an action that, if taken by Purchaser, would violate the restrictions set forth in this Section 5.21(a), then Purchaser shall promptly instruct such Representative to cease such action.

(b)           Parent agrees that, from and after the date hereof, it shall (a) immediately cease and terminate, and cause its Subsidiaries and use reasonable best efforts to cause all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Purchaser, Schibsted or their respective Affiliates) regarding any Acquisition Proposal, (b) promptly request, or cause to be requested, that each Person that has received confidential information in connection with a possible Acquisition Proposal within the twelve (12)-month period immediately prior to the date hereof return to Parent or destroy all such confidential information heretofore furnished to such Person by or on behalf of Parent or any of its Subsidiaries and promptly prohibit any access by any Person (other than Purchaser, Schibsted and their respective Representatives) to any physical or electronic data room relating to a possible Acquisition Proposal and (c) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Acquisition Proposal. From and after the date hereof, Parent shall not, directly or indirectly, nor shall Parent authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal (except to notify such Person of the existence of the provisions of this Section 5.21(b)), (ii) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating an Acquisition Proposal, (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal or that would require Parent to abandon or fail to consummate the Transactions, or (iv) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any senior officer or director of Parent takes any action that if taken by Parent would be a breach of this Section 5.21(b), the taking of such action by such senior officer or director shall be deemed to constitute a breach of this Section 5.21(b) by Parent. In furtherance of its obligations hereunder, to the extent that Parent has knowledge that any Representative of Parent has taken an action that, if taken by Parent, would violate the restrictions set forth in this Section 5.21(b), then Parent shall promptly instruct such Representative to cease such action.

Section 5.22          Organizational Documents Amendments. Subject to receipt of the Purchaser Stockholder Approval, Purchaser shall ensure registration of the amendment to Articles of Association of Purchaser, in accordance with the Governance Term Sheet, to be agreed by the Parties prior to Closing in the Norwegian Register of Business Enterprises no later than the Contribution Effective Time.

Section 5.23          Share Exchange; Listing. For so long as Parent holds Purchaser Nonvoting Stock, Purchaser undertakes to ensure that all Purchaser Nonvoting Stock can be exchanged into Purchaser Ordinary Stock on a one-for-one basis, either by Parent (subject to the limitations set out in the Articles of Association of Purchaser), or by any other Person (subject to the limitations set out in the Articles of Association of Purchaser) which may carry out such exchange, at any time, and that such Purchaser Ordinary Stock will become listed and tradable on the Oslo Stock Exchange promptly upon exchange. Purchaser shall accordingly take all necessary steps, actions and make any resolution that would be necessary in order to facilitate such prompt listing on the Oslo Stock Exchange. To the extent that no exemptions from the obligation to prepare a listing prospectus is available pursuant to the EU Prospectus Regulation, Purchaser shall ensure that it at all times is in compliance with any prospectus publication obligation that is required in order to facilitate such prompt listing on the Oslo Stock Exchange.

Section 5.24          Continuation of Purchaser’s Stock Exchange Listing. Purchaser shall, no later than five (5) trading days on the Oslo Stock Exchange following the date of this Agreement, submit a report to the Oslo Stock Exchange that explains Purchaser’s fulfilment of the requirements for admission to stock exchange listing following the transactions contemplated by this Agreement. Purchaser undertakes to comply with any other information or filing requirement or request from the Oslo Stock Exchange that is required to continue the stock exchange listing of Purchaser following Closing.

Section 5.25          Resignations. Parent shall deliver any resignations or removals, effective as of the Closing (other than with respect to any Deferred Transferred Entities or any Subsidiary thereof, which shall be effective as of the applicable Deferred Closing), of the directors, managers and officers of the Transferred Entities that are requested by Purchaser in a written notice received by Parent no less than twenty (20) Business Days prior to the Closing Date (or Deferred Closing Date, as applicable).

Section 5.26          B4F SPA. Following the Closing, Purchaser shall and shall cause its Subsidiaries (including the Transferred Entities following the Closing) to (a) use reasonable best efforts to (x) provide Parent with the economic benefits that would accrue to it if the rights and interest of mobile.de GmbH in and to the B4F SPA were assigned to a member of the Parent Group as of the Closing Date and (y) cooperate with Parent, at Parent’s expense, to enforce any rights or interests of mobile.de GmbH under the B4F SPA that are available against the other parties thereto, and (b) hold in trust for the benefit of Parent, and pay to Parent promptly and within three (3) Business Days to an account notified to Purchaser by Parent at least two (2) Business Days prior to the payment date, upon receipt thereof, any income, proceeds and other monies received under the B4F SPA, including any Earn-out Payments (as such term is defined in the B4F SPA), in each case, net of any out-of-pocket costs and expenses (including Taxes) imposed on the Transferred Entities (other than any overhead, employee and other internal costs incurred by Transferred Entities and its Affiliates) in connection with the receipt of such amounts. Following the Closing, Parent shall indemnify and reimburse Purchaser and its Affiliates (including the Transferred Entities following the Closing) in respect of any Liabilities actually incurred by mobile.de GmbH pursuant to Section 12 of the B4F SPA. The Parties shall treat Parent as the owner, for U.S. federal income Tax purposes, of the right to receive any Earn-out Payments (as such term is defined in the B4F SPA) as of and following the Closing Date except as required by applicable law.

Section 5.27         Ancillary Agreements.

(a)           As soon as reasonably practicable following the date hereof (and in any event prior to the Closing), the Parties shall negotiate in good faith an orderly marketing and information rights agreement by and among Parent, Purchaser and Schibsted, to be entered into and effective as of the Closing (the “Liquidity and Information Rights Agreement”) and an amendment to the Articles of Association of Purchaser, in each case, containing terms substantially consistent with the terms set forth in the Governance Term Sheet. Without limiting the Parties’ obligations pursuant to the immediately preceding sentence, if for any reason the Liquidity and Information Rights Agreement or such an amendment to the Articles of Association of Purchaser is not agreed prior to the Closing and executed at the Closing, the Parties hereby agree that the Governance Term Sheet shall be effective and binding upon Parent, Purchaser and Schibsted (and Purchaser shall use its best efforts to cause Schibsted to comply with the Governance Term Sheet) from the Closing until such time as the Liquidity and Information Rights Agreement or such an amendment to the Articles of Association of Purchaser becomes effective, and the obligations set forth in the immediately preceding sentence shall continue to apply until such time as the Liquidity and Information Rights Agreement and such amendment to the Articles of Association of Purchaser become effective.

(b)           Prior to the Closing, Parent shall consider in good faith Purchaser’s reasonable request to amend the Services Schedule (as defined in the Transition Services Agreement) to provide additional detail in the description of the Services (as defined in the Transition Services Agreement) and the calculation of the fees relating thereto, in each case, in accordance with the Transition Services Agreement. The Transition Services Agreement entered into at Closing shall incorporate the Services Schedule as may be mutually agreed by Parent and Purchaser in accordance with this Section 5.27(b).

(c)           Each Party agrees that it will use its reasonable best efforts to cooperate in good faith to finalize the exhibits and schedules to the Intellectual Property Matters Agreement as promptly as reasonably practicable after the date hereof (in any event no later than thirty (30) days after the date hereof).

Section 5.28          DutchCo Merger Sub. As promptly as reasonably practicable following the date hereof (and in any event at least sixty (60) Business Days prior to the Closing Date), Purchaser shall incorporate, as the sole shareholder, a Dutch private limited liability company to effect the Merger (“DutchCo Merger Sub”). Promptly, and within two (2) Business Days of such incorporation, Purchaser shall provide DutchCo Merger Sub’s articles of association to Parent. Within three (3) Business Days of its incorporation, Purchaser, in its capacity as the sole shareholder, shall, and shall cause the board of directors of DutchCo Merger Sub to, approve this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein, in accordance with DutchCo Merger Sub’s articles of association and the applicable provisions under Dutch law.

Article VI

EMPLOYEE MATTERS COVENANTS

Section 6.1            Transfer of Business Employees.

(a)           No later than thirty (30) days prior to the Closing Date, Parent shall provide Purchaser with a version of the list of Business Employees provided on the date of this Agreement that is updated to reflect new hires, terminations or other personnel changes occurring in accordance with Section 5.4(a)(F) between the date of such prior list and the date that such revised list is delivered.

(b)           Transfer of Business Employees Generally. On or prior to the Closing, Parent shall use commercially reasonable efforts to (i) transfer the employment of each Business Employee who is employed by Parent or any of its Affiliates (other than a Transferred Entity) to a Transferred Entity and (ii) transfer the employment of each Excluded Parent Employee and each LTD Employee from a Transferred Entity to member of the Parent Group; provided, that Parent shall not be obligated to (i) transfer pursuant to this Section 6.1(b) any Business Employee or Excluded Parent Employee who refuses to provide consent to such transfer or who objects to such transfer or (ii) offer additional compensation to any Business Employee or Excluded Parent Employee in order to induce such Business Employee or Excluded Parent Employee to consent to be transferred pursuant to this Section 6.1(b). If the employment of each Business Employee employed by Parent or any of its Affiliates (other than a Transferred Entity) in the jurisdiction(s) set forth on Section 6.1(b) of the Parent Disclosure Schedule has not transferred to a Transferred Entity prior to the Closing and/or the employment of each Excluded Parent Employee employed by a Transferred Entity in the jurisdiction(s) set forth on Section 6.1(b) of the Parent Disclosure Schedule has not transferred to a member of the Parent Group prior to the Closing, then the Employment Transition Services Agreement shall be entered into at the Closing.

(c)           Long-Term Disability Business Employee. Notwithstanding anything to the contrary in this Section 6.1, if any Business Employee who is receiving long-term disability benefits as of the Closing Date pursuant to a Seller Benefit Plan principally covering employees employed in the United States is, within twelve (12) months following the Closing Date, able to return to work (such employee, an “LTD Employee”), Purchaser shall offer employment to such LTD Employee on terms consistent with those applicable to Business Employees generally under this Article VI. With respect to each such LTD Employee who commences employment with Purchaser, references to “Closing” and “Closing Date” in this Article VI shall be deemed to refer to the date that such Business Employee commences employment with Purchaser, provided that the forgoing shall not apply for the purposes of Section 6.2.

(d)           Definitions. Each Business Employee and LTD Employee whose employment transfers to Purchaser pursuant to this Section 6.1, shall be referred to herein as a “Transferred Business Employee.”

Section 6.2            Terms and Conditions of Employment. For a period of one (1) year following the Closing, or such longer period as required by applicable Law, Purchaser shall, or shall cause its Subsidiaries to, provide to each Transferred Business Employee during his or her employment with Purchaser and its Affiliates (including the Transferred Entities) and, with respect to any compensation or benefits that apply following a termination of employment, the applicable period thereafter, (i) a base salary or wage rate that is not less than that in effect for such Transferred Business Employee immediately prior to the Closing, (ii) short-term and long-term (including equity-based) target incentive compensation opportunities that, together with base salary or annualized wages, are no less favorable in the aggregate than those provided immediately prior to the Closing (it being understood that long-term cash incentive awards may be provided in lieu of equity-based awards), (iii) employee benefits (other than any defined benefit pension, post-termination welfare, nonqualified deferred compensation benefits, sabbatical benefits, employee stock purchase plan participation and, for so long as payroll services are provided under the Transition Services Agreement, 401(k) plan benefits) that, in the aggregate, are no less favorable than those in effect for such Transferred Business Employee immediately prior to the Closing, and (iv) severance benefits that are no less favorable than the severance benefits that would have been payable to each such Transferred Business Employee under a Parent severance plan set forth in Section 6.2 of the Parent Disclosure Schedule that applied to such Transferred Business Employee immediately prior to the Closing. Purchaser and its Subsidiaries shall, in addition to meeting the applicable requirements of Article VI, comply with any additional obligations or standards arising under applicable (x) Laws, (y) Contracts or (z) Transferred Entity Benefit Plans, in each case, governing the terms and conditions of employment or termination of employment of the Transferred Business Employees.

Section 6.3            Service Credit. As of and after the Closing, Purchaser shall, or shall cause its applicable Subsidiaries (including any Transferred Entity) to, give each Transferred Business Employee who does not receive any severance payment on or in connection with the transfer of such Transferred Business Employee’s employment pursuant to Section 6.1(b), full credit for all purposes under (i) any Transferred Entity Benefit Plans, (ii) each other employee benefit plan, policy or arrangement of Parent and its applicable Affiliates (other than any Transferred Entity Benefit Plan) (each, a “New Plan”), and (iii) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates (including the Transferred Entities), for such Transferred Business Employee’s service prior to the Closing (or, in the case of an LTD Employee who becomes a Transferred Business Employee, prior to the date of such LTD Employee’s commencement of employment with Purchaser or an Affiliate thereof) with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing or, for purposes of any Transferred Entity Benefit Plan, in accordance with the terms of such plan; provided, that such credit shall not be given (x) to the extent that it would result in a duplication of benefits for the same period of service, (y) for purposes of any defined benefit pension accrual under any New Plan and (z) for purposes of access to, or any subsidy provided for, any post-employment welfare benefits under any New Plan.

Section 6.4            Health Coverages. Purchaser shall, effective as of the end of the applicable service period under the Transition Services Agreement, cause each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that comply with the provisions of Section 6.2 (the “Purchaser Health Plans”). Purchaser shall use commercially reasonable best efforts, or shall cause its applicable Subsidiaries to use commercially reasonable best efforts to, cause the Purchaser Health Plans to (i) not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan, and (ii) to the extent that such Transferred Business Employee becomes eligible to participate in such Purchaser Health Plans for the first time following the Closing, provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser Health Plans.

Section 6.5            Welfare Plans. Effective as of the Closing, Purchaser or one of its Subsidiaries shall be responsible for all Liabilities relating to welfare benefit claims of Transferred Business Employees under (i) any Transferred Entity Benefit Plans, whether arising before, on or after the Closing, and (ii) any Seller Benefit Plans, solely to the extent arising after the Closing. Any Former Business Employee who has experienced a qualifying event under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code (“COBRA”) and his or her dependents who are receiving benefits pursuant to COBRA under a Seller Benefit Plan as of the Closing shall be permitted to continue receiving benefits pursuant to COBRA under such Seller Benefit Plan following the Closing.

Section 6.6            Severance and Other Termination Liabilities. Parent and its Subsidiaries shall be responsible for all Liabilities relating to, and shall indemnify and hold Purchaser and its Subsidiaries (including, after the Closing, the Transferred Entities) harmless against, any obligation, contingent or otherwise, to pay any severance or other compensation or benefits to any Business Employee or LTD Employee who does not become a Transferred Business Employee. In the event that the transactions contemplated by this Agreement, or any action taken to effectuate the transactions contemplated by this Agreement, result in a Business Employee being deemed to have incurred a termination of employment despite such Business Employee’s continued employment with Purchaser or its Subsidiaries (including a Transferred Entity) at or after the Closing, which results in any obligation, contingent or otherwise, of Parent, Purchaser or any of their Subsidiaries to pay any severance or other compensation or benefits to any Business Employee, or any additional Liability, whether incurred by Parent, Purchaser or any of their Subsidiaries in connection therewith, Purchaser shall, and shall cause its Subsidiaries to, be responsible for all Liabilities relating to, and reimburse, indemnify and otherwise hold harmless Parent and its Subsidiaries for, all such severance and other compensation benefits and any additional Liabilities.

Section 6.7            Accrued Vacation, Sick Leave and Personal Time. Except to the extent prohibited by applicable Law, Purchaser will recognize and credit accrued but unused vacation, sick leave and personal time for all Transferred Business Employees prior to the Closing. Purchaser shall promptly (and, in any event, within twenty (20) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Parent or its applicable Affiliates for any payments made by them to any Transferred Business Employees in respect of accrued but unused vacation, sick leave and personal time that become due as a result of the transfer of employment contemplated by this Article VI. Purchaser shall allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 6.7 in accordance with the terms of the Parent Group programs in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation, personal leave and sick time accrued under the applicable plans or policies of Purchaser or its Affiliates on or following the Closing).

Section 6.8            Cash Incentive Compensation.

(a)           In accordance with the terms set forth in Section 6.8(a) of the Parent Disclosure Schedule, Parent shall cause to be paid, to each Transferred Business Employee who is eligible to participate in any Benefit Plan providing annual cash incentive compensation payments (any such Benefit Plan, an “Annual Cash Bonus Plan” and any such payment, an “Annual Cash Bonus”), subject to such Transferred Business Employee’s continued employment with Parent or an Affiliate thereof (including any Transferred Entity) through the Closing, a prorated Annual Cash Bonus under the applicable Annual Cash Bonus Plan for the performance period or periods specified in Section 6.8(a) of the Parent Disclosure Schedule. Purchaser shall cooperate with Parent and its Affiliates to facilitate payment of such prorated Annual Cash Bonus to the applicable Transferred Business Employees, including, if requested by Parent, by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to payment of aggregate Annual Cash Bonus and payroll Taxes (including with respect to the employer portion of any Taxes payable in connection therewith) by Parent to Purchaser at least five (5) Business Days prior to the applicable payment. Purchaser shall assume and bear all Liability for all (i) Annual Cash Bonuses payable to Transferred Business Employees in respect of the portion of the applicable performance period under an Annual Cash Bonus Plan that occurs after the Closing and (ii) all cash incentive compensation payments (other than Annual Cash Bonuses) payable to Transferred Business Employees under any Transferred Entity Benefit Plan in respect of the performance period in which the Closing occurs.

(b)           Purchaser shall assume, effective as of the Closing, each cash Benefit Plan providing commission incentives or other sales incentive compensation to any Transferred Business Employee and each such Benefit Plan shall be considered a Transferred Entity Benefit Plan.

Section 6.9            Retention Agreements.

(a)           Parent shall retain the Liability for all payments (the “Retained Payments”) under or in relation to any retention, cash appreciation, severance or other agreements with Business Employees that are listed in Section 6.9(a) of the Parent Disclosure Schedule (the “Retention Agreements”).

(b)           With respect to each Transferred Business Employee who is party to a Retention Agreement that includes a post-Closing severance commitment (as identified in Section 6.9(b) of the Parent Disclosure Schedule), if, prior to the expiration date for such commitment indicated with respect to such Retention Agreement in Section 6.9(b) of the Parent Disclosure Schedule, such Transferred Business Employee separates from employment with Purchaser or an Affiliate thereof for any reason, Purchaser shall, within five (5) Business Days after such separation from employment, provide Parent with a written statement indicating the date of such separation from employment and describing, in reasonable detail, the circumstances surrounding such separation from employment.

(c)           Purchaser shall cooperate with Parent and its Affiliates to facilitate payment of the Retained Payments to Transferred Business Employees, including, if requested by Parent by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to payment of an amount equivalent to the Retention Payment (including with respect to the employer portion of any Taxes payable in connection therewith) by Parent to Purchaser at least two (2) Business Days prior to the applicable payment date.

Section 6.10          U.S. Defined Contribution Plans. Effective as of the end of the applicable service period set forth in the Transition Services Agreement, Purchaser shall make available defined contribution plans (collectively, the “Purchaser U.S. DC Plans”) for the benefit of the Transferred Business Employees who participated, as of immediately prior to the Closing, in one or more defined contribution plans maintained by Parent or its Affiliates (other than the Transferred Entities) that are intended to be qualified under Section 401(a) of the Code (collectively, the “Parent U.S. DC Plans”). Each such Transferred Business Employee shall be given credit under the respective Purchaser U.S. DC Plan for all service with and compensation from Parent and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility and vesting under each respective Purchaser U.S. DC Plan. The applicable Purchaser U.S. DC Plans shall be tax-qualified in the same manner as the corresponding Parent U.S. DC Plans, and Purchaser shall provide Parent any determination letters or similar documentation evidencing such qualification. Each Purchaser U.S. DC Plan will provide for the receipt in kind from the Transferred Business Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) from the Parent U.S. DC Plans, including notes corresponding to loans, but only with respect to loans that are not in default as of the date of such rollover.

Section 6.11          Immigration Compliance. From and after the date hereof and following the Closing, Purchaser shall, or shall cause its applicable Subsidiaries to, use best efforts to process and support visa, green card or similar applications in respect of Transferred Business Employees as of the Closing Date.

Section 6.12          Communications. Prior to the Closing, any broad-based employee notices or communication materials (including website postings) related to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter:

(a)           from Purchaser or its Affiliates to the Business Employees, shall be subject to the prior review and comment of Parent, which comments shall be considered by Purchaser in good faith; and

(b)           from Parent or its Affiliates to the Business Employees, shall be subject to the prior review and comment of Purchaser, which comments shall be considered by Parent in good faith;

provided that the foregoing shall not apply to any communications to the extent the statements contained therein are substantially similar to previous communications reviewed by Parent or Purchaser, as applicable, in accordance with this Section 6.12.

Section 6.13          Collective Bargaining Agreements. Purchaser agrees that as of and following the Closing Date, Purchaser shall recognize the unions and works councils that are representing the Transferred Business Employees as of immediately prior to the Closing as the representatives of the Transferred Business Employees and shall apply the collective bargaining and other labor Contracts applicable to the Transferred Business Employees, in each case, to the extent required by applicable Law to the same extent that Parent recognized such unions and works councils and applied such Contracts as of immediately prior to the Closing.

Section 6.14          Labor Consultations.

(a)           The consultation in accordance with Clause 25.1 of the Dutch Works Councils Act with the competent works council of Marktplaats BV in the Netherlands (the “Dutch Works Council” and such consultation procedure, the “Dutch Works Council Consultation Procedure”) will be deemed completed upon the Dutch Works Council having rendered an unconditional advice or an advice with conditions accepted by Parent and, solely to the extent that such conditions impose obligations that have a material detrimental impact on Purchaser and its Affiliates (including the Transferred Entities) after the Closing, accepted by Purchaser (which acceptance shall not be unreasonably withheld, delayed or conditioned), permitting the Parties to effect the Closing in respect of Marktplaats BV and its Subsidiaries and the documents related thereto.

(b)           To the extent the Dutch Works Council does not render an unconditional advice or an advice with conditions accepted by Parent and, if applicable, Purchaser in accordance with Section 6.15(a), permitting the Parties to effect the Closing in respect of Marktplaats BV and its Subsidiaries and the documents related thereto, the Dutch Works Council Consultation Procedure will be deemed completed upon the board of Marktplaats BV adopting a resolution that deviates from the advice of the Dutch Works Council, if rendered, and:

(i)            the Dutch Works Council having unconditionally waived (A) the applicable waiting period in accordance with article 25 paragraph 6 of the Dutch Works Councils Act (Wet op de Ondernemingsraden) and (B) its right to initiate legal proceedings pursuant to article 26 of the Dutch Works Councils Act;

(ii)           the applicable waiting period pursuant to article 25 paragraph 6 of the Dutch Works Councils Act having expired without the Dutch Works Council having initiated legal proceedings pursuant to the Dutch Works Councils Act; or

(iii)          following the initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act, the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) having dismissed the Dutch Works Council’s appeal to the effect that no measures obstructing the Closing to the extent it affects Marktplaats BV or its Subsidiaries and the documents related thereto are imposed and the dismissal by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) has immediate effect (uitvoerbaar bij voorrraad).

(c)           In the event of an initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act that results in the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) issuing a final (non-appealable) order deciding in favor of the Dutch Works Council, Parent shall re-open the consultation with the Dutch Works Council and the Dutch Works Council Consultation Procedure shall be deemed completed if and once the procedure set forth in Section 6.15(a) or 6.15(b) has subsequently been satisfied.

(d)           As soon as reasonably practicable after the date hereof, Parent shall prepare the request for advice (adviesaanvraag) for purposes of the Dutch Works Council Consultation Procedure and shall procure that the request for advice is submitted to the Dutch Works Council, after having complied with its obligations pursuant to Section 6.14(e).

(e)           Parent shall (i) provide, or shall have provided prior to the date of this Agreement, Purchaser with the draft request for advice (which draft includes accompanying written documentation, if any, but may remain subject to information requested from Purchaser) intended to be submitted to the Dutch Works Council; and (ii) consider, or have considered prior to the date of this Agreement, comments of the Purchaser in good faith. Purchaser shall comment, or shall have commented prior to the date of this Agreement, on such request for advice within three (3) Business Days after receipt of such draft.

(f)           The Parties shall use their reasonable best efforts to complete the Dutch Works Council Consultation Procedure, it being understood that Parent will have the primary responsibility for, and take all steps reasonably necessary to, in consultation with Purchaser and its advisors, as soon as reasonably practicable following the date hereof, initiate, conduct and complete the Dutch Works Council Consultation Procedure. Parent and Purchaser shall consult with each other closely with a view to seeking and obtaining the Dutch Works Council’s advice and discuss in good faith to expeditiously resolve any relevant issues raised by the Dutch Works Council during the Dutch Works Council Consultation Procedure. Parent shall keep Purchaser informed on a regular basis regarding the progress of the Dutch Works Council Consultation Procedures and all material correspondence, communication and consultations in respect thereof and shall provide Purchaser with copies of any minutes of meetings or other written communications received from the Dutch Works Council, and Purchaser shall promptly provide all information reasonably requested by Parent for purposes of completing the Dutch Works Council Consultation Procedure. Parent and Purchaser shall consider, in good faith and consistent with the intent and purpose of this Agreement, changes, if any, to this Agreement solely to the extent required to address the advice and views of the Dutch Works Council.

(g)           To the extent that any arrangements proposed to be agreed with the Dutch Works Council pursuant to Section 6.14(f) impose any material obligations on the Transferred Entities, the Purchaser or its Subsidiaries after the Closing, such arrangements will be subject to Purchaser’s approval, which shall not be unreasonably withheld, delayed or conditioned.

(h)           Following the date of this Agreement and prior to the Closing Date, Parent shall (or shall cause its Affiliates to), and Purchaser shall (or shall cause its Affiliates to), cooperate and use good faith efforts in carrying out requisite notifications to, and consultations, discussions or negotiations with, applicable unions, works councils, employees or other employee representative groups (other than the Dutch Works Council Consultation Procedures, which shall be governed by Section 6.14(a) to Section 6.14(g)) in connection with the transactions contemplated by this Agreement.

Section 6.15          Benefit Plans; Other Employee-Related Liabilities.

(a)           As of the Closing, Purchaser and its Subsidiaries shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, and shall reimburse, indemnify and hold Parent and its Affiliates harmless against (i) all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans, (ii) all Liabilities (whether arising under Benefit Plans or otherwise and whether arising before, on or after the Closing) in respect of Transferred Business Employees and (iii) all Liabilities in respect of Former Business Employees who were employed by a Transferred Entity, other than, in the case of (i), (ii) and (iii), those expressly retained by Parent pursuant to this Article VI, including Section 6.15(b) below.

(b)           Parent and its Affiliates shall retain and shall reimburse, indemnify and hold Purchaser and its Subsidiaries (including, after the Closing, the Transferred Entities) harmless against (i) all Liabilities with respect to current and former employees of Parent and its Subsidiaries who are not or were not, as applicable, (A) Business Employees or (B) Former Business Employees who were employed by a Transferred Entity, and (ii) all Liabilities arising prior to the Closing under any Seller Benefit Plans that are not reflected in the Business Financial Statements or interim financial statements that has been provided to Purchaser at least one (1) Business Day prior to the date hereof, and (iii) all Liabilities (including any Taxes payable by or on behalf of any Business Employee or their employer) arising at any time with respect to any awards held by an Business Employee under a Seller equity plan.

(c)           Except as otherwise expressly provided in this Article VI, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan.

Section 6.16          No Third Party Beneficiaries. Without limiting the generality of Section 11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Business Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Article VII

TAX MATTERS

Section 7.1            Purchase Price Allocation.

(a)           Parent and Purchaser agree to allocate and, as applicable, to cause their respective Affiliates to allocate, (i) the Final First Share Sale Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes in the First Share Sale among the First Share Sale Entities (and any entities that, for Tax purposes, are treated as purchased by Purchaser’s relevant Subsidiaries pursuant to the First Share Sale), (ii) the Final Second Share Sale Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes in the Second Share Sale among the Second Share Sale Entities (and any entities that, for Tax purposes, are treated as purchased by Purchaser’s relevant Subsidiaries pursuant to the Second Share Sale), and (iii) the IP Consideration to any Intellectual Property Rights transferred and assigned pursuant to the IP Transfer, in each case, in accordance with Schedule III hereto (the “Allocation Schedule”).

(b)           To the extent necessary to prepare bills of sale, transfer agreements, or otherwise to timely comply with the requirements of applicable Law in respect of the First Share Sale and/or the Second Share Sale, as soon as practicable (but no later than twenty (20) days prior to the date on which the Share Sale Effective Time occurs), Parent shall deliver to Purchaser a proposed preliminary allocation of the relevant portion of (i) the Closing First Share Sale Consideration and any other amounts treated as consideration in the First Share Sale for U.S. federal income Tax purposes among each applicable First Share Sale Seller (or other Subsidiary of Parent) that sells, transfers or assigns any relevant First Sale Shares and/or (ii) the Closing Second Share Sale Cash Consideration, the Second Share Sale Stock Consideration and any other amounts treated as consideration in the Second Share Sale for U.S. federal income Tax purposes among each applicable Second Share Sale Seller (or other Subsidiary of Parent) that sells, transfers or assigns any relevant Second Sale Shares, in each case, determined in a manner consistent with the Allocation Schedule (the “Preliminary Allocation”). If Purchaser disagrees with any Preliminary Allocation, Purchaser may, within five (5) days after delivery of such Preliminary Allocation, deliver a notice to Parent to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed preliminary allocation. Parent and Purchaser shall, during the ten (10) days following such delivery cooperate in good faith to resolve such dispute prior to the Share Sale Effective Time.

(c)           No later than ninety (90) days after the date on which the Final Share Sale Consideration is finally determined pursuant to Section 2.6, Parent shall deliver to Purchaser an allocation of (i) the Final First Share Sale Consideration and any other amounts treated as consideration in the First Share Sale for U.S. federal income Tax purposes among each of the First Share Sale Entities (and any entities that, for U.S. federal income Tax purposes, are treated as purchased by Purchaser’s relevant Subsidiaries pursuant to the First Share Sale) and (ii) the Final Second Share Sale Consideration and any other amounts treated as consideration in the Second Share Sale for U.S. federal income Tax purposes among each of the Second Share Sale Entities (and any entities that, for U.S. federal income Tax purposes, are treated as purchased by Purchaser’s relevant Subsidiaries pursuant to the Second Share Sale), in each case, determined in a manner consistent with Sections 338 (if applicable) and 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provisions of applicable Tax Law and consistent with the Allocation Schedule (the “Allocation”). The Allocation shall be conclusive and binding on the Parties absent manifest error. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Final Share Sale Consideration pursuant to Section 7.7 (and any other amounts treated as consideration for U.S. federal income Tax purposes). Any such adjustment shall be allocated to the Sale Share, Sale Shares, asset, or assets (if any) to which such adjustment is attributable; provided, that to the extent there are no such assets or shares, (x) in the case of an adjustment to the Final First Share Sale Consideration, such adjustment shall be allocated pro rata among the First Sale Shares (and other assets) sold in the First Share Sale and (y) in the case of an adjustment to the Final Second Share Sale Consideration, such adjustment shall be allocated pro rata among the Second Sale Shares (and other assets) sold in the Second Share Sale.

(d)           None of Parent or Purchaser shall (and they shall cause their respective Subsidiaries not to) take any position inconsistent with the Allocation or any Preliminary Allocation on any Tax Return or in any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 7.2            Section 338 Elections; Other Elections.

(a)           Purchaser shall not make, and shall cause its Subsidiaries (including the Transferred Entities) not to make any Tax election with respect to any Share Sale Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of any Share Sale Entity, which election or change would be effective on or prior to the Share Sale Effective Time.

(b)           Purchaser shall make (and shall cause its relevant Subsidiaries to make) an election under Section 338(g) of the Code with respect to the acquisition of each Share Sale Entity with respect to which such an election is available (such entities, the “Section 338(g) Subsidiaries” and such elections, the “Section 338(g) Elections”), except to the extent Parent shall notify Purchaser at or prior to Closing that a Section 338(g) Election shall not be made with respect to one or more Share Sale Entities, in which case such Share Sale Entities specified in such notice (the “Specified Share Sale Entities”) shall not constitute Section 338(g) Subsidiaries, and Purchaser shall not make a Section 338(g) Election with respect to any such Specified Share Sale Entity. Parent may make (and may cause its relevant Affiliates to make) an election pursuant to Treasury Regulations Section 1.245A-5T(e)(3)(i) with respect to any Specified Share Sale Entity or any Contribution Entity for which such election is available (such entities for which the election is made, the “Section 245A Subsidiaries” and such elections, together with the Section 338(g) Elections, the “Tax Elections”). Promptly following the making of each Tax Election, Purchaser or Parent, as applicable, shall deliver to the other Party a copy of any Tax form (including, as applicable, an IRS Form 8023) that is required to be filed with respect to such Tax Election.

(c)           Notwithstanding anything to the contrary in this Agreement, (i) prior to Closing, Parent shall cause eBay Mobile Labs, Inc. to convert to a limited liability company, and (ii) following such conversion, Parent shall not make any entity classification election pursuant to Treasury Regulations Section 301-7701-3 with respect to such entity.

(d)           Parent and Purchaser shall (and shall cause their Subsidiaries to) (i) prepare and file all federal, state, and local Tax Returns in a manner consistent with the Tax Elections and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Section 7.3            Additional Post-Closing Tax Covenant.

(a)           With respect to any of the Transferred Entities that is characterized as a foreign corporation for U.S. federal income Tax purposes (other than any Section 338(g) Subsidiary or Section 245A Subsidiary), from the date of the Closing through the end of the taxable period of such entity that includes the Closing Date, Purchaser shall use reasonable best efforts not to (and to cause its Subsidiaries (including the Transferred Entities not to) (a) take any action outside the ordinary course of business that could reasonably be expected to materially increase Parent’s (or any Affiliate of Parent’s) pro rata share of amounts determined under Section 951(a)(1) or 951A(a) of the Code or (b) enter into any extraordinary transaction with respect to such Transferred Entities that would reasonably be expected to materially change the application of Section 245A of the Code to Parent or any of its Affiliates as compared with such application absent such action or transaction, in each case, other than as required pursuant to applicable Law.

(b)           To the extent any Subsidiary of Purchaser that is organized in the United States (or any political subdivision thereof) is characterized as a partnership or an entity disregarded as separate from its owner for U.S. federal income Tax purposes, Purchaser shall not (and shall cause its Subsidiaries not to) cause such entity to be treated as a corporation for U.S. federal income Tax purposes, without the prior written consent of Parent.

(c)           Prior to Closing, neither Purchaser nor any of its Subsidiaries shall acquire an entity that is organized in the United States (or any political subdivision thereof) and characterized as a corporation for U.S. income Tax purposes, without the prior written consent of Parent.

(d)           For any taxable period (each such taxable period, a “Relevant Period”) of the Purchaser (or any successor of Purchaser) during which (i) Parent or any of its Affiliates owns (within the meaning of Section 958(a) of the Code), or is treated as owning for purposes of Section 951(b) of the Code, at least ten percent (by vote or value) of Purchaser Stock (as determined for purposes of Section 951(b) of the Code) and (ii) Purchaser or any of its Subsidiaries is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code, Purchaser shall provide to Parent, at Parent’s cost, all such information, records and access to employees of Purchaser as Parent may reasonably require from time to time in connection with the preparation and filing of its U.S. Tax returns or other Tax filings or correspondence with a U.S. Tax authority, including information necessary to prepare and file Forms 5471 and/or to compute any required inclusions under Section 951(a) or 951(A)(a) of the Code and including in connection with any Tax claim provided, Purchaser shall not be obligated to provide any information which it is not legally permitted to provide. Purchaser shall promptly notify Parent in the event that Purchaser is considering a transaction during any Relevant Period that would result in Purchaser’s ownership of a 50% or greater equity interest in any entity that is organized in the United States (or any political subdivision thereof) and characterized as a corporation for U.S. federal income Tax purposes, and, prior to consummating such transaction, shall confer with Parent in good faith regarding such transaction and structuring that may be undertaken in order to mitigate any material adverse impact of such transaction on Parent. For as long as Parent or any of its Affiliates owns at least five percent (by vote or value) of Purchaser, Purchaser shall maintain its status as a foreign corporation for U.S. federal income Tax purposes.

(e)           If, during any Relevant Period, Purchaser or any of its Subsidiaries (including any of the Transferred Entities) is or is reasonably expected to be a “controlled foreign corporation” within the meaning of Section 957(a) of the Code, Purchaser shall use commercially reasonable efforts to (i) consult and cooperate in good faith with Parent to minimize amounts required to be included in income by Parent or its Affiliates under Section 951 or 951A of the Code, (ii) at Parent’s reasonable request, meet with Parent’s employees or representatives for the purpose of reviewing and discussing any material Tax matters or transactions with respect to Purchaser and its Subsidiaries, and (iii) consider in good faith any comments received from Parent with respect to such matters.

(f)           At the prior written request of Parent, Purchaser shall use commercially reasonable efforts to consult and cooperate in good faith with respect to (i) making or causing to be made an entity classification election pursuant to Treasury Regulations Section 301.7701-3 having an effective date specified by Parent (which shall be no earlier than the day prior to the Closing Date) and electing “disregarded entity,” partnership or corporate status as specified by parent with respect to any wholly-owned Subsidiary of Purchaser (whether existing at or formed after or acquired after the Closing Date) that is an “eligible entity” (within the meaning of Treasury Regulations Section 301.7701-3) and (ii) converting any Subsidiary that is a “per se” corporation into an “eligible entity”; provided, that no such election or conversion shall be required to be made if it would reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates that is material.

(g)           Purchaser agrees that it will not take or fail to take, and will not cause or permit any of its Affiliates to take or fail to take, any action where such action or failure to act would, or could reasonably be expected to, prevent the qualification of the Contribution and the Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 7.4            Certain Tax Matters. Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to take all actions, and do and to assist and cooperate with the other parties in doing, all things reasonably necessary to permit the Contribution and the Merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For U.S. federal income Tax purposes, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3. On the Closing Date, Purchaser shall, and shall cause its relevant Subsidiary (including DutchCo Merger Sub) to, deliver to Parent’s tax counsel or other tax advisor(s) customary representations, reasonably satisfactory in form and substance to such counsel or advisor(s) for purposes of allowing such counsel or advisor(s) to deliver to Parent a written opinion, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, regarding the qualification of the Contribution and the Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 7.5            Cooperation and Exchange of Information.

(a)           From and after the Closing, each Party to this Agreement shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes, (iii) conducting any Tax Proceeding or (iv) making any Tax Election. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)           Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

Section 7.6            Tax Sharing Agreements. On or before the Share Sale Effective Time (with respect to the Transferred Entities that are Share Sale Entities) or the Contribution Effective Time (with respect to any other Transferred Entities), the rights and obligations of such Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of such Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of such Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Share Sale Effective Time or the Contribution Effective Time, as applicable, in respect of such agreements or arrangements.

Section 7.7            Tax Treatment of Payments.

(a)           Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under Section 2.6, Section 6.6, Section 6.15 and Article X and/or the Undertaking as an adjustment to the IP Consideration, the Final First Share Sale Consideration, the Final Second Share Sale Consideration or the Final Contribution Consideration, as applicable, for Tax purposes.

(b)           Notwithstanding anything to the contrary in this Agreement, the maximum aggregate amount of cash payable to Parent and its Subsidiaries pursuant to Section 6.6, Section 6.5, Article X and the Undertaking shall equal the maximum amount that can be so paid without causing the Contribution and the Merger, taken together, to fail to satisfy Treasury Regulations Section 1.368-1(e), as determined by Parent.

Section 7.8            Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay, when due and be responsible for any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs (“Transfer Taxes”) imposed on or payable in connection with the Contribution. The Party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any such Transfer Taxes; provided, that, notwithstanding any of the foregoing, neither Parent nor any of its Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any such Transfer Taxes, or any claim for any reduction thereof, if Parent determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on Parent or any of its Affiliates.

Section 7.9            Straddle Periods. For purposes of determining the Pre-Closing Tax Amount, with respect to any Taxes that are payable for a Straddle Period, the portion of such Taxes that are allocable to the portion of such Straddle Period ending on the Closing Date shall (a) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, sales or use, employment, withholding or similar items, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date (or the day prior to Closing, as applicable) and the denominator of which is the number of days in the entire Straddle Period and (b) in the case of any Taxes based upon or related to income, gains or receipts, sales or use, employment, withholding or similar items, be deemed equal to the portion of such Taxes that are allocable to such period computed on a closing of the books basis as if the relevant Tax period ended as of the close of business on the Closing Date; provided that (i) except as required by Law, the Share Sale, the Classifieds DutchCo Distribution (and any related distribution of Share Sale proceeds by a Subsidiary of Classifieds DutchCo to facilitate the Classifieds DutchCo Distribution), the transactions contemplated by the Pre-Closing Restructuring Plan, and any actions taken pursuant to Section 5.7 (Intercompany Accounts; Cash) or Section 5.8 (Termination of Intercompany Arrangements) shall, in each case, be considered as occurring in the portion of such Straddle Period ending on the Closing Date, and (ii) any Tax item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

Section 7.10          Certain Transaction Tax Matters.

(a)           In connection with the preparation and filing of any Tax Return that reflects a Transaction Tax, Purchaser shall provide a draft of the relevant portion of such Tax Return to Parent for its review and comment at least thirty (30) Business Days prior to the due date for such Tax Return (taking into account any applicable extensions). Purchaser shall revise the relevant portion of any such Tax Return to reflect any reasonable comments received from Parent not later than fifteen (15) Business Days before the due date thereof (taking into account any applicable extensions). Except as required by Law, Purchaser shall not amend or revoke any such Tax Return that reflects a Transaction Tax without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) to the extent such action would reasonably be expected to increase a Tax liability of Parent.

(b)           In connection with any Tax Proceeding (or the portion thereof) that relates to a Transaction Tax (a “Covered Tax Proceeding”), Purchaser shall provide prompt notice to Parent of any written communication from a tax authority regarding any pending or threatened Tax proceeding or assessment related to Transaction Taxes of which it becomes aware. Parent may, at its expense, assume the conduct and control of such Covered Tax Proceeding; provided, that (i) Purchaser shall be permitted to participate, at its own expense, in such proceedings, and (ii) Parent shall not enter into settlement of, or consent to the entry of any judgment with respect to, such proceedings without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement or entry of judgment would reasonably be expected to have a material adverse impact on Purchaser and its Subsidiaries (including the Transferred Entities) for any Post-Closing Tax Period.

(c)           Parent shall be entitled to (i) any refunds or credits of or against any Taxes for which Parent is responsible pursuant to Section 10.2(a)(iv) and (ii) payment in respect of any amount by which the amount included in the Pre-Closing Tax Amount in respect of Transaction Taxes exceeds any Liabilities of the Purchaser Indemnified Parties or Transferred Entities for Transaction Taxes. Purchaser shall pay over (or caused to be paid over) to Parent the amount of any such refund or credit (including any interest paid thereon and net of any reasonable out-of-pocket expenses (including Taxes) incurred by Purchaser or its Subsidiaries in connection with obtaining such refund or credit), or the amount of any such excess, as applicable within fifteen (15) calendar days after actual receipt of such refund or credit or the application of such refund or credit against amounts otherwise payable, or after payment of any such Transaction Taxes, as applicable.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1            Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions (any of which may be waived, in whole or in part, by the mutual written agreement of Parent and Purchaser to the extent permitted by applicable Law):

(a)           Regulatory Approvals. Any required consents, authorizations and approvals required to be obtained prior to the consummation of the Transactions from each Governmental Entity set forth on Section 8.1(a) of the Parent Disclosure Schedule (each a “Required Jurisdiction”) shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated).

(b)           No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Transactions (collectively, the “Legal Restraints”).

(c)           Purchaser Stockholder Approval. Purchaser shall have obtained the Purchaser Stockholder Approval.

(d)           Dutch Works Council Consultation Procedure. The Dutch Works Council Consultation Procedure shall have been completed in accordance with Section 6.14(a) or Section 6.14(b).

Section 8.2            Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Transactions shall be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by Purchaser):

(a)           Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 3.1 (Organization and Qualification), Section 3.3 (Authority Relative to this Agreement) and Section 3.19 (Brokers) (collectively and together with the representations and warranties set forth in Section 3.2(a) (Capitalization), the “Parent Fundamental Representations”), shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; (ii) the representations and warranties of Parent set forth in Section 3.2(a) (Capitalization) shall be true and correct (other than de minimis inaccuracies) as of the Closing Date as if made on and as of the Closing Date; (iii) the representations and warranties of Parent set forth in Section 3.6(c) (Absence of Certain Changes or Events) and Section 3.22 (Solvency) shall be true and correct as of the Closing Date as if made on and as of the Closing Date; and (iv) each of the other representations and warranties of Parent contained in Article III shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)           Covenants and Agreements. The covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)           Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3            Conditions to Parent’s Obligation to Close. The obligations of Parent to effect the Transactions shall be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by Parent):

(a)           Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority Relative to this Agreement) and Section 4.17 (Brokers) (collectively and together with the representations and warranties set forth in Section 4.4(a) and Section 4.4(d) (Capitalization and Operations) and Section 4.19 (Solvency), the “Purchaser Fundamental Representations,” and together with Parent Fundamental Representations, the “Fundamental Representations”) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; (ii) the representations and warranties of Purchaser set forth in Section 4.4(a) and Section 4.4(d) (Capitalization and Operations) shall be true and correct (other than de minimis inaccuracies) as of the Closing Date as if made on and as of the Closing Date; (iii) the representations and warranties of Purchaser set forth in Section 4.6(c)(Absence of Certain Changes or Events) and Section 4.19 (Solvency) shall be true and correct as of the Closing Date as if made on and as of the Closing Date; and (iv) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)           Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)           Stock Exchange Listing. The Prospectus for the listing of the Purchaser Ordinary Stock to be issued in connection with the transactions contemplated by this Agreement on the Oslo Stock Exchange shall have been approved by the FSA and published by Purchaser pursuant to the relevant rules, and all other requirements for listing of such Purchaser Ordinary Stock upon issuance shall be fulfilled.

(e)           Certain Approvals. The consents, authorizations and approvals set forth on Section 8.3(e) of the Parent Disclosure Schedule shall have been obtained.

Article IX

TERMINATION

Section 9.1            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written consent of Parent and Purchaser;

(b)           by either Parent or by Purchaser, if:

(i)            the Closing shall not have occurred on or before the date that is nine (9) months after the date of this Agreement (the “Outside Date”); provided, that if all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a)), shall have been satisfied or waived or shall be capable of being satisfied on such date, the Outside Date may be extended on one or more occasions at the option of Parent and/or Purchaser to the date that is twelve (12) months after the date of this Agreement, which date shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before the Outside Date;

(ii)           Parent (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is sixty (60) days from the date that the breaching or non-performing Party is notified in writing by the other Party of such breach or failure to perform; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(iii)          any Legal Restraint permanently preventing or prohibiting consummation of the Transactions shall be in effect and shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint.

(c)           by Parent, if:

(i)            if (A) prior to such time as the Purchaser Stockholder Approval is obtained, Purchaser or the Purchaser Board (x) fails to submit the Transactions to the Purchaser Stockholders Meeting in accordance with Section 5.20(a) or makes an Adverse Recommendation, or (y) materially breaches its obligations under Section 5.20 or Section 5.21(a); or (B) a takeover bid or offer for any class or classes of securities representing in the aggregate 15% or more of the outstanding voting power of Purchaser is commenced (other than by Parent or a Subsidiary thereof), and the Purchaser Board recommends that the stockholders of Purchaser tender their shares in such takeover bid or offer or otherwise fails to recommend that such stockholders reject such takeover bid or offer within a ten (10) Business Day period following the commencement of the acceptance period; or

(ii)           if the Purchaser Stockholder Approval shall not have been obtained upon a vote taken thereon at the Purchaser Stockholder Meeting.

Section 9.2            Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other.

Section 9.3            Effect of Termination.

(a)           In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party to this Agreement, or any of their respective officers, directors, employees, equityholders, Affiliates, agents, successor or assigns, except as set forth in the Confidentiality Agreement, Section 5.2(a), the third to last sentence of Section 5.3(e), the second sentence of Section 5.3(f), the last sentence of Section 5.15(d) or this Section 9.3; provided, that termination of this Agreement shall not relieve any Party from Liability for Actual Fraud or Willful Breach of this Agreement. Notwithstanding anything to the contrary contained herein, Section 5.2(a), the third to last sentence of Section 5.3(e), the second sentence of Section 5.3(f), the last sentence of Section 5.15(d), this Section 9.3 and Article XI shall survive any termination of this Agreement.

(b)           If:

(i)            this Agreement is terminated pursuant to Section 9.1(c), then Purchaser shall pay, or cause to be paid, to SwissCo (or another designee of Parent) $92,000,000 (the “Fiduciary Termination Fee”) within two (2) Business Days following such termination; or

(ii)           after the date of this Agreement a Competing Proposal is made known to the Parent Board or is made directly to the stockholders of Purchaser generally or any Person publicly announces (and does not publicly withdraw) a Competing Proposal and (A)(x) thereafter this Agreement is terminated by either Party pursuant to Section 9.1(b)(i) without the Purchaser Stockholder Approval having been obtained or (y) thereafter this Agreement is terminated by Parent pursuant to Section 9.1(b)(ii), and, in either case, (B) prior to the date that is twelve (12) months after the date of such termination, Purchaser enters into a definitive agreement or consummates a transaction with respect to a Competing Proposal (whether or not the same Competing Proposal as that referred to above), then Purchaser shall pay, or cause to be paid, to SwissCo (or another designee of Parent) the Fiduciary Termination Fee within two (2) Business Days following the earlier of the date Purchaser enters into a definitive agreement in respect of such Competing Proposal or consummates such Competing Proposal.

Any Fiduciary Termination Fee due under this Section 9.3(b) shall be paid by wire transfer to the account specified by SwissCo (or another designee of Parent) of same-day funds (in U.S. dollars).

(c)           Purchaser shall pay to SwissCo (or another designee of Parent) $92,000,000 (the “Regulatory Termination Fee,” and with the Fiduciary Termination Fee, each a “Purchaser Termination Fee”) if this Agreement is terminated pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or Section 8.3(e)) and, at the time of such termination, (A) any condition set forth in Section 8.1(a), Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or Section 8.3(e)) or Section 8.3(e) has not been satisfied and (B) all of the conditions to the Closing, other than any condition set forth in Section 8.1(a), Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or Section 8.3(e)) or Section 8.3(e), have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination) or waived; provided, that no Regulatory Termination Fee shall be payable by Purchaser pursuant to this Section 9.3(c) if the failure of any condition set forth in Section 8.1(a), Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a) or Section 8.3(e)) or Section 8.3(e) to be satisfied is caused by Parent’s Willful Breach of Section 5.3. Any Regulatory Termination Fee due under this Section 9.3(c) shall be paid by wire transfer to the account specified in writing by SwissCo (or another designee of Parent) of same-day funds (in U.S. dollars) within two (2) Business Days after such termination.

(d)           If (i) Purchaser fails to pay the Purchaser Termination Fee when due, Purchaser will reimburse Parent, SwissCo and their Affiliates for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Parent of its rights under this Section 9.3 (collectively, the “Collection Fees and Expenses”) within two (2) Business Days after Parent provides Purchaser with a notice of such Collection Fees and Expenses; and (ii) if Purchaser fails to pay any amount when due pursuant to this Section 9.3, Purchaser shall pay or cause to be paid to SwissCo (or another designee of Parent) the amount due, together with interest accruing daily on such amount from the date on which such payment was due at an annual rate equal to the prime rate set forth in The Wall Street Journal in effect on the date such payment was due plus two percent (2%).

(e)           Each Party acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the Parties would not enter into this Agreement. The Parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when required to be paid pursuant to this Section 9.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate SwissCo (or its designee) such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Purchaser be required to pay more than one Purchaser Termination Fee pursuant to this Agreement.

(f)           Each of Parent and Purchaser and their respective Affiliates shall take the position that any amount payable pursuant to this Section 9.3 is not subject to (reverse charged) VAT, and shall act in a manner consistent therewith (including filing Tax Returns consistent therewith and using reasonable best efforts to contest any contrary position in a Tax audit or similar proceeding). In no event shall any (reverse charged) VAT be deducted from any amount payable pursuant to this Section 9.3, and no Party (or its Affiliates) shall be under any obligation to reimburse any other Party (or its Affiliates) for any (reverse charged) VAT levied from or due by such other Party in respect of any amount payable pursuant to this Section 9.3.

Section 9.4            Extension; Waiver. At any time prior to the Closing, either Parent, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Article X

INDEMNIFICATION

Section 10.1        Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of Parent and Purchaser contained in this Agreement and in any certificate delivered hereunder shall terminate at, and shall not survive, the Closing; provided, that the Fundamental Representations shall survive until the expiration of the applicable statute of limitations. Written notice of a claim for breach of any Fundamental Representation must be given by Parent or Purchaser to the other Party, as applicable, in accordance with the provisions hereof prior to the expiration of such Fundamental Representation. The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall survive the Closing until the date that is six (6) months after the Closing Date, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Parent or by Parent to Purchaser, as applicable, in accordance with the provisions hereof prior to such date. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms; provided, that Purchaser’s indemnification obligation pursuant to Section 10.3(a)(1)(y) shall expire upon the earlier to occur of (a) the funding of the Classifieds Silo Replacement Financing and (b) the expiration of the applicable statute of limitations.

Section 10.2          Indemnification by SwissCo.

(a)           Subject to the provisions of this Article X, effective as of and after the Closing, Parent shall cause SwissCo (and Parent shall guarantee all such SwissCo obligations) to indemnify and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any Parent Fundamental Representations, at and as of the Closing Date as though made at and as of such time (unless made as of a specific date, in which case at and as of such date), (ii) any breach of any covenant or agreement of Parent contained in this Agreement, (iii) any Liabilities of the Retained Businesses for which, under applicable Law, any Transferred Entity could be held liable, and (iv) any Liabilities of the Purchaser Indemnified Parties or Transferred Entities for Taxes imposed on (A) the First Share Sale and the Second Share Sale (excluding any such Taxes allocated to Purchaser pursuant to Section 11.8), (B) the Classifieds DutchCo Distribution (and any related distribution of the First Share Sale and the Second Share Sale proceeds by a Subsidiary of Classifieds DutchCo to facilitate the Classifieds DutchCo Distribution), (C) the transactions contemplated by the Pre-Closing Restructuring Plan, or (D) any actions taken pursuant to Section 5.7 (Intercompany Accounts; Cash) or Section 5.8 (Termination of Intercompany Arrangements), in each case, except to the extent such amounts (x) were included in the Pre-Closing Tax Amount or (y) are Specified Taxes (collectively, “Transaction Taxes”).

(b)           Notwithstanding anything to the contrary herein, none of Parent, SwissCo or any of their respective Affiliates shall be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses to the extent the related Liabilities were, in each case, (i) reflected in, reserved for or taken into account in the determination of (A) the First Share Sale Entities Indebtedness on the Final First Share Sale Closing Statement, (B) the Second Share Sale Entities Indebtedness on the Final Second Share Sale Closing Statement or (C) the Contribution Entities Indebtedness on the Final Contribution Closing Statement or (ii) that were reflected or reserved for in the Business Financial Statements.

(c)           Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of SwissCo and its Affiliates under Section 10.2(a) and Section 10.2(a) shall in no event exceed, in aggregate, $9,200,000,000 (the “Overall Cap”).

Section 10.3          Indemnification by Purchaser.

(a)           Subject to the provisions of this Article X, effective as of and after the Closing, (1) Purchaser shall indemnify and hold harmless Parent, SwissCo and their respective Affiliates (collectively, the “Parent Indemnified Parties”) from and against (x) any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, to the extent arising out of or resulting from (i) to the maximum extent permitted by Norwegian Law, any breach of any Purchaser Fundamental Representations, at and as of the Closing Date as though made at and as of such time (unless made as of a specific date, in which case at and as of such date); (ii) to the maximum extent permitted by Norwegian Law, any breach of any covenant or agreement of Purchaser contained in this Agreement; (iii) any Liability arising out of or relating to the Transferred Entities or the Business (including the Business Intellectual Property and the Business Leased Real Property), in each case including the ownership, occupation, use or maintenance thereof, whether arising prior to, at or after the Closing (excluding any Tax Liability for a taxable period that ends on or before the Closing Date, or that is allocable to the pre-Closing portion of any Straddle Period (determined in accordance with Section 7.9)); (iv) without duplication of any Liability described in the foregoing clause (iii), the failure to pay any Liability when due to the extent reflected in, reserved for or taken into account in the determination of (A) the First Share Sale Entities Indebtedness on the Final First Share Sale Closing Statement, (B) the Second Share Sale Entities Indebtedness on the Final Second Share Sale Closing Statement or (C) the Contribution Entities Indebtedness on the Final Contribution Closing Statement; and (v) Liabilities arising out of claims made by either Party’s securityholders or lenders to the extent relating to the Classifieds Indebtedness; and (y) fifty percent (50%) of any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, to the extent arising out of or resulting from any Liabilities of the Parent Indemnified Parties for Taxes imposed as a result of the failure of the Classifieds DutchCo Distribution, to the extent it is sourced, directly or indirectly, from the Classifieds Indebtedness, to qualify for the Intended Tax Treatment (the “Specified Taxes”) (subject to Section 10.3(d)); and (2) Purchaser shall cause the Transferred Entities and the Share Sale Purchasers to indemnify and hold harmless the Parent Indemnified Parties from and against any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any Purchaser Fundamental Representations, at and as of the Closing Date as though made at and as of such time (unless made as of a specific date, in which case at and as of such date); and (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement.

(b)           Notwithstanding anything to the contrary herein, Purchaser shall not be required to indemnify or hold harmless any Parent Indemnified Party against, or reimburse any Parent Indemnified Party for, any Losses to the extent the related Liabilities were reflected or reserved for in the audited financial statements and unaudited interim financial statements of Purchaser included in the Purchaser Reporting Documents.

(c)           Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of Purchaser under Section 10.3(a)(i) and Section 10.3(a)(ii) shall in no event exceed, in aggregate, the Overall Cap.

(d)           Notwithstanding anything to the contrary herein, (i) the cumulative indemnification obligations of Purchaser under Section 10.3(a)(1)(y) shall not exceed $50,000,000 and (ii) Specified Taxes shall not include any Losses arising solely as a result of actions or transactions taken by Parent or its Affiliates prior to the Closing.

Section 10.4          Indemnification Procedures.

(a)           A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X, except if the Indemnifying Party is prejudiced by such failure. Any such notice shall describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses and shall be delivered prior to the expiration of any applicable survival period specified in Section 10.1.

(b)           Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2 or Section 10.3 (other than a Third Party Claim relating to Tax matters that is governed by Section 7.10), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants. Purchaser or Parent, as the case may be, shall, and shall cause each of their respective Subsidiaries and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party in its sole and absolute discretion.

(c)           Notwithstanding any of the foregoing, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (i) Parent or any of its Affiliates or (ii) a consolidated, combined, unitary or similar group that includes Parent or any of its Affiliates.

Section 10.5          Exclusive Remedy; No Recourse.

(a)           Purchaser and Parent acknowledge and agree that, except (i) in connection with Actual Fraud, (ii) with respect to the matters covered by Section 2.4 through 2.6 and (iii) for the Parties’ right to seek and obtain any equitable relief pursuant to Section 11.11, from and after the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of Parent and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that either Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Transactions or the other transactions contemplated hereby, including any breach of any representation, warranty, covenant or agreement in this Agreement or the Local Share Transfer Agreements (but excluding the other Ancillary Agreements and the Confidentiality Agreement). Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. Notwithstanding anything to the contrary herein, (x) Purchaser acknowledges and agrees that it is relying exclusively on, and its sole recourse for any actual or alleged breach of any representation or warranty (other than the Parent Fundamental Representations) set forth in this Agreement (or any certificate or other document delivered hereunder, excluding the Stockholder Agreement) will be, the Purchaser R&W Insurance Policy and (y) Parent acknowledges and agrees that it is relying exclusively on, and its sole recourse for any actual or alleged breach of any representation or warranty (other than the Purchaser Fundamental Representations) set forth in this Agreement (or any certificate or other document delivered hereunder, excluding the Liquidity and Information Rights Agreement) will be, any representations and warranties insurance policy that Parent elects to obtain.

(b)           Notwithstanding anything to the contrary herein, Purchaser (on behalf of itself, its Subsidiaries (including, from and after the Closing, the Transferred Entities) and its and its Subsidiaries’ respective officers, directors, employees, members, partners, stockholders, other equityholders, Representatives and agents, and their respective successors and assigns (collectively, but excluding Purchaser, the “Purchaser Related Parties”)) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to any of Parent’s Affiliates or any of Parent’s or any of its Affiliates’ respective officers, directors, employees, members, partners, stockholders, other equity holders, Representatives or agents, and their respective successors and assigns (collectively, but excluding Parent, the “Parent Related Parties”) under any theory of law or equity, including under any control person liability theory, for any Losses relating to or arising from any actual or alleged breach of any representation, warranty, covenant or agreement set forth in this Agreement (or any certificate or other document delivered hereunder) or in connection with this Agreement or the Transactions or the other transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement (or any certificate or other document delivered hereunder), the subject matter of this Agreement, the ownership, operation, management, use or control of the Business or any of the Transferred Entities prior to the Closing, any of their respective assets or liabilities, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law.

(c)           Notwithstanding anything to the contrary herein, Parent (on behalf of the itself and the Parent Related Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to any of the Purchaser Related Parties (other than any party to the Support Agreements), under any theory of law or equity, including under any control person liability theory, for any Losses relating to or arising from any actual or alleged breach of any representation, warranty, covenant or agreement set forth in this Agreement (or any certificate or other document delivered hereunder) or in connection with this Agreement or the Transactions or the other transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement (or any certificate or other document delivered hereunder) or the subject matter of this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law.

(d)           Parent and Purchaser agree that the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby constitute an integral part of the consideration provided to Parent hereunder, were specifically bargained for between sophisticated parties and their respective counsel and were specifically taken into account in the determination of the amounts to be paid to Parent hereunder.

Section 10.6          Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be increased to take into account any Tax costs actually incurred by the Indemnified Party or its Affiliates in connection with the incurrence the receipt of the indemnity payment (to the extent such Taxes are (x) not already covered in the computation of the Losses and (y) payable in respect of the taxable year in which such Losses are incurred or either of the two succeeding taxable years) but shall be reduced by (a) any Tax benefits actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Losses in the taxable year in which such Losses are incurred or either of the two succeeding taxable years and (b) the amount of any third-party insurance or reimbursement proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations), and the Indemnified Party shall use, and cause its Subsidiaries to use, reasonable best efforts to seek full recovery under all insurance and other indemnity and reimbursement provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights or claims which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights or claims to the Indemnifying Party or, where such assignment is not permitted, use commercially reasonable efforts to recover in respect of such rights or claims against the third parties on behalf of the Indemnifying Party.

Section 10.7          Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually awarded by a court of competent jurisdiction and paid to a third party. No Indemnified Party shall have any right to assert any claim against any Indemnifying Party with respect to any Loss to the extent such alleged Loss is a possible or potential Loss the Indemnified Party believes may be asserted rather than an actual Loss that has, in fact, been actually paid or incurred by such Indemnified Party. Neither the Purchaser Indemnified Parties, on the one hand, nor the Parent Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss. Notwithstanding any other provision of this Agreement, in no event shall any Indemnified Party be entitled to indemnification pursuant to this Article X to the extent any Losses were attributable to such Indemnified Party’s own Actual Fraud, gross negligence or Willful Breach.

Section 10.8          Mitigation. Each Party agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use reasonable best efforts to mitigate such Losses.

Article XI
GENERAL PROVISIONS

Section 11.1          Interpretation; Absence of Presumption.

(a)           It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)           For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable 4:00 p.m. London spot exchange rate in effect at 11:59 p.m. Pacific time (as reported by Bloomberg L.P.) on the date for which such U.S. dollar amount is to be calculated; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the Parties or the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party or either party thereto by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, to the extent such amendment, modification or supplement has been provided to the Party which is not a party to the applicable Contract; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (xv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, from and after the Closing, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

(c)           Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent.

(d)           No information or document that is not otherwise publicly disclosed will be considered to have been “made available” or “disclosed” to Purchaser unless it was provided to Purchaser, its Subsidiaries or its or its Subsidiaries’ Representatives no later than 12:00 p.m., New York City time, on the date of this Agreement, in the electronic dataroom hosted by Parent under the title “Oak”, (the “Parent Dataroom”) a copy of which Parent shall deliver to Purchaser on one or more digital storage devices promptly following each of the date hereof and the Closing, and Parent shall keep such electronic dataroom open and accessible to Purchaser and its Representatives (subject to “clean team” and other restrictions and protocols) through the earlier of the Closing or the termination of this Agreement.

(e)           No information or document that is not otherwise publicly disclosed will be considered to have been “made available” or “disclosed” to Parent unless it was provided to Parent, its Subsidiaries or its or its Subsidiaries’ Representatives no later than 12:00 p.m., New York City time, on the date of this Agreement, in the electronic dataroom hosted by Purchaser under the title “Oak”, (the “Purchaser Dataroom”) a copy of which Purchaser shall deliver to Parent on one or more digital storage devices promptly following each of the date hereof and the Closing, and Purchaser shall keep such electronic dataroom open and accessible to Parent and its Representatives (subject to “clean team” and other restrictions and protocols) through the earlier of the Closing or the termination of this Agreement.

Section 11.2          Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.3          Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)           This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware (except that (i) the Laws of Norway shall govern the duties of the members of the Purchaser Board and the Contribution and (ii) the Laws of the Netherlands shall govern the duties of the management board of Classifieds DutchCo, the Classifieds DutchCo Distribution, the transfer of the Contribution Shares and the Merger, in each case, to the extent mandatorily applicable thereto). Except as expressly set forth in the immediately preceding sentence, the Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware. In addition, each Party irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom), in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom). Each Party agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)           EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3(b). NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3(b) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4          Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5          No Third Party Beneficiaries. Except for the last sentence of Section 5.15(d), Section 5.17, Section 10.2, Section 10.3, Section 10.5(b), Section 11.13 and Section 11.15 in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6          Expenses.

(a)           Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.

(b)           Not less than two (2) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with a good faith estimate of the Transaction Expenses (the “Estimated Transaction Expenses”). If Purchaser agrees with the amount of Estimated Transaction Expenses, such Estimated Transaction Expenses shall become final. If Purchaser does not agree with the Estimated Transaction Expenses, the provisions of Section 2.4 and Section 2.5 shall apply, mutatis mutandis, to the determination of the amount of Transaction Expenses. Such Estimated Transaction Expenses as finally determined either through agreement of the Parties or pursuant to Section 2.4 and Section 2.5 shall be the “Final Transaction Expenses.” Parent shall be responsible or the Final Transaction Expenses.

Section 11.7          Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by electronic mail (“e-mail”) transmission, and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):

(a)           If to Parent:

c/o eBay Inc.

2025 Hamilton Avenue
San Jose, California 95125
Attention: General Counsel

E-mail: mhuber@ebay.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Karessa L. Cain, Esq.
                   Raaj S. Narayan, Esq.

E-mail: KLCain@wlrk.com

             RSNarayan@wlrk.com

(b)           If to Purchaser:

Adevinta ASA
Grensen 5

NO-0159 Oslo

Norway
Attention: Jeremy Briscombe, General Counsel

E-mail: jeremy.briscombe@adevinta.com

             legal@adevinta.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank St, Canary Wharf
London, E14 5DS
United Kingdom
Attention:  Scott V. Simpson
                    Lorenzo Corte
                    Denis Klimentchenko
E-mail: scott.simpson@skadden.com

             lorenzo.corte@skadden.com

             denis.klimentchenko@skadden.com

Section 11.8          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties to this Agreement and their respective successors and assigns; provided, that no Party to this Agreement may directly or indirectly assign (whether by operation of Law or otherwise) any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party to this Agreement; provided (i) Purchaser or Parent (as applicable, the “Assigning Party”) may assign any or all of its rights and its related obligations hereunder to any of its Subsidiaries; provided, further, that any such assignment shall not relieve the Assigning Party of its obligations hereunder, and (ii) the Purchaser (or any party to which the Purchaser has assigned its rights under this Agreement pursuant to sub-paragraph (i) above) may charge and/or assign by way of security the benefit of this Agreement to any Lender, Replacement Financing Lender or source of Debt Financing or Replacement Debt Financing, in each case, upon written notice to the Parent. Notwithstanding anything in this Agreement to the contrary, Purchaser shall be responsible for, and shall indemnify and hold harmless Parent and its Affiliates from and against, any and all incremental Taxes that result from an assignment by Purchaser pursuant to the proviso in the preceding sentence, for the avoidance of doubt including any increase in the amount of Tax required to be deducted or withheld pursuant to Section 7.9.

Section 11.9          Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by each Party. Any Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11        Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The Parties acknowledge and agree that any limitations on remedies of the Parties following termination of this Agreement set forth in Section 9.3 shall not limit the right of either Party to obtain specific performance pursuant to this Section 11.11. If, prior to the Outside Date, any Party brings any Action in accordance with Section 11.3 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

Section 11.12        Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)           Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, any of its Affiliates or any stockholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by Wachtell, Lipton, Rosen & Katz, Quinn Emanuel Urquhart & Sullivan, LLP, Advokatfirmaet Thommessen AS and De Brauw Blackstone Westbroek N.V. (the “Current Representation”).

(b)           Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between Wachtell, Lipton, Rosen & Katz, Quinn Emanuel Urquhart & Sullivan, LLP, Advokatfirmaet Thommessen AS and De Brauw Blackstone Westbroek N.V. and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Subsidiaries, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and that Parent, and not Purchaser, its Affiliates or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser, its Subsidiaries or the Transferred Entities shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser, its Subsidiaries or the Transferred Entities, or to internal counsel of Parent and its Affiliates relating to such engagement, and none of Purchaser, its Affiliates, the Transferred Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser, its Subsidiaries or the Transferred Entities, or does not belong to Parent.

Section 11.13        Financing Sources.

Notwithstanding anything in this Agreement to the contrary, Parent on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties or Replacement Financing Lenders, arising out of or relating to, this Agreement, the Debt Financing, the Replacement Financing or any of the agreements (including the Commitment Letter and any Replacement Financing Document) entered into in connection with the Debt Financing, Replacement Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Commitment Letter, any Replacement Financing Document or other applicable definitive document relating to the Debt Financing or Replacement Financing, as applicable, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, Replacement Financing, the Commitment Letter, the Replacement Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Parent or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties and Replacement Financing Lenders in any way arising out of or relating to, this Agreement, the Debt Financing, Replacement Financing, the Commitment Letter, the Replacement Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties or Replacement Financing Lenders will have any liability to Parent or any of its Subsidiaries or any of their respective Affiliates or representatives (in each case, other than Purchaser and its Affiliates) relating to or arising out of this Agreement, the Debt Financing, Replacement Financing, the Commitment Letter, Replacement Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Parties and Replacement Financing Lenders are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.13 and Section 9.3(d) and Section 11.9, and that such provisions shall not be amended in any way (i) adverse to the Financing Parties without the prior written consent of the Financing Parties and (ii) adverse to the Replacement Financing Parties without the prior written consent of the Replacement Financing Parties.

Section 11.14        No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.15        Release.

(a)           Effective as of the Closing, Purchaser, on behalf of itself and each Purchaser Related Party, hereby irrevocably, unconditionally and completely waives and releases and forever discharges, to the fullest extent permitted by applicable Law, Parent and each Parent Related Party (such released Persons, the “Purchaser Releasees”), in each case from all demands, proceedings, causes of action, suits, accounts, covenants, Contracts, Losses and Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances, actions or omissions taken or not taken by the Purchaser Releasees, the Business, the Retained Business or the Transferred Entities, or any of their respective Affiliates, officers, directors, employees, managers, members, partners, stockholders, other equityholders, Representatives or agents, in each case, to the extent based upon facts, circumstances, occurrences or omissions existing, occurring or arising at or prior to the Closing and relating to or arising out of this Agreement and the transactions contemplated hereby, the Retained Business, the Transferred Entities or the Business, or any of their respective assets or liabilities; provided, that such release will not cover and therefore will not affect any rights of Purchaser or any Purchaser Related Party under this Agreement or any Ancillary Agreement, or any claims against any Purchaser Releasees for Actual Fraud. Purchaser shall not make, and shall not permit any Purchaser Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Purchaser Releasees with respect to any Liabilities released pursuant to this Section 11.15(a).

(b)           Effective as of the Closing, Parent, on behalf of itself and each Parent Related Party, hereby irrevocably, unconditionally and completely waives and releases and forever discharges, to the fullest extent permitted by applicable Law, Purchaser and each Purchaser Related Party (such released Persons, the “Parent Releasees”), in each case from all demands, proceedings, causes of action, suits, accounts, covenants, Contracts, Losses and Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances, actions or omissions taken or not taken by the Parent Releasees, the Business or the Transferred Entities, or any of their respective Affiliates, officers, directors, employees, managers, members, partners, stockholders, other equityholders, Representatives or agents, in each case, to the extent based upon facts, circumstances, occurrences or omissions existing, occurring or arising at or prior to the Closing and relating to or arising out of this Agreement and the transactions contemplated hereby, the Transferred Entities or the Business, or any of their respective assets or liabilities; provided, that such release will not cover and therefore will not affect (i) any rights of Parent or any Parent Related Party under this Agreement or any Ancillary Agreement, or any claims against any Parent Releasees for Actual Fraud or (ii) any right of any covered person under Section 5.17. Parent shall not make, and shall not permit any Parent Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Parent Releasees with respect to any Liabilities released pursuant to this Section 11.15(b).

Section 11.16        Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

EBAY INC.

By:	/s/ Jamie Iannone
Name: Jamie Iannone
Title: President & CEO, eBay Inc.

ADEVINTA ASA

By:	/s/ Rolv Erik Ryssdal
Name: Rolv Erik Ryssdal
Title: Adevinta CEO

[Signature Page to Transaction Agreement]